Annual Report 2002

Corporate Profile
10-Year Financial Highlights
Letter from the Chairman of the Board
Letter from the Chief Executive Officer & the President
Overview of the Global Nutrient Industry
Our Company
Our Performance and Outlook
Stewardship
Corporate governance
Environmental
Health and safety
Employees
Communities
Management’s report to the shareholders
Auditors’ report to the shareholders
Financial Statements
Financial Statements and Notes
2002 Annual Report to Shareholders

Agrium 2002
Annual Report

01	Corporate Profile
02	10-year Financial Highlights
04	Letter from the Chairman of the Board
06	Letter from the Chief Executive Officer & the President
08	Officer & Director Biographies
12	Your Company at a Glance
14	Nourishing a Growing World

Management’s Discussion & Analysis of Operations and Financial Condition
18	An Overview of the Global Nutrient Industry
24	Our Company
30	Our Performance and Outlook
47	Forward-Looking Statements

Stewardship
50	Corporate Governance
53	Environment
53	Health & Safety
53	Employees
54	Communities

Consolidated Financial Statements
55	Management’s Responsibility Statement
55	Auditors’ Report
56	Financial Statements and Notes

87	Subsidiaries & Board Committees
89	Supplementary Financial, Performance and Other Data (6 Page Spread)
95	Corporate & Shareholder Information

All amounts are in U.S. dollars unless otherwise stated.

Corporate Profile

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina.

We are one of the top two nitrogen producers in the world, with approximately three percent of the nitrogen market. We have 14 production facilities in North America and Argentina, and have the capacity to produce, market and distribute approximately seven million tonnes of nitrogen, two million tonnes of potash and one million tonnes of phosphate. We sell about 80 percent of these products to agricultural customers and the remaining 20 percent for industrial applications. Our two million tonnes of storage capacity is strategically located near our primary markets to better serve our customers during the peak spring and fall application seasons.

Our Retail operation has 225 retail farm centres in the U.S., and is one of North America’s largest independent retailers of fertilizers, seed and chemicals and a major provider of agronomic services. In Argentina, we own and operate 18 retail farm centres.

Corporate Profile      1

10-Year Financial
Highlights

The following 10-year summary does not form part of Management’s Discussion and Analysis of Operations and Financial Condition:

(millions of U.S. dollars except	For the Year ended December 31
per share data and ratios)	1993(5)	1994(5)	1995(5)	1996	1997	1998	1999	2000	2001	2002

INCOME STATEMENT
Net sales	$290	$670	$1,171	$1,904	$1,938	$1,805	$1,716	$1,873	$2,063	$2,083

Gross profit	$82	$220	$414	$708	$689	$581	$489	$547	$547	$519

Before Argentine charges(1)

EBIT (2)(4)	$31	$98	$187	$295	$354	$228	$131	$163	$80	$68

EBITDA (3)(4)	$44	$119	$221	$376	$439	$320	$224	$270	$221	$216

Net earnings	$18	$62	$112	$150	$182	$119	$62	$82	$4	$4

Per common share	$0.34	$0.99	$1.68	$1.09	$1.41	$0.94	$0.47	$0.65	$(0.06)	$(0.06)

After Argentine charges(1)

EBIT(2)(4)	$31	$98	$187	$295	$354	$228	$131	$163	$31	$64

EBITDA(3)(4)	$44	$119	$221	$376	$439	$320	$224	$270	$172	$212

Net earnings (loss)	$18	$62	$112	$150	$182	$119	$62	$82	$(45)	$—

Per common share	$0.34	$0.99	$1.68	$1.09	$1.41	$0.94	$0.47	$0.65	$(0.49)	$(0.08)

Interest	$4	$6	$10	$58	$46	$40	$37	$37	$74	$68

Dividends per common share	$0.11	$0.11	$0.11	$0.45	$0.08	$0.11	$0.11	$0.11	$0.11	$0.11

CASH FLOW

Cash provided by operating activities	$47	$94	$132	$206	$284	$283	$160	$256	$87	$224

Capital expenditures	$6	$24	$56	$153	$144	$174	$234	$179	$164	$52

BALANCE SHEET

Non-cash working capital	$110	$95	$193	$289	$398	$277	$249	$299	$283	$210

Total assets	$378	$468	$881	$1,591	$1,661	$1,783	$1,959	$2,371	$2,374	$2,169

Total debt	$124	$50	$251	$486	$553	$510	$677	$816	$980	$762

Shareholders’ equity	$153	$284	$399	$697	$624	$714	$753	$868	$743	$764

COMMON SHARE STATISTICS

Average shares outstanding (in millions)(6)	54	63	66	138	129	120	113	112	115	123

Closing share price U.S.$	$5.32	$7.55	$15.00	$13.75	$12.19	$8.69	$7.88	$14.63	$10.60	$11.31

Market capitalization	$287	$506	$975	$1,925	$1,536	$999	$883	$1,682	$1,219	$1,425

PROFITABILITY RATIOS

Return on invested capital(4)	8%	21%	23%	14%	18%	12%	7%	7%	0%	3%

Return on average common shareholders’ equity(4)	16%	28%	32%	28%	28%	19%	10%	12%	(10%)	(2%)

DEBT RATIOS

Debt-to-debt plus equity(4)	45%	15%	39%	41%	47%	42%	47%	48%	57%	50%

EBITDA interest coverage(4)	10.5	20.5	22.1	6.5	9.5	8.0	6.1	7.3	2.3	3.1

1	Argentine charges of $4-million in 2002 (2001 – $49-million) are the net losses due to the devaluation of the Argentine peso and the forced conversion of U.S. dollar receivables into Argentine pesos.

2	Earnings (loss) before interest expense and income taxes.

3	Earnings (loss) before interest expense, income taxes, depreciation, depletion and amortization.

4	These items are not measures of financial performance under either Canadian or U.S. GAAP.

5	Data is Agrium only prior to the Viridian Inc. merger in December 1996 and represents information as reported in that year.

6	Share price and shares outstanding reflect a 3:1 stock split in January 1996.

7	Data for 1993 and 1994 has been restated to U.S. dollars in accordance with Canadian GAAP using the temporal method. The Canadian dollar amounts for these periods have been converted to U.S. dollars at the exchange rate of U.S.$1.00=Cdn$1.4028.

8	Data for 1996 and thereafter reflects the Viridian merger in December 1996 and the acquisitions of Western Farm Services, Inc. and Nu-West Industries, Inc. both in 1995.

9	Data for 2000 and thereafter reflect the acquisition of the Alaskan nitrogen facility and related U.S. West Coast assets in September 2000.

2      10-year Financial Highlights

North America Wholesale Gross Profit and EBIT (millions of dollars)

South America Wholesale Gross Profit and EBIT (millions of dollars)

Agrium’s Realized Prices
($/tonne)

Average Natural Gas Costs
($/MMBtu)

North America Retail Gross
Profit and EBIT (millions of dollars)

South America Retail Gross
Profit and EBIT (millions of dollars)

10-year Financial Highlights      3

Letter from
the Chairman
of the Board

Your Company is entering its 11th year as an independent, publicly traded company. We are young in comparison to most of the companies traded on the two exchanges on which we are listed. Shortly after going public, your Board of Directors made a decision that Agrium would be a company that would develop and practice exemplary corporate governance.

Dealing with our employees, our shareholders, our suppliers and our customers with integrity and honesty is to be the paramount foundation of Agrium. We believe that honesty and integrity constitute one of the major assets of our company, which has earned a reputation for having both. Our objective was to create a company culture that reinforced actions of employees and Directors. A culture that would make Agrium a great company — a great company with which to do business, a great company in which to invest and a great company in which to be employed!

Almost two thousand years ago Marcus Antoninus, the Roman Emperor, said these words which could describe our mission:

  “Do not consider anything for your interest, which makes you break your word, quit your modesty, or inclines you to any practice, which will not bear the light, or look the world in the face.”

We have built this principle into all of the actions taken by our Board, Management and employees.

During the last few years the equity markets have been impacted by corporate scandals, the underlying cause of which were companies who were not prepared to put their actions to the test by asking the simple question, “Is this the right thing to do?” The many incidents of fraud, questionable accounting practices and deliberate deception of shareholders, employees and customers has led to a plethora of new rules to be enforced by Directors and executives of companies. Of course Agrium, and I, would expect all publicly traded companies will be in total compliance with all of the new rules and regulations set out both in Canada and in the

U.S. We are very proud of the fact that we have had to initiate only a few changes in our practices in order to ensure compliance with the new disclosure and reporting requirements.

It is also expected that virtually every publicly traded company will try to convince their investors and other stakeholders in their 2002 Annual Reports that their respective companies are in full compliance with all the new rules and regulations. There will be a contest trying to point out that each of us is the most honest and ethical company. Unfortunately, honesty and ethics cannot be measured by compliance to rules. There is no gauge yet invented that can be implemented in a company to take “its moral temperature.“However, it is quantifiable. Good companies have been in business for decades. They are companies that built their reputation by governing their actions by the principle of doing what is right. It should also be said that increased rules and regulations don’t, in themselves, guarantee honest and ethical practices. Increased rules and regulations may just bring out the innovativeness in individuals who really want to perpetrate a fraud.

Vigilance
Notwithstanding the base we have built to conduct all of our business in an exemplary manner, our Board has accepted our responsibility to ensure that Agrium has effective governance and accountability. Our governance principles and stewardship ensure we take active responsibility for steering toward our mission and guiding strategic planning, developing appropriate structures, ensuring the Board understands its role and ensuring that an effective management team is in place.

The Board plays an important role in establishing and maintaining credibility with the investment community. This starts with defining the ethical framework that governs the Board, Management and our employees. We have an employee Code of Business Conduct that defines how we conduct our business relationships. Employees in Agrium are required from time to time to acknowledge familiarity with the Code of Conduct and reaffirm their commitment in

4      Letter from the Chairman of the Board

writing to compliance with corporate polices and applicable laws. Employees are required to report any known violations to his or her supervisor, the General Counsel or, if they prefer, to a newly established anonymous “hotline.”

Agrium also maintains other policies and procedures which define our conduct. We have mandatory training in accepting accountability for one’s actions as well as the recognition and prevention of any form of harassment. We vigorously reinforce these principles and create an environment of open, honest communication and mutual respect.

Transparency
Earlier on I indicated that great companies earn their reputation by putting their principles into practice. For our stakeholders to judge us, our actions must be transparent. We strive to inform, report and respond to requests for information and conduct our affairs in a manner that can be observed and easily understood. Throughout this Annual Report you will see information about how we are meeting our governance and stewardship principles by providing details about our programs and activities.

Agrium communicates with shareholders and the public in a number of ways ranging from print and public meetings to the electronic web. We broadly disseminate information via written press releases. Often these releases are followed by conference calls, webcasts and investor presentations to enhance the information contained therein. In 2001, our Board approved a Corporate Communications Policy for Agrium that summarizes our commitment to information dissemination as follows:

  “Agrium is committed to the timely, factual and broad-based disclosure of complete, accurate and balanced information about Agrium to the investing public, in accordance with all applicable legal and regulatory requirements.”

Accounting practices
Agrium is a Securities and Exchange Commission (SEC) registrant and a foreign private issuer that files reports in the United States under the Canada — U.S. Multijurisdictional Disclosure System. We must comply with Generally Accepted Accounting Principles (GAAP) in Canada and provide reconciliation to U.S. GAAP for U.S. financial reporting purposes. We employ a practice to meet U.S. GAAP requirements wherever possible in our financial statements in an effort to minimize the need for reconciliation.

Agrium has received a number of awards for the quality and completeness of our financial reporting:

■	In 2001 the Chief Accountant’s Group of the Alberta Securities Commission cited Agrium as a model for full disclosure and proper accounting.

■	In 2002 the American Society of Professional Communicators named Agrium as “Best of Category” for Financial Presentation among companies having revenues between $250-million and $2.5-billion.

We take pride that our efforts to implement best disclosure practices are being held out as examples for others to follow.

Ongoing commitment
Our goal continues to be to protect and steward the shareholders’ interests. We embrace the new initiatives towards increased accountability and improved governance. We are proud of our record to date. The Globe and Mail (Report on Business), one of Canada’s leading financial newspapers, recently ranked Agrium’s corporate governance practices as 39th out of 270 of Canada’s largest companies.

Your Board of Directors is key to Agrium’s success in providing exceptional governance. Not only does your Board contain expertise ranging from finance, agricultural science, farming and business, but each member is very committed to our goal of excellence in corporate governance.

I would like to welcome the addition of Mr. Victor Zaleschuk to our Board. Mr. Zaleschuk brings with him a wealth of expertise in senior management and finance. I would also like to acknowledge the May 2003 retirement from our Board of Mr. Tom Taylor who has served as a director since 1998. Tom’s ability to bring his financial market knowledge and expertise to our Board’s decision making will be missed.

In closing, I want to emphasize that Agrium is proud of our corporate governance. We comply with all rules and regulations that govern our activity. We also strive to create and maintain a culture that will live up to the spirit and intent behind each of those rules and regulations. The words of philosopher Eugene L’Hote says it best:

   “Honesty isn’t any policy at all; it’s a state of mind or it isn’t honesty.”

We are earning a reputation of being a “great company” because we practice the principles that are the foundation of Agrium.

Frank W. Proto (signed)
Chairman of the Board
March 4, 2003

Letter from the Chairman of the Board      5

Letter from the
Chief Executive Officer
& the President

To our shareholders:
The past year was a difficult one for both Agrium and the Fertilizer Industry. A second year of drought in our key Western Canadian market along with distress pricing strategies taken by some of our competitors, resulted in disappointing first half results. As a result, the anticipated transition in the fertilizer cycle to a more profitable environment did not materialize until the second half of 2002.

We were successful in 2002 in addressing the key priorities identified in the letter to shareholders in our 2001 Annual Report. These priorities were to strengthen our balance sheet, improve our financial flexibility and continue to improve the competitiveness of our base business. Thanks largely to the dedication and commitment of our employees, we made major strides in these areas:

■	We successfully completed an equity issue in difficult market and industry conditions, raising net proceeds of $106-million. This preserved our current credit rating and demonstrated our ongoing capacity to access capital markets when required.

■	We reduced average non-cash working capital in 2002 by $180-million versus that in 2001 and increased our 2002 year-end cash position to $109-million.

■	We intensified our focus on cost deferrals and reductions and margin improvement initiatives which reduced total selling, general and administrative expenses by eight percent and North America Wholesale’s fixed operating costs by ten percent, from 2001 levels.

■	We deferred investment capital and cut back on sustaining capital to $52-million, a total reduction of $112-million from 2001, while continuing to maintain the overall health, safety and environmental aspects of our Operations and ensuring plant reliability for future customer needs.

Over and above our success in improving our financial position and enhancing our low-cost producer position, other noteworthy accomplishments in 2002 included:

■	Our North America Retail Business achieved its sixth consecutive year of record earnings before interest expense and income taxes demonstrating the benefits of its product and geographical diversity as well as our strong service orientation.

■	In Argentina, both our Wholesale and Retail Operations performed well in difficult political and economic conditions as they capitalized on the underlying strength of the agricultural sector and a lower cost structure resulting from the devaluation of the Argentine peso.

■	Our phosphate rock mine in Ontario, Canada achieved full production and the new purified acid unit at our Idaho, U.S.A. phosphate facility was brought into production.

■	Annual production records were set at four of our operating facilities during 2002, despite restricted capital expenditures and the focus on reducing operating costs.

■	No “Loss Time Accidents” were reported at five of our operating sites during the year.

■	We also continued to show measurable improvement in our environmental performance including significant reductions in emissions to the environment.

6      Letter from the Chief Executive Officer and the President

However, the year was not without its challenges with two of the more significant challenges being:

■	We have an on-going dispute with Union Oil Company of California over deliverability of gas to our Alaska nitrogen facility, along with other issues. As a result of the lack of progress toward a settlement, we initiated a lawsuit to bring matters before the courts. In the interim, we have been successful in securing some alternative gas supplies from other producers in the region to offset a portion of the shortfall and we are actively working towards a longer-term solution to the dispute.

■	On-stream time at the Profertil, Argentina nitrogen facility was affected by mechanical problems with the urea stripper heat exchanger. A back-up unit will be installed by mid-year as a temporary measure while we await delivery of a new replacement with upgraded metallurgy. Until mid-year, however, we may face further interruptions to production. The plant has demonstrated that exclusive of this problem it can operate above design rates.

Resolution of both these matters will be a priority for us in 2003 to ensure we maximize our ability to take advantage of the improving nitrogen economic fundamentals. Continued improvement in our financial flexibility will also be a priority in 2003, to ensure we position ourselves to take advantage of value-added growth opportunities in all aspects of our business.

There are non-controllable factors that could impact Industry results in 2003. Weather conditions, always the wild card, leading up to and during the spring planting season could alter demand and are not totally predictable. Disruption in the supply of Middle East nitrogen production could result in a short-term tightening of the supply/demand balance which should be positive for the Industry. Short supply could also temporarily affect the price of natural gas, the major input cost for nitrogen fertilizer production.

Rising natural gas prices deserve special mention. We believe the current high level of natural gas prices in North America will lead to development of new reserves in the medium-term, as has been the case in the past. However, in the tight fertilizer supply conditions expected over the next few years, increased gas costs should be reflected in the selling prices of our products. We will continue to adjust our production to match any changes in customer demand resulting from increases in selling prices driven by increasing gas costs. During periods of high natural gas costs

John M. Van Brunt (signed)
Vice Chairman of the Board
& Chief Executive Officer
March 4, 2003

we have a cost advantage over many of our competitors because of our fixed base-price contracts supplying our Alaskan and Argentine facilities and our access to lower-cost gas in Alberta for the majority of our remaining nitrogen production.

As we look forward to 2003, we are cautiously optimistic. Industry fundamentals are positive and absent surprises from weather or other uncontrollable factors, we should see improving economic conditions in the fertilizer sector and improving financial performance. The stocks-to-use ratio (grain inventories relative to projected consumption) is the lowest it has been in 20 years. This has resulted in increasing grain prices and the resultant increase in the demand for fertilizers in the second half of 2002 and the projected demand for 2003. Increasing grain prices have historically been highly correlated with increasing fertilizer prices providing a positive platform for fertilizer pricing in 2003. Limited supply additions over the next three to four years, at a minimum, particularly in nitrogen, should continue to tighten the supply/demand balance providing further support for fertilizer margins over this period.

We would be remiss if we did not acknowledge the significant contributions of Mike Klein, Vice President, Human Resources and Ian Hornby-Smith, Vice President and Controller who retired in 2002. They will undoubtedly be missed. We welcome to our senior management team our new Vice President, Human Resources, Jim Grossett and our new Vice President and Controller, Garnet Amundson, both of whom bring a wealth of expertise and experience in their related fields.

We would like to thank our employees for their commitment and dedication during a challenging year for the Industry and our Company. Despite our intensified emphasis on cost reductions, including salary increase deferrals, our employees remained focused on implementing our strategies and adding value to our shareholders. We would also like to thank our Board of Directors for their continued support and guidance. Their experience and counsel is highly valued by the entire management team and is integral to the success of our Company.

Finally, we wish to thank our shareholders for the confidence they have demonstrated by their continued investment in Agrium through a difficult year. Notwithstanding the financial results in 2002, Agrium has achieved an 18 percent annualized shareholder return both over the period since we went public in April 1993 and over the past three years.

Michael M. Wilson (signed)
President & Chief Operating Officer

Letter from the Chief Executive Officer and the President      7

Officer
Biographies

John M. Van Brunt b.sc., p.eng.
Vice Chairman of the Board
& Chief Executive Officer
Mr. Van Brunt joined Agrium’s former parent company, Cominco Ltd., in 1965 and held increasingly responsible managerial positions. In 1993, he led the initial public offering when Agrium was spun off from Cominco and became Agrium’s first President and Chief Executive Officer. Mr. Van Brunt is a Director of numerous Canadian and International associations.

Bruce G. Waterman b.comm., ca
Senior Vice President, Finance
& Chief Financial Officer
Mr. Waterman joined Agrium in 2000, bringing more than 25 years experience as a financial executive. Prior to joining Agrium, Mr. Waterman was the Vice President and Chief Financial Officer at Talisman Energy Inc.

John D. Yokley b.sc.
Senior Vice President, Marketing & Distribution
Mr. Yokley joined Agrium in 1995 following Agrium’s acquisition of Nu-West Industries, Inc., where he was Vice President, National Account Sales, Distribution and Raw Material Procurement. Mr. Yokley has spent his entire career in the marketing of fertilizer products across North America and internationally.

Dorothy E.A. Bower b.a., ll.b.
Vice President, Strategic Development & Planning
Ms. Bower joined the legal department of Agrium’s former parent company, Cominco Ltd., in 1985 and has actively participated in Agrium’s growth since its inception as a public company in 1993. Prior to her current position, Ms. Bower was Vice President, General Counsel & Corporate Secretary.

Michael M. Wilson b.sc., p.eng.
President & Chief Operating Officer
Mr. Wilson joined Agrium in 2000 following a 25-year executive management career in the chemical industry. His most recent position was Executive Vice President and President, Methanol with Methanex Corporation.

Richard L. Gearheard b.s. (accounting), cpa
Senior Vice President, North America Retail
Mr. Gearheard has worked for Agrium and its predecessor companies across North America for more than 29 years. He was the Chief Financial Officer of Crop Production Services, Inc. and Northwest Vice President for Western Farm Service, Inc.

Garnet K. Amundson b.comm., ca
Vice President & Controller
Mr. Amundson joined Agrium in 2002 following an 18-year career in public accounting and the oil and gas industry. Prior to joining Agrium, Mr. Amundson was Controller at Canadian Hunter Exploration Ltd. and was in various finance management roles at Talisman Energy Inc.

Patrick J. Freeman ccm, cga Vice President & Treasurer Mr. Freeman joined Agrium in 1993 following a career in the treasury, finance and accounting areas of major Canadian corporations.

8      Officer Biographies

James M. Grossett b.a.
Vice President, Human Resources
Mr. Grossett joined Agrium in 2002. He brings with him over 25 years as a human resource executive with both North American and international experience. Previously, Mr. Grossett was Senior Vice President, Human Resources for Molson Inc. and prior to that, Senior Vice President, Human Resources for Coca-Cola Beverages, Ltd.

Leslie A. O’Donoghue b.a. (economics), ll.b.
Vice President, General Counsel
& Corporate Secretary
Ms. O’Donoghue joined Agrium in 1999. She formerly practiced corporate and securities litigation as a partner with the law firm Blake, Cassels & Graydon LLP.

Christopher W. Tworek b.sc. mech., p.eng.
Vice President, Supply Management
Mr. Tworek joined Agrium in 1996 as part of the Agrium/Viridian executive merger team, moving to the position of Vice President, Transportation and Logistics in 1997 prior to accepting his current position in 1999. His experience in the fertilizer and petrochemical industry spans 25 years and includes executive positions with Viridian Fertilizers Limited and Esso/Exxon. Mr. Tworek is a member of APEGGA.

William C. McClung b.sc.
Vice President, Operations
Mr. McClung joined Cominco Ltd. in 1976 and subsequently served as General Manager at Lake Minerals Corporation (a subsidiary of Cominco) trona mining and soda ash project in California and General Manager of Vanscoy Potash Operations in Saskatchewan.

Robert J. Rennie b.s.a., m.sc., ph.d.
Vice President, South America
Dr. Rennie joined Agrium from Esso Chemical as the Director, New Products Research and Development in 1994 and was promoted to Vice President, New Products in 1995. He has more than 20 years of experience in international agriculture, agricultural research and new product development with the United Nations and Esso/Exxon.

Officer Biographies      9

Director
Biographies

Frank W. Proto, b.a. (economics)
Chairman of the Board
Mr. Proto is former President & Chief Executive Officer of Wascana Energy Inc. He joined Agrium’s Board in 1993 and has served as Chairman since 1998. Mr. Proto, 60, is currently on the Boards of SaskEnergy Inc., Nelson Lumber Company Ltd. and Canada Newfoundland Offshore Petroleum Board. He focuses his attention on ensuring the execution of Agrium’s long-term strategic objectives and that the progress made to accomplish those objectives is monitored and reported to the Board and Shareholders in an accurate and timely manner.

Neil Carragher, m.sc.
Mr. Carragher is the President of The Corporate Partnership Ltd. and formerly a corporate turnaround specialist and a mergers and acquisitions advisor. Mr. Carragher, 64, also currently serves on the Board of The Westaim Corporation.

D. Grant Devine, m.b.a., ph.d., pag, faic
Dr. Devine is a former Premier of Saskatchewan, Professor at the University of Saskatchewan, President of the Executive Council and Chairman of the Board of the Crown Investment Corporation. Dr. Devine, 58, is a farmer and rancher, a Director of Upton Resources Inc. and Chairman of the Board of Live Global Bid Inc. (a real-time communication company).

John M. Van Brunt, b.sc., p.eng.,
Vice Chairman of the Board
Chief Executive Officer
Mr. Van Brunt joined Agrium’s former parent company, Cominco Ltd. in 1965 and held increasingly responsible managerial positions. In 1993, he led the initial public offering when Agrium was spun off from Cominco and became Agrium’s first President and Chief Executive Officer. Mr. Van Brunt is a Director of numerous Canadian and International associations.

Ralph S. Cunningham, ph.d. (engineering)
Dr. Cunningham is former President and Chief Executive Officer of CITGO Petroleum Corporation of Tulsa, Oklahoma. Dr. Cunningham, 62, currently serves on the Boards of Tetra Technologies, Inc. and Enterprise Products GP, LLC.

Susan A. Henry, ph.d. (genetics)
Dr. Henry is currently the Ronald P. Lynch Dean of the College of Agriculture and Life Sciences, Cornell University in Ithaca, NY, where she is also a professor. She holds a Ph.D. degree in Genetics and a B.Sc. degree in Zoology. Dr. Henry, 56, is on the Scientific Advisory Board of Cellomics, Inc., the Advisory Board of BioEconomy Partners and the Headquarters Advisory Committee for the American Society for Microbiology. Dr. Henry was elected to Agrium’s Board in 2001.

10      Director Biographies

Frank W. King, o.c., b.sc., p.eng., ll.d. (hon)
Mr. King is President of Metropolitan Investment Corporation and is the former Chairman and CEO of the XV Olympic Winter Games. Mr. King, 66, is a Director of the Calgary Chamber of Commerce, Acclaim Energy Inc., DNS Inc., Networc Health Inc., The Westaim Corporation and Wi-Lan Inc. and is a trustee of Rio-Can Real Estate Investment Trust.

Harry G. Schaefer, b.comm., fca
Mr. Schaefer is former Chairman of the Board of TransAlta Utilities Corporation (and former Chief Financial Officer from 1975 – 1993), former Chairman of the Board of Crestar Energy Inc. and was elected to Agrium’s Board in 1998. Mr. Schaefer, 66, also serves as Chairman for Mount Royal College Foundation, Vice Chairman and Director of TransCanada PipeLines Limited, Director of Fording Canadian Coal Trust and a member of the WCB Investment Advisory Group.

Thomas M. Taylor, m.b.a. Mr. Taylor is General Partner of TMT Partners LP, an investment consulting firm headquartered in Fort Worth, Texas. Mr. Taylor, 60, was elected to Agrium’s Board in 1998.

G. Woody MacLaren
Mr. MacLaren is a past member of the Canadian Institute of Chartered Accountants and former President of Woodward Stores Ltd. Mr. MacLaren, 69, is Director and co-founder of Macluan Capital Corporation and is a Director and financial advisor to other private-sector companies. He was elected to the Board of Agrium in 1993 and served as Chairman from 1994 to 1998.

T. Don Stacy, ph.d. (engineering)
Dr. Stacy is former Chairman and President of Amoco Eurasia Petroleum Company and Chairman and President of Amoco Canada Petroleum Company Ltd. Dr. Stacy, 69, currently also serves on the Boards of EnCana Corporation and Hydril Company. He is President of the Society of Petroleum Engineers Foundation.

Victor Zaleschuk, b.comm., ca
Mr. Zaleschuk, a Calgary resident, was President and Chief Executive Officer of Nexen Inc. (as well as former Chief Financial Officer from 1986 to 1997). Mr. Zaleschuk, 59, currently serves on the Boards of Cameco Corporation and Nexen Inc. Mr. Zaleschuk joined Agrium’s Board in 2002.

Director Biographies      11

Your Company
at a Glance

Nitrogen “N”

CAPACITY		OPERATING/FINANCIAL PERFORMANCE

(tonnes 000s)		(tonnes 000s)	Production Volumes

			2002	2001

International		International

Alaska	1,740	Alaska	1,413	1,645

Argentina (50%)	585	Argentina (50%)	516	467

Domestic*		Domestic*

Canada	3,475	Canada	2,498	2,318

United States	1,362	United States	1,053	1,154

Total Nitrogen	7,162	Total Nitrogen	5,480	5,584

		(millions of U.S. dollars)	Gross Profit

		International	$47	$65

		Domestic	$51	$112

Phosphate “P”

CAPACITY		OPERATING/FINANCIAL PERFORMANCE

(tonnes 000s)		(tonnes 000s)	Production Volumes

			2002	2001

Domestic*		Domestic*

Canada	680	Canada	631	531

United States	620	United States	440	365

Total Phosphate	1,300	Total Phosphate	1,071	896

		(millions of U.S. dollars)	Gross Profit

		Domestic	$37	$6

Potash “K”

CAPACITY		OPERATING/FINANCIAL PERFORMANCE

(tonnes 000s)		(tonnes 000s)	Production Volumes

			2002	2001

Domestic*		Domestic*

Canada	1,790	Canada	1,530	1,420

Total Potash	1,790	Total Potash	1,530	1,420

		(millions of U.S. dollars)	Gross Profit

		International	$23	$24

		Domestic	$44	$34

Retail

FARM CENTRES		FINANCIAL PERFORMANCE

(tonnes 000s)		(millions of U.S. dollars)	Gross Profit

			2002	2001

Domestic*		Domestic*

United States	225	Fertilizers	$101	$108

		Chemicals	95	91

		Other products and services	60	58

			$256	$257

		(millions of U.S. dollars)	Gross Profit

International		International	2002	2001

Argentina	18	Fertilizers	$22	$19

		Other products and services	8	6

			$30	$25

Other

Agrium has extensive transportation and storage facilities situated throughout North America that ensure our products meet our customers’ requirements during the critical application seasons.

12      Your Company at a Glance

* Domestic represents products produced and sold within the North American market.

OUR STRATEGY
■	Maintain our competitive position from our existing plants in Western Canada where we have access to lower-cost natural gas than our North American competitors;

■	Maintain our competitive industry leadership position in the Western hemisphere through economies of scale;

■	Continuous improvement of our facilities to drive costs down and improve efficiency and reliability;

■	Manage the risk of volatile natural gas pricing in North America through a disciplined hedging program;

■	Optimize our extensive storage and distribution infrastructure to ensure our products are in the right place at the right time for our customers;

■	Source product from our domestic production base or from offshore suppliers, depending on specific market conditions;

■	Invest in major international growth opportunities in areas with abundant supplies of low-cost natural gas, which can be secured under long-term contracts;

■	Maintain production discipline by monitoring production costs and inventory levels;

■	Develop innovative technologies to meet the future needs of our customers.

GLOBAL POSITION
International
■	Our nitrogen facilities account for three percent of total world capacity;

■	Much of the world capacity is in developing countries such as China and India, where there are a large number of smaller facilities and companies serving domestic needs;

■	Our two export-based nitrogen facilities account for 35% of our gross ammonia capacity;

■	We account for 7% of world urea exports and 4% of world ammonia exports.

Domestic
■	Our nitrogen facilities in Western Canada and the western portion of the U.S. account for 14% of total North American capacity.

OUR STRATEGY
■	Integrate the supply of phosphate ore and ammonia to our plants to reduce costs and increase reliability;

■	Continuously improve the operation of our facilities to drive down unit costs and improve efficiency;

■	Capitalize on our low cost of transporting product from our facilities to our key phosphate markets in Western Canada and the U.S.;

■	Take advantage of low-cost sulphur and sulphuric acid in our regional production locations.

GLOBAL POSITION
■	Our phosphate facilities account for 2% of world phosphate capacity and target regional markets in Western Canada and the U.S. Pacific Northwest;

■	Our facilities accounted for 11% of North American granular phosphate sales in 2002;

■	Our two integrated phosphate rock mines have an annual production capacity of 2.4 million tonnes.

OUR STRATEGY
■	Maintain a low-cost production position through operational excellence and improved productivity;

■	Maintain production discipline to control production costs and inventory levels;

■	Expand U.S. sales, principally through integration with our U.S. Retail business.

GLOBAL POSITION
■	Our potash mine accounts for 3% of world potash capacity and 12% of North American domestic potash sales in 2002.

OUR STRATEGY
■	Educate growers on the benefits of balanced nutrient application. This increases the demand for our products and services and improves the profitability of the grower;

■	Minimize risk through geographic and product diversity;

■	Continuously reposition capital investment from under-performing outlets to higher return opportunities;

■	Focus on customer needs and relationships;

■	Provide a source of stable cash flow and attractive investment returns;

■	Provide direct access to growers;

■	Develop innovative sales and collection programs.

GLOBAL POSITION
■	Our Retail operation is one of the largest independent retail organizations in the U.S. In Argentina, our Retail accounts for approximately 13% of the retail market.

We own almost 2 million tonnes of product storage throughout North America and we lease a fleet of approximately 3,000 rail cars. We also own a micronutrient facility located in Reese, Michigan, with capacity of approximately 27,000 tonnes per year.

Your Company at a Glance      13

Nourishing a
Growing World

The increasing demand for food

Population growth, economic growth and urbanization of agricultural land are the key influences affecting the increasing demand for food:

■	The United Nations estimates that the world population will reach 7.5 billion by 2020, an increase of 32 percent from 1995;

■	The Food and Agricultural Organization of the United Nations estimates that 32 percent more food from agricultural products will be required by 2020 in order to feed 7.5 billion people;

■	World economic growth results in increased consumption of higher protein diets of meat, milk and eggs per person;

■	China’s population increased by 120 million people during the 1990s, while over the same period, its arable land remained constant.

The growing world population requires more food to survive, but the soil cannot naturally supply enough nutrients to meet this rising demand. Manufactured fertilizer products replenish the soil nutrients consumed during plant growth, so the world’s farmlands can continue to produce safe, abundant and high-quality crops on a sustainable basis. Some nutrient replacement can be achieved by crop rotation or by allowing the land to remain fallow but this process is slow and results in reduced overall food production. Modern agriculture can only keep pace with the demand for food by the direct replacement of nutrients.

14      Nourishing a Growing World

The need for balanced nutrition
All crops and other plant-life require three basic nutrients to ensure healthy growth and high yields. Plant nutrients are the “foods” which plants need to manufacture the food we eat. These nutrients, nitrogen, phosphate and potash, occur naturally in the soil in varying quantities and forms. However, in many growing areas there are insufficient nutrients for the continuous crop rotations required to produce sufficient food.

Our 14 production facilities in North and South America transform naturally occurring nitrogen, phosphate and potassium elements from the earth and air into useable forms for plant uptake. We market our products across North America and around the world in order to enhance crop yield and quality.

Nitrogen
Nitrogen, commonly referred to by the symbol N, is a naturally occurring element in air. It is needed by plants to produce proteins, chlorophyll, and for green healthy growth. Most plants and crops have limited ability to convert nitrogen from the air into a usable form. These crops require additional nitrogen from the application of mineral fertilizers for proper growth.

The process of converting naturally occurring nitrogen into a form usable by plants begins by combining nitrogen from the air with hydrogen from natural gas under heat and pressure, to form ammonia. Ammonia can then be upgraded to nitrogen solutions or dry products such as urea. In addition to its nutrient properties, nitrogen is used in the manufacture of industrial plastics, resins, pharmaceuticals, adhesives and refrigeration coolants.

Phosphate
Phosphate is commonly referred to by the symbol P. Plants need phosphate to stimulate root development and flowering and to help in the prevention of disease and stress. Phosphate nutrients are produced from phosphate ore mined from deposits formed by the remains of marine life or by volcanic activity.

The phosphate manufacturing process combines phosphate rock with sulphur to produce a phosphoric solution. This phosphoric solution is upgraded to liquid fertilizers or combined with ammonia to form dry products such as monoammonium phosphate (MAP) or diammonium phosphate (DAP). Phosphate is also used in the manufacture of soft drinks, detergents and pharmaceuticals.

Potash
Potash or potassium is referred to by the symbol K. The minerals containing potassium are mined from naturally occurring ore bodies that formed deep underground as the seas and oceans evaporated. Unwanted minerals are then removed and the product is sized and granulated.

Used as a nutrient, potash regulates water balance, enzyme activity, starch and protein synthesis and nitrogen uptake. Its industrial applications include the manufacture of soaps, perfumes, de-icing agents, water softeners and pharmaceuticals.

Balanced nutrient application
The three basic nutrients are applied in a variety of blends and forms in order to address varying soil conditions and crop requirements in different growing regions. Modern agronomic science recommends a properly balanced application of nutrients to maximize crop yields and maintain the integrity and quality of the soil.

Nourishing a Growing World      15

Global Reach

Agrium and the world markets
Our expanding asset base and the ability to transport our products around the globe makes Agrium one of the world’s leading producers of nitrogen, potash and phosphate fertilizers. In the past two years, Agrium has exported 2.4 million tonnes of fertilizer to international markets. Our strategic distribution network and vertically integrated structure mean customers can depend on Agrium to deliver reliable services and quality products around the globe on time — every time.

Agrium Growth by Revenue	Agrium Growth by NPK Production
(millions of dollars)	(millions of tonnes)

Source: Agrium	Source: Agrium.
Population Growth	Arable Land is Decreasing
(billions of people)	(acres per person)

Source: FAO, U.S. Bureau of Census	Source: FAO, U.S. Bureau of Census.

Agrium’s fertilizers replenish soil nutrients consumed during plant growth, so the world’s farmland can continue to produce safe, abundant and high-quality crops on a sustained basis.

Crop Price History	Nutrient Price History
($/bushel)	($/tonne)

Source: BJ&A	Source: BJ&A.

16      Global Reach

2002 Urea Trade/Exports	World Growth in N Use	Nitrogen — World Urea Capacity Additions	World Grain Production and Inventories
(millions of tonnes of urea)	(millions of tonnes of N)	(millions of tonnes of urea)	(billions of tonnes of grain vs. S/U%)

Source: Fertecon, Agrium.	Source: IFA, Agrium	Source: BJ&A, Industry Reports, IFA.	Source: USDA.

Global Reach      17

Management’s Discussion & Analysis of Operations and Financial Condition

Overview of the
Global Nutrient
Industry

This management’s discussion and analysis focuses on long-term vision, strategy and growth opportunities through the perspective of management and includes a discussion of historical performance for the three years ended December 31, 2002.

The following management’s discussion and analysis is in U.S. dollars except where otherwise stated and should be read in conjunction with the consolidated financial statements and related notes on pages 56 – 86 and other financial information on pages 89 to 91. Both pages 22 and 23, titled Core Market Strength, do not form part of the management’s discussion and analysis.

Key factors impacting world nutrient markets
The availability of arable land for food production is essential as less than two percent of food energy comes from the world’s oceans, lakes and rivers. The world’s existing arable land base is gradually declining and the application of nitrogen, phosphate and potash nutrients is needed to improve crop yields in order to feed a world of more than six billion people today. The Potash and Phosphate Institute (PPI) estimates that over 30 percent of the world’s grain production can be directly attributed to balanced nutrient application.

Grain supply and demand
Agriculture is the primary driver of demand for nitrogen, phosphate and potash. In 2002, primarily due to weather-related problems, crop yields were well below average in many of the key grain exporting regions including the United States, Canada and Australia. The decline in grain production in these key regions increased world grain prices late in 2002.

The grain Stocks-to-Use ratio measures the relationship between grain inventories and historical consumption levels. This ratio has declined for the last four years and is currently at over a 20-year low. Over the past five years annual consumption of grain has been outstripping annual production and pricing increases have resulted in 2002.

There is a strong correlation between crop prices and nutrient prices and many of the key drivers for the grain market are common to the nutrient market. Understanding the

18     Management’s Discussion and Analysis

importance of these dynamics to our industry helps explain the global factors influencing our business. The important factors affecting supply and demand are as follows:

Nutrient demand

WORLD POPULATION GROWTH AND ECONOMIC GROWTH RATES
■	Demand for grain is driven by world population growth and economic growth rates, especially in developing countries;

■	World population growth and economic growth rates also influence industrial use of nitrogen, phosphate and potash. Industrial demand accounts for 15 percent of total use.

WEATHER
■	Weather conditions affect planting and consequently have a major influence on total use of nutrients in any given season.

WORLD GRAIN MARKETS
■	85 percent of the world’s fertilizer consumption is used for crop application. Higher grain prices motivate growers to increase output yields. Where possible, the grower will expand seeded acreage and optimize crop inputs. The result is significant growth in demand for nutrients and agronomic application services;

■	Fertilizer consumption is also affected by new technology such as seed genetics.

Nutrient supply

CHANGES TO PRODUCTION CAPABILITY
■	Construction of new facilities and upgrades to existing facilities increase the availability of nutrients. Closures of older, less economic facilities reduce supply.

CHANGES IN WORLD FERTILIZER PLANT OPERATING RATES
■	The ability to supply the market competitively is affected by a number of factors including: fluctuations in the input costs relative to realized prices, unexpected production or transportation problems and political instability in key producing regions which may include South America or the Middle East.

GOVERNMENT INTERVENTION
■	Government intervention can impact either supply or demand by creating barriers to trade in fertilizers, subsidizing domestic fertilizer production or providing price support for agricultural products.

All these factors interact to set the global nutrient supply and demand balance, which in turn determines prices.

Management’s Discussion and Analysis     19

Overview of the Global Nutrient Industry

Global nutrient supply and demand balance
Over the past 10 years, global nitrogen production capacity and consumption have each grown by approximately two million tonnes per year. The majority of recent nitrogen capacity additions and demand increases have been in Asia and Latin America. Future additions will likely be built in regions with abundant supplies of low-cost natural gas. No new gas-based nitrogen facilities have been built in North America and Western Europe for the past 10 years because of the relatively high cost of natural gas.

World growth in nitrogen demand for 2003 and 2004 is expected to increase by 2.2 percent or 1.8 million tonnes per year. Much of this demand growth will occur in developing countries. A number of these regions have similar farm sizes and crop mixes to North America but nutrient application rates are significantly lower. This makes these countries particularly well suited to improvement in yields through balanced nutrient application.

Growth in new capacity is expected to be less than demand for at least the next three years, as very few new facilities are currently under construction. The tighter supply and demand balance is expected to result in strengthening nitrogen prices over the period.

There are no dominant producers in the global nitrogen sector. We are the largest nitrogen producer in the Western hemisphere yet our production accounts for only three percent of the global nitrogen production. Furthermore, approximately half of the world’s nitrogen production is located in China, the Former Soviet Union (FSU) and India, where operating rates can be unpredictable due to aging plants and poor maintenance practices. By comparison, our facilities undergo regular scheduled maintenance, process optimization and ongoing technology upgrading. As a result, ours are among the most efficient facilities in the world.

20     Management’s Discussion and Analysis

Only one third of the world’s nitrogen is manufactured with low-cost natural gas. New facilities need to be located near competitively priced gas supplies and developed transportation infrastructure to be able to compete internationally. Both our Alaskan and Argentine facilities meet these requirements.

The factors affecting growth in supply and demand for phosphate and potash are somewhat similar.

For phosphate, recent supply additions in Australia and India resulted in a temporary surplus in 2001 and 2002. This led to production shutdowns in North America in 2001 causing pricing to gradually recover in late 2001 and into the first half of 2002. Pricing weakened in the latter half of 2002 with the restart of some of this shut-in production. Globally, there is limited new phosphate capacity projected through 2006 outside of China. Even with the anticipated additions from China, a continued gradual tightening of the supply balance is forecast through 2006. We are purely a domestic regional producer of phosphate with the only plant in Canada and one of three production facilities in the U.S. Pacific Northwest.

In potash, the balance of supply and demand has remained stable. Two major producing associations account for approximately 70 percent of world potash requirements. We are a member of one of these, Canpotex, which is an association of Canadian potash exporters. The second group is comprised of producers from the FSU. Both these groups have the ability to meet normal increases in global demand for the foreseeable future. No new significant potash capacity additions are therefore expected for at least the next five years.

These global supply and demand factors are the key drivers of our Wholesale business and their complex interaction often has unpredictable results, particularly in the short-term when erratic weather patterns are factored in. For these reasons, we must manage our business with a long-term strategic view.

Management’s Discussion and Analysis     21

Core Market Strength

Nitrogen “N”	Phosphate “P”	Potash “K”	Retail Operation
We can produce 7.2 million tonnes of nitrogen products from our 11 facilities in North America and Argentina.	1.3 million tonnes of phosphate products can be produced at our two facilities in Alberta, Canada and Idaho, U.S. We sell into regional markets, and are able to save transportation costs.	Our Saskatchewan, Canada facility can produce 1.8 million tonnes annually. The site has reserves in excess of 100 years.	We offer a full range of crop solutions from our 225 farm centres in North America and 18 farm centres and two satellite facilities in South America.

Agrium’s location advantage
Our Operations are strategically located near low-cost raw material inputs and close to key agricultural growing regions. Our locations in Argentina, Alaska and Western Canada give us access to low-cost natural gas. By supplying locally produced product to our Argentine and Western Canadian customers, we have a transportation advantage over our competitors giving us higher realized net prices. Our location advantage comes from producing where costs are low and market potential is high.

Retail Return on Invested Capital (%)	Ammonia Price Advantage ($/tonne)	Phosphate Price Advantage (DAP $/tonne)	Argentine Urea Price Advantage ($/tonne)
Source: Agrium.	Source: 2002 Green Markets, Delivered (del).	Source: 2002 BJ&A, Western Canadian DAP is MAP adjusted.	Source: 2002 BJ&A, Agrium.

22     Core Market Strength

Quality low-cost materials
Producing quality nutrients begins with a reliable, low-cost supply of raw materials. Agrium Operations are strategically located near these raw materials, enhancing our ability to serve customers efficiently and cost-effectively.

Global Potash Production Cost Curve (KCI $/tonne)	North American Ammonia Production Cost Curve (NH3 $/tonne)	Natural Gas Advantage ($/MMBtu)	Sulphur Advantage (US$/tonne)
Source: British Sulphur 2001 Potash Study (excludes producers from the Former Soviet Union).	Source: BJ&A (includes hedging assumptions) Average 2002 costs.	Source: CIBC, Agrium Average 2002 prices.	Source: 2002 BJ&A, Agrium, Delivered (del), Average 2002 costs.

The world’s largest potash deposit is located in the province of Saskatchewan, Canada, the lowest-cost producing region in the world.	Our gas cost has historically been below NYMEX as a result of a cost advantage for natural gas purchased in Western Canada and long-term natural gas supply agreements at our Alaskan and Argentine facilities.	We own three of the six world-scale plants built in North America since 1980. The Argentine facility is one of the most energy efficient in the world.	The sulphur we source for our phosphate production is a by-product of oil and gas operations in Western Canada and mining operations in the Western U.S.

Core Market Strength     23

Our Company

Who we are
We are a major, integrated, international producer and marketer of the three primary nutrients and a number of micronutrients. We are also a major retail supplier of nutrients and agronomic services in North and South America. We are the only North American company integrated from the production of raw material inputs to the supply and servicing of growers. This diversity is what distinguishes us from our competitors.

Our vision
To be a top-tier global Corporation providing diversified agricultural and industrial products and services in a manner that maximizes growth in shareholder value.

Our strategy
Our strategy is focused on achieving shareholder value through global growth and diversification. We manage short-term risks and uncertainties but we focus on long-term reward. Our strategies to achieve our vision are to:

CONTINUOUSLY IMPROVE BASE BUSINESS COMPETITIVENESS:
■	Focus on lowering costs and increasing margins;

■	Debottleneck and rationalize assets based on market conditions;

■	Employ best practices and best economic technology;

■	Generate timely, accurate information for decision making;

■	Focus on customer needs.

DISCIPLINED INVESTMENT APPROACH:
■	Build and buy at the right time in the cycle;

■	Use appropriate financial vehicles to support investment;

■	Maintain economic access to capital markets and investment grade rating.

GROW TO INDUSTRY LEADERSHIP POSITION:
■	Capture synergies from size;

■	Enhance geographic and product diversification;

■	Increase market capitalization which will improve liquidity, leading to a premium stock multiple.

CONTINUE TO BUILD ON OUR HIGH PERFORMANCE CULTURE BY:
■	Stressing accountability, commitment and partnership throughout the organization to provide a foundation for sustainable growth.

This strategic framework builds upon our current operations and is our basis for future profitable growth.

24     Management’s Discussion and Analysis

Our markets and operations
Our key Wholesale sales regions are in North America, North East Asia and Argentina. In these areas we have established a well-developed infrastructure to distribute production from our 14 facilities to our customers.

In our U.S. Retail business, we operate 225 retail farm centres in the Midwest, Pacific Northwest, Northeast and California. Our geographically diverse North American operations help to insulate the business from unfavorable crop prices or adverse weather conditions in any single region.

We also operate 18 farm centres in Argentina supplemented by two satellite outlets. The goal in establishing retail farm centres in Argentina was to introduce bulk blending and application equipment to an industry that was largely focused on bagged, prilled and non-blended nitrogen. These efforts have had a significant impact on the modernization of agriculture in Argentina.

Our risk management strategies
The global fertilizer business, like all agriculture-based industries, is subject to risks and uncertainties in commodity prices, the weather and political uncertainty as well as many risks specific to each product. We strive to minimize risk by focusing on our strengths while maintaining a balance in our product mix that mirrors global demand patterns.

■	Wholesale commodity prices are volatile and driven by the world supply and demand balance as well as grain prices. Our business is susceptible to price swings from the time of production until sale which can significantly impact profitability. We mitigate this risk through our geographic sales diversity and by locating production facilities in low-cost natural gas regions;

■	Weather can also have a significant impact on demand. We must manufacture product throughout the year in order to meet peak season demand and we must react quickly to changes in expected weather patterns that affect demand. We do this by decreasing or increasing production and by moving product to locations where demand is strongest. However, our ability to react appropriately is limited by the shortness of the peak selling season;

■	Political and economic uncertainty is an inherent risk in operating in a globally competitive market. Our strategy for mitigating political and economic risk in countries such as Argentina is to partner with large local firms, obtain non-recourse financing and locate facilities where product can be exported and sold in U.S. dollars.

Our Industry and our Operations face a number of other controllable and uncontrollable risks including the following:

SPECIFIC FACTORS WITHIN OUR CONTROL:
■	Selling, general and administrative expenses and non-commodity input costs;

■	Gas and currency hedging decisions;

■	Production rates and inventory levels at multiple locations;

■	Working capital management;

■	Investment capital spending.

GENERAL FACTORS OUTSIDE OF OUR CONTROL:
■	Weather conditions;

■	General economic, political or business conditions;

■	Global nutrient supply and demand;

■	Domestic and international pricing;

■	Domestic and foreign government regulation or intervention;

■	Transferability and convertibility of foreign currencies;

■	Fluctuations in natural gas or other commodity input costs;

■	Actions by competitors.

Management’s Discussion and Analysis     25

Our Company

Our products and services

Nitrogen
We operate eleven production facilities in Western Canada, the United States and Argentina with the capacity to produce 7.2 million tonnes of nitrogen products annually.

	2002 Production		2002 Sales
Production/
Market Area	(tonnes 000s)	(%)	(tonnes 000s)	(%)

Canada	2,498	46	1,460	26

United States	2,466	45	2,326	41

Argentina	516	9	231	4

Export Markets	—	—	1,659	29

	5,480	100	5,676	100

OUR STRATEGY FOR NITROGEN HAS SEVERAL ELEMENTS:
■	Maintaining our competitive position from our existing plants in Western Canada where we have access to lower cost natural gas than U.S.-based plants;

■	Maintaining our competitive industry leadership position in the Western hemisphere through economies of scale;

■	Continuously improving our facilities to drive costs down and improve efficiency and reliability;

■	Managing the risk of volatile natural gas pricing in North America through a disciplined hedging program;

■	Optimizing our extensive storage and distribution infrastructure to ensure our products are in the right place at the right time for our customers;

■	Sourcing product from our domestic production base or from offshore suppliers, depending on specific market conditions;

■	Investing in major international growth opportunities in areas with abundant supplies of low-cost natural gas which can be secured under long-term contracts;

■	Maintaining production discipline by monitoring production costs and inventory levels;

■	Developing innovative technologies to meet the future needs of our customers.

26     Management’s Discussion and Analysis

Our nitrogen business faces a number of specific risks and uncertainties:

The most significant of these risks and uncertainties include adverse weather conditions, access to cost-competitive natural gas and production reliability at our manufacturing facilities.

■	We mitigate risks relating to adverse weather conditions through sales to industrial customers that are not dependent on the weather and geographic distribution;

■	In the long term, we mitigate volatility in natural gas prices by locating or acquiring facilities in areas where we can secure long-term supplies of natural gas at fixed prices. The Alaskan and Argentine nitrogen facilities are examples of this strategy. Approximately 80 percent of our remaining ammonia production is in Alberta where natural gas prices have historically traded at a discount to the NYMEX, providing us with a production cost advantage;

■	In recent years, there has been increased volatility in natural gas prices due largely to declining reserves in both the U.S. and Canada. Our strategies for managing this risk include:

■	Hedging programs that utilize derivative swap and option agreements to fix the price for a portion of our natural gas input requirements. Our objective is to fix natural gas costs at a price that enables our facilities to remain competitive with imported product;

■	By purchasing lower-cost imported product, when available, and adjusting production levels at our facilities;

■	By restricting or shutting-in production at our higher-cost North American nitrogen facilities when cash costs of production are higher than prevailing product prices;

■	Reflecting increased natural gas input costs in our selling prices where market conditions permit.

■	The main risks currently facing our nitrogen production Operations are the supply of natural gas to our Alaskan facility as discussed in our North America Wholesale section and mechanical production issues at our Argentina facility as addressed in the South America Wholesale section. These two issues could have a material effect on our performance in the near term until the issues are resolved;

■	In the longer term, new technology could enhance the efficiency of nutrient uptake and reduce nutrient run-off. Our own research is focused on controlled release technology that increases the efficiency of nitrogen uptake by regulating nitrogen availability during periods of peak crop growth. At present, sales of these products represent only a small percentage of our sales.

Nitrogen Volumes
(tonnes 000s)

Nitrogen Unit Revenues
and Costs ($/tonne)

Management’s Discussion and Analysis     27

Our Company

Phosphate Volumes
(tonnes 000s)

Phosphate Unit Revenues
and Costs ($/tonne)

Phosphate
We have the capacity to produce 1.3 million tonnes of phosphate products each year from our two facilities in Alberta and Idaho. The primary feedstock for the plant in Alberta is the phosphate rock mine in Ontario, which has an estimated reserve life of 17 years. The primary feedstock for the plant in Idaho is the nearby phosphate rock mine, which has an estimated reserve life of eight years and is adjacent to other available reserves. Further investment in our phosphate rock mines is required to access these reserves longer-term, which could increase the Idaho reserves from eight to 20 years.

	2002 Production		2002 Sales
Production/
Market Area	(tonnes 000s)	(%)	(tonnes 000s)	(%)

Canada	631	59	708	63

United States	440	41	421	37

Export Markets	–	–	–	–

	1,071	100	1,129	100

OUR PHOSPHATE STRATEGY IS TO:
■	Integrate the supply of phosphate ore and ammonia to our facilities to reduce costs and increase reliability;

■	Continuously improve the operation of our facilities to drive down unit costs and improve efficiency;

■	Capitalize on our low cost of transporting product from our facilities to our key phosphate markets in Western Canada and the Pacific Northwest;

■	Take advantage of low-cost sulphur and sulphuric acid in our regional production locations. Sulphur is used in the manufacture of sulphuric acid which is used in production of phosphate nutrients. Sulphur and sulphuric acid are by-products of oil and gas production and mining operations in Western Canada and the U.S. Pacific Northwest.

The primary risk facing our phosphate business is the availability and potential cost volatility of key raw materials. We mitigate these risks by owning and integrating the phosphate rock supply and maintaining access to low-cost sulphur. We also have an indirect hedge against volatility in ammonia input costs through our Nitrogen Operations.

Potash
Our potash mine and mill in Saskatchewan currently has the capacity to produce 1.8 million tonnes of potash annually and has sufficient ore reserves to maintain current production levels for the next 100-plus years.

	2002 Production		2002 Sales
Production/
Market Area	(tonnes 000s)	(%)	(tonnes 000s)	(%)

Canada	1,530	100	136	9

United States	–	–	974	61

Export Markets	–	–	488	30

	1,530	100	1,598	100

OUR POTASH STRATEGY IS TO:
■	Maintain a low-cost production position through operational excellence and improved productivity;

■	Maintain production discipline to control production costs and inventory levels;

■	Expand U.S. sales, principally through integration with our U.S. Retail business.

Our potash business faces the same exposure to weather and North American grain prices as nitrogen and phosphate. However the strong international component of our sales provides geographic diversity, which mitigates this risk.

28     Management’s Discussion and Analysis

Retail
Our Retail businesses operate independently but in cooperation with our Wholesale Operations in both North and South America. Retail operations are comprised of 225 farm centres in the United States and 18 in Argentina and provide us with an opportunity to work closely with growers to understand their needs.

Our agronomists and retail crop consultants provide advice and state-of-the-art technical services to growers while promoting agronomic practices that maximize yield and protect the environment. By assisting growers with the science of agriculture, we ensure that farmers return the earth’s natural elements in an efficient manner while expanding their production of safe, abundant and high-quality crops for millions of people.

THE MAIN ELEMENTS OF OUR RETAIL STRATEGY ARE AS FOLLOWS:
■	Educate growers in the benefits of balanced nutrient application. This increases the demand for our products and services and improves the profitability of the grower;

■	Minimize risk through geographic and product diversity;

■	Continuously reposition capital investment from underperforming outlets to higher return opportunities;

■	Focus on customer needs and relationships;

■	Provide a source of stable cash flow and attractive investment returns;

■	Provide direct access to growers;

■	Develop innovative sales and collection programs.

MANAGEMENT OF RETAIL RISKS
Farm centres require only limited investment in capital infrastructure and working capital. Our 225 farm centres are located in 22 U.S. States from California to Maryland. This geographical and product diversity provides additional stability in returns as regional weather patterns or changes in demand tend to compensate across regions.

In Argentina, retail operations face unique risks relating to currency devaluation and extended credit terms. Currency risk is managed by tying prices to U.S. dollars at the point of sale. Receivables can be collected after harvest requiring us to extend credit to growers for as long as 180 days. In order to secure our receivables from growers, we negotiate contracts for delivery of grain and oilseed as settlement for receivables from sales of crop nutrients.

Potash Volumes
(tonnes 000s)

Potash Unit Revenues
and Costs ($/tonne)

Management’s Discussion and Analysis     29

Our Performance
and Outlook

Understanding our performance

Business segmentation
Understanding our business segments is important to understanding our performance. We manage and report our business through four primary operating segments and a fifth non-operating segment for Corporate and inter-segment eliminations. The primary operating segments are divided geographically and then into functional areas as follows:

Currency
We use the U.S. dollar as our reporting currency and report in millions of U.S. dollars unless otherwise stated. The U.S. dollar is the international currency for our Industry and the majority of our business is transacted in U.S. dollars or U.S. dollar equivalents.

Seasonality
Our business is seasonal in nature. Agricultural sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Significant cash collections occur after the planting seasons in North America and after harvest in South America. North and South America have opposite spring and fall seasons. Working capital requirements tend to peak in April and October and are lowest in July and December.

The timing of the start of the spring and fall application seasons is entirely driven by the weather. As the start of the seasons is unpredictable, sales may often shift between quarters and make year-over-year comparisons by quarter difficult or even misleading. We therefore consider the most meaningful historical comparisons to be on a semi-annual calendar year basis.

We market a diverse line of products to a wide variety of industrial customers. These markets provide consistent, year-round demand and in part serve to offset the seasonal nature of the agricultural market. The largest component of our industrial sales is nitrogen products sold to support resin, industrial-grade ammonium nitrate and pulp and paper production.

30     Management’s Discussion and Analysis

The table below sets out the highlights of our consolidated performance by quarter over the three years ended December 31, 2002:

	First	Second	First	Third	Fourth	Second
(millions of dollars except per share data)	Quarter	Quarter	Half	Quarter	Quarter	Half	Year

2002

Net sales	318	792	1,110	466	507	973	2,083

Net earnings (loss)	(36)	23	(13)	1	12	13	–

per share (basic)	$(0.33)	$0.16	$(0.16)	$(0.01)	$0.07	$0.07	$(0.08)

EBIT (1)	(36)	55	19	19	26	45	64

EBITDA (2)	(2)	87	85	61	66	127	212

Cash provided by operating activities (3)	2	75	77	28	119	147	224

Capital expenditures	5	3	8	15	29	44	52

Non-cash working capital	278	254	254	300	210	210	210

Total debt	840	777	777	779	762	762	762

2001

Net sales	381	803	1,184	410	469	879	2,063

Net earnings (loss)	7	45	52	(17)	(80)	(97)	(45)

per share (basic)	$0.04	$0.37	$0.41	$(0.17)	$(0.72)	$(0.90)	$(0.49)

EBIT (1)	29	91	120	(15)	(74)	(89)	31

EBITDA (2)	61	122	183	28	(39)	(11)	172

Cash provided by (used in) operating activities	(112)	108	(4)	(12)	103	91	87

Capital expenditures	37	48	85	35	44	79	164

Non-cash working capital	449	404	404	429	283	283	283

Total debt	970	959	959	977	980	980	980

2000

Net sales	310	700	1,010	378	485	863	1,873

Net earnings (loss)	(4)	51	47	13	22	35	82

per share (basic)	$(0.06)	$0.44	$0.38	$0.10	$0.17	$0.27	$0.65

EBIT (1)	3	86	89	29	45	74	163

EBITDA (2)	27	112	139	55	76	131	270

Cash provided by (used in) operating activities	20	129	149	(61)	168	107	256

Capital expenditures	39	43	82	42	55	97	179

Non-cash working capital	270	216	216	407	299	299	299

Total debt	656	660	660	909	816	816	816

1	Earnings before interest expense and income taxes.

2	Earnings before interest expense, income taxes, depreciation, depletion and amortization.

3	The Company has reclassified certain amounts in the 2002 quarterly Statement of Cash Flows within the category of Operating. The individual quarters for 2002 have been adjusted for this reclassification.

Management’s Discussion and Analysis     31

Our Performance
and Outlook

Non-GAAP disclosure
Management considers earnings (loss) before interest expense and income taxes (EBIT) and earnings (loss) before interest expense, income taxes, depreciation, depletion and amortization (EBITDA) to be key measures of performance. This is because income tax jurisdictions and business segments are not synonymous and management believes that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies.

EBIT and EBITDA are not recognized measures under GAAP and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) as determined in accordance with GAAP. Similarly, EBITDA should not be used an alternative to cash provided by operating activities as determined in accordance with GAAP.

Objectives
Our key fiscal objective for 2002 was to improve our financial position following a poor year for the Industry in 2001. A number of factors had contributed to debt levels that we considered were significantly higher than prudent:

■	High levels of capital expenditures between 1998 and 2000 attributable to the expansion of our international nitrogen assets and capital projects designed to reduce costs in our domestic phosphate operations;

32     Management’s Discussion and Analysis

■	Our acquisition of the Alaskan nitrogen facility and related U.S. West Coast assets in late 2000 was largely debt financed;

■	Record North American gas prices in late 2000 and early 2001, followed by adverse weather in many domestic and international markets, left us with record levels of inventory at the end of the peak spring season in 2001. This required additional debt financing.

These factors had precluded us from using anticipated cash flow to repay short-term bank indebtedness in 2001 and resulted in a debt-to-debt plus equity ratio significantly in excess of our targets.

Achievements and overall performance
The following table summarizes the increase (decrease) in net earnings (loss) from the prior year for 2002, 2001 and 2000:

(millions of dollars)	2002	2001	2000

Net earnings (loss) previous period	(45)	82	62

North America Wholesale

Nitrogen pricing and volumes	(127)	117	130

Nitrogen manufacturing costs	40	(140)	(49)

Phosphate	31	(13)	(41)

Potash	9	(12)	4

Depreciation	(6)	(25)	(14)

Facility shut down costs	7	(15)	—

North America Retail EBIT	1	4	4

South America Wholesale EBIT(1)	6	8	(5)

South America Retail EBIT(1)	16	2	6

Selling, general and administrative costs	9	(7)	—

Other	8	(3)	(4)

Interest costs	6	(37)	—

Tax impact on variances	--	43	(11)

Argentine charges	45	(49)	—

Net earnings (loss)	--	(45)	82

[1]	Before Argentine charges.

Improved business fundamentals late in 2002 resulted in a stronger second half than 2001, and a return to modest profitability for the second half of the year. Key factors affecting overall results for the year compared to 2001 and 2000 included the following:

NORTH AMERICA WHOLESALE
■	In 2002, selling prices for nitrogen were lower than 2001 due to an Industry-wide reduction of inventory levels and the resultant aggressive price competition. In early 2001, international nitrogen prices rose to record levels as a result of the tight supply situation created by gas-related shutdowns in the first quarter in North America. We benefited from this through our Alaskan nitrogen operations which produced at full capacity;

■	Phosphate gross profit in 2002 improved due primarily to resolution of production problems in prior years at both facilities.

NORTH AMERICA RETAIL
■	A sixth consecutive year of record of earnings before interest expense and income taxes.

SOUTH AMERICA
■	Additional Argentine charges in 2002 relating to the continuing devaluation of the Argentine peso. These losses on devaluation of the Argentine peso were partially offset by recovery of loss provisions on receivables recorded in 2001. Argentine charges are defined as net losses due to the devaluation of the Argentine peso and the forced conversion of U.S. dollar receivables into Argentine pesos (see South America business segment for more detailed explanation);

■	The positive impact of devaluation on Argentine peso denominated costs in 2002;

■	Renegotiation of Argentine gas supply contract prices.

Management’s Discussion and Analysis     33

Our Performance
and Outlook

CORPORATE AND CONSOLIDATED
Selling, general and administrative costs in the North America Wholesale and Corporate segments have decreased on a combined basis in response to a conscious effort to limit discretionary spending.

In March 2002, we successfully completed an issue of 11.2 million common shares at $9.85 per share for net proceeds of $106-million. Together with improved cash flow generated from Operations and reductions in working capital these proceeds were used to reduce debt. This allowed us to achieve our primary goal for 2002.

Our efforts to reduce debt through the issue of equity and reductions in working capital are also reflected in lower overall interest charges compared to 2001. The increase in interest on the long-term debt component compared to 2001 reflects a full year of interest expense related to our Argentine non-recourse financing completed in the second quarter of 2001. Compared to 2000, interest expense has increased due to financing costs associated with completing the acquisition of the Alaskan nitrogen facility and related U.S. West Coast assets in September of 2000 and discontinuing interest capitalization following start-up of our Argentine nitrogen facility.

CAPITAL EXPENDITURES
Capital expenditures for 2002 were $52-million compared to $164-million in 2001 and $179-million in 2000. The significant reduction was due to two factors:

■	The completion of major investment projects in the previous years including our Argentine nitrogen facility, Ontario phosphate mine and the new purified phosphoric acid unit at our Idaho phosphate operation;

■	The deferral of all new investment capital and non-essential sustaining capital in 2002.

The combination of these actions allowed us to reduce our debt-to-debt plus equity ratio from 57 percent in 2001 to 50 percent in 2002. This is still higher than the 48 percent at the end of 2000 and our goal is to further reduce our debt in 2003.

Outlook for 2003
In 2003, we expect North America Wholesale results to improve in response to an anticipated return to more normal weather conditions and improved nutrient prices and demand. High natural gas costs will increase nitrogen costs and may affect margins but, in tight supply conditions, we expect increased costs to be reflected in selling prices.

Improved weather and anticipated increases in planting of corn and wheat acres in 2003 should also result in another good year for our North America Retail operations.

In South America, the agriculture sector continues to show strength in an otherwise depressed economy and we continue to believe it will be a positive force for economic recovery. Our Argentine nitrogen facility, however, may face production constraints until delivery and installation of a new heat exchanger for the urea plant.

Further discussion of the outlook for 2003 for each of our Operations can be found in the segmented performance section of this report together with discussion of significant uncertainties facing the Operations. Overall, we are expecting these factors to result in improved performance in 2003.

34     Management’s Discussion and Analysis

Industry risk assessment
While global supply and demand balances are tight, there are also a number of unknowns:

■	The impact of possible hostilities in the Middle East is difficult to predict. However any disruptions in supply from affected regions would likely have the impact of increasing global nitrogen prices;

■	Weather continues to be a concern in our key markets. Over the past two years a large area of Western Canada experienced some of the worst droughts on record, significantly impacting fertilizer use and crop yields. In certain areas, the poor yields may lead to nutrient carry-over in the soil for the upcoming growing season;

■	In the global market, uncertainty remains regarding China’s level of participation in the international urea market;

■	The ability of nitrogen producers to offset recent increases in North American natural gas prices by increasing nitrogen prices is uncertain. Fourth quarter 2002 regional nitrogen prices in some U.S. markets were below the cash production costs. Some North American producers are also experiencing financial difficulties and their pricing strategies are unpredictable;

■	We have an advantage over many of our North American competitors because of the availability of lower-cost Alberta gas and our fixed base-price contracts in Alaska and Argentina. There is, however, some uncertainty as to the quantity in both the short- and long-term of natural gas deliverable to our Alaskan facility under the Alaska supply contract;

■	We have financially hedged approximately 10 percent of our North American natural gas requirements for 2003. Given tight nitrogen supply conditions, we expect higher costs to be reflected in selling prices.

Sensitivity of earnings to changes in key variables
The following table illustrates the effect of changes in key variables on net earnings based on levels of activity in 2002. These levels of activity may differ in 2003 and future years and the impact of one factor may compound or offset others. These sensitivities should not, therefore, be used to forecast future results.

			Increase
		Increase	(decrease)
	Increase	(decrease)	in earnings
	in factor over	in net earnings	per share(1)
Key variable	a full year	(millions of dollars)	($ per share)

North America — Wholesale

Selling Prices

Ammonia	U.S. $10/tonne	9	0.07

Urea	U.S. $10/tonne	15	0.12

Phosphate(2)	U.S. $10/tonne	7	0.05

Potash	U.S. $10/tonne	10	0.08

Natural gas cost(3)	U.S. $0.10/MMBtu	(4)	(0.03)

Exchange rate from Cdn.$ to U.S.$	C$0.01	(1)	(0.01)

South America — Wholesale

Selling Prices

Urea	U.S. $10/tonne	3	0.02

Exchange rate from Argentine Pesos to U.S.$	2 pesos	1	0.01

[1]	Based on 126 million common shares outstanding at December 31, 2002.

[2]	MAP or DAP equivalent.

[3]	Based on natural gas requirements not under fixed price contract at January 1, 2002.

Management’s Discussion and Analysis     35

Our Performance
and Outlook

Commitments
Our future financing and operating commitments are summarized as follows:

(millions of dollars)	2003	2004	2005	2006	2007

Long-term debt and capital leases	25	120	49	51	54

Operating leases (1)	37	31	30	22	18

Natural gas(2)(3)	492	92	89	84	84

Power, sulphuric acid and other (3)	34	23	23	23	22

Profertil natural gas and other	25	25	25	25	25

1	These leases relate to short-term leases for rail cars and distribution facilities in North America Wholesale and for vehicles and application equipment in North America Retail.

2	Represents the minimum commitments for North American natural gas calculated using prevailing NYMEX forward prices at December 31, 2002. We commit a large percentage of our production volume requirements for the next year at floating prices. The prices paid at the time of actual purchase may not reflect this December 31, 2002 benchmark.

3	Liquid markets exist for the possible resale of natural gas, sulphuric acid and power purchased under the majority of these commitments. Gains or losses could be incurred on resale of purchases under fixed price commitments.

Included in the commitments outlined above are scheduled debt repayments of $25-million in 2003 and $120-million in 2004 which we anticipate will be repaid through cash flow from operations.

Liquidity
The actions taken to improve our financial position for 2002 have also strengthened our financial flexibility for 2003. At December 31, 2002, our liquid resources and facilities were comprised of the following:

■	Cash and short-term investments of $109-million;

■	Unused short-term bank revolving credit facilities of $281-million;

■	A $125-million facility for the sale of eligible North America Wholesale and North America Retail accounts receivable on a non-recourse basis. At December 31, 2002, we had sold $114-million under this program. These accounts receivable are not reflected in our balance sheet.

These facilities, together with our cash balances, should be sufficient to meet our commitments. The $225-million syndicated revolving credit facility expires in May, 2003 and we anticipate renewing this facility prior to that date. Our plans are also to continue to limit non-essential capital spending in 2003 to sustaining levels with minimal investment capital. Our average annual sustaining capital expenditures are estimated to be approximately $80- to $100-million.

36     Management’s Discussion and Analysis

Environmental
We are affected by extensive environmental regulations relating to both current and discontinued operations for future site decommissioning, restoration and reclamation. We make provisions for future liabilities over the life of the underlying assets where expenditures are considered likely under existing legislation and are reasonably estimable. Where expenditures are expected to reduce future contamination or increase the life or efficiency of the facility, they are capitalized. Expenditures relating to pre-existing conditions are expensed or charged against provisions. As at December 31, 2002, provisions totalling $94-million are recorded as other liabilities. Contingent liabilities also exist where future liabilities may arise under existing regulations or agreements in effect, but where the timing, nature and extent of remedial work have not been agreed on or cannot be determined.

Key accounting estimates and new standards
Application of accounting estimates requires certain assumptions to be made regarding future events. These estimates require experience and judgment and are subject to inherent risk of inaccuracy, particularly where they relate to events expected to take place well into the future. We therefore examine long-term estimates on a regular basis and adjust them prospectively where necessary.

New accounting standards adopted in 2002 include Section 3062 of the Canadian Institute of Chartered Accountant’s handbook relating to goodwill and other intangible assets. Under this standard, annual amortization of goodwill (approximately $4-million in 2001) was discontinued and replaced with an annual impairment test. This test was completed in the third quarter of 2002 and it was determined that goodwill of our phosphate business amounting to approximately $45-million was impaired. Under the transitional provisions of this standard, $29-million net of tax was charged directly to retained earnings as a change in accounting policy.

Note 2 of the consolidated financial statements outlines the impact of new standards on our financial statements.

In 2003, we anticipate the Canadian Institute of Chartered Accountants will issue a new standard on Asset Retirement Obligations which we expect to be consistent with the Financial Accounting Standards Board Statement 143 in the U.S. This standard will address site remediation issues on retirement and requires liabilities to be recorded if a legal or contractual obligation exists. We do not anticipate that this will have a significant impact on our current site decommissioning, restoration and reclamation obligations on adoption in 2003. We continually review provisions as circumstances and regulations change. Adjustments are made on a prospective basis.

Management’s Discussion and Analysis     37

Financial Discipline	Key value measurements
at December 31, 2002

Our vision is to maximize shareholder value through global growth and diversification. One of the four major strategies that we employ to achieve this vision is maintaining a disciplined investment approach in our management of assets and capital. This strategy has three components: utilizing a counter-cyclical approach to our investment decisions, using appropriate capital market instruments to fund our investments and ensuring economic access to capital markets by protecting our investment grade credit rating.

Source: Agrium.

EBITDA Interest Coverage	Market Capitalization
(multiple)	(millions of dollars)

Debt-to-Debt Plus Equity	Shareholders’ Equity
(%)	(millions of dollars)

Capital structure
Maintaining financial flexibility through
our investment grade credit rating is
a long-standing objective. As a result of
the poor year we had in 2001, we had to
strengthen our balance sheet to preserve
this. Therefore, in March of 2002, we
raised net proceeds of $106-million of
new equity capital using the proceeds
to repay existing bank indebtedness.

38     Management’s Discussion and Analysis

Investment value
Between 1998 and 2001 we made significant
investments in a number of projects which
will have long-term benefit to Agrium. This
included investments in nitrogen assets and
retail facilities in Argentina, a phosphate rock
mine in northern Ontario and the upgrading
of our phosphate facility in Idaho. These
projects were completed in 2001.
In 2002, we reduced capital
spending to sustaining only,
deferring many projects in
order to conserve capital.

Capital Expenditures	EBITDA
(millions of dollars)	(millions of dollars)

Cashflow from Operating Activities (millions of dollars)	Return on Average Invested Capital (%)

Working capital
In 2002, a renewed emphasis was
placed on managing working capital with
the goal that a reduction in working capital
would contribute significantly as a source of
operating cash flow during the year. This goal
was accomplished as inventory and accounts
receivable levels were reduced and changes
to working capital contributed $55-million
to cash flow from Operations in the year.

Accounts Receivable/Net Sales (%)	Year-end Accounts Receivable (millions of dollars)

Inventory/Cost of Product	Year-end Inventory
(%)	(millions of dollars)

Management’s Discussion and Analysis     39

Segmented
Performance
and Outlook

North America Wholesale Gross
Profit and EBIT (millions of dollars)

North America Wholesale Operations

Performance objectives
Our operating plan for our North America Wholesale business for 2002 was based on an assumption of a return to more normal weather conditions in our key market areas and a modest recovery in nitrogen and phosphate prices. We also planned a number of initiatives and strategies designed to support our overall Corporate vision and to conserve cash resources. These included:

■	Significant operating cost and capital expenditure reductions or deferrals;

■	Cost and margin improvement initiatives;

■	“Asset management” practices to improve operational reliability;

■	Working capital reductions;

■	Asset optimization and production strategies for reacting to unexpected changes in demand;

■	Resolution of our dispute with Union Oil Company of California (Unocal) and related gas supply issues.

Achievements and other developments

EARNINGS FROM OPERATIONS BEFORE INTEREST EXPENSE AND INCOME TAXES
EBIT for Wholesale operations in North America was a disappointing $40-million, a reduction from $64-million in 2001 and significantly less than $166-million in 2000. Major contributing factors were as follows:

■	2002 nitrogen sales volumes were approximately 500,000 tonnes higher than 2001 and 933,000 higher than 2000. Higher sales volumes in 2002 were the result of increased sales to U.S. and Canadian agricultural customers. In 2000, sales volumes reflected only three months of sales from the Alaskan nitrogen facility and related U.S. West Coast assets, which were acquired in September 2000;

■	Global nitrogen sales prices were lower overall for 2002 compared to 2001 and 2000. However, nitrogen prices were at their lowest point from mid-2001 to mid-2002. An unprecedented drop in global demand during the spring of 2001, as a result of adverse weather conditions and low crop prices, led to high global inventories and low nitrogen prices over this twelve month period. Nitrogen prices strengthened significantly in the second half of 2002, led by a recovery in crop prices, strengthening industrial demand and production interruptions in a number of locations worldwide;

■	2002 nitrogen unit cost of product sold declined due to the various cost reduction initiatives at a number of our facilities. Our natural gas hedging activity was successful in reducing volatility in our gas costs. After incorporating hedging losses of $46-million in 2002, natural gas costs were similar to 2001 and 2000 which incorporated hedging gains of $70-million and $93-million respectively. Our average gas prices, including hedging, for 2002, 2001 and 2000 were $2.47, $2.53 and $2.34 respectively;

■	Phosphate margins in 2002 improved over 2001 and 2000 as both our Alberta and Idaho phosphate facilities were unaffected by production interruptions which impacted 2000 and 2001. These interruptions related to the impact of the start up of our Ontario phosphate mine on production from our Alberta phosphate facility and the equipment failure at our Idaho facility late in 2000;

■	2002 potash sales volumes increased by 18 percent over 2001 and seven percent over 2000. These increases were largely due to higher sales to North American customers and higher export volumes;

■	Depreciation and depletion charges for 2002 were slightly higher than 2001 due to write-offs of impaired assets totalling $14-million. 2001 included the $7-million write-off of the Henry, Illinois facility. Depreciation for both 2001 and 2002 was higher than 2000 as a result of these write-offs and the acquisition of the Alaskan nitrogen facility and related U.S. West Coast assets;

■	Selling, general and administrative costs were significantly lower than 2000 and 2001 reflecting lower inter segment cost allocations together with other cost reductions and deferrals. We expect that selling, general and administrative costs will be marginally higher in 2003;

■	Other expenses for 2002 were lower than 2001 mainly due to lower idle facility costs but were higher than 2000. The increase over 2000 is due to idle facility costs and increased site restoration and reclamation provisions.

40     Management’s Discussion and Analysis

CAPITAL EXPENDITURES
We successfully reduced capital expenditures to $41-million in 2002 compared to $126-million in 2001 and $94-million in 2000. This was achieved by deferring non-essential expenditures as part of our cost reduction initiatives and the completion of major capital projects in prior years.

ALASKAN GAS SUPPLY DISPUTE
Our dispute with Unocal over their natural gas supply and delivery obligations, environmental liabilities and the Earn-out payment is ongoing. Unocal has curtailed supply to our Alaska nitrogen facility since July of 2002. We were able to offset some of these curtailments by obtaining natural gas from other oil and gas companies under interruptible contracts late in 2002. We have initiated legal proceedings against Unocal in respect of these matters and we have asserted in the litigation that Unocal has breached its warranty obligations with respect to gas supply.

As a result of these interruptions, this facility operated at an average of 76 percent of capacity in the second half of the year. While we expect the facility to maintain current average production rates of approximately 75 percent of capacity over the next 12 months, there is a risk that available gas from Unocal and other suppliers may not be sufficient to maintain those rates, particularly during the winter months. Unocal continues to advise us of downward revisions to the reserves. Because of the uncertainty relating to the reserves, no assurance can be given as to the long-term gas supply for this facility. Should the requirements of the facility not be met by Unocal or from existing supply sources from other producers, development of new natural gas reserves will be required to return the facility to full production. This would be expected to take 18 to 36 months from commencement of development.

Operations at the Alaskan facility at current levels will depend on third party supply for volumes above those actually delivered by Unocal. If we are economically unable to offset that reduction from other sources, we may be subject to increased expenses and the plant’s competitive position and carrying value may be impacted.

The agreement for the purchase of the Alaskan assets contains an “Earn-out” arrangement entitling Unocal to certain payments based on the capacity of the plant and forecast prices specified in the agreement for a period of six years following the acquisition. We continue to dispute any liability for an Earn-out payment but have accrued the potential liability arising from the date of acquisition to December 31, 2002. In the event the courts ultimately determine we are liable, additional Earn-out payments may become due in respect of subsequent years.

Outlook for 2003
In 2003, we expect North American demand for nutrients to improve in response to higher grain prices and in anticipation of a return to more normal weather conditions. Demand should be supported by a forecasted increase in seeded acreage for the major crops that consume the most fertilizer, such as corn, wheat and canola. The following table illustrates the significant increases in U.S. cash crop prices over the last year:

U.S. MID-WEST CASH CROP PRICES

	Corn	Wheat	Soybeans
Date	($/bushel)	($/bushel)	($/bushel)

December 28, 2001	$1.93	$3.01	$4.20

December 27, 2002	$2.46	$3.46	$5.70

Increase %	27%	15%	36%

The world nitrogen market appears to be relatively tight. This is the result of strong demand from Latin America and parts of Asia, and reduced exportable supplies from countries such as Indonesia and Venezuela. Based on their domestic strike, Venezuelan nitrogen products are not anticipated to be available in any significant volumes until after the 2003 spring season. North American inventories remained more than 20 percent below the five-year average at the end of December 2002. The recent rise in North American gas prices is expected to further tighten the balance of supply and demand.

In the medium term we continue to believe that the shortfall in world nitrogen production capacity additions relative to forecast growth in demand will result in a further tightening of the supply and demand balance.

Management’s Discussion and Analysis     41

Segmented
Performance
and Outlook

Phosphate demand is expected to continue its slow recovery in 2003 as markets continue to absorb the new global capacity. Higher grain prices and low inventories are expected to be positive drivers. However, higher ammonia input costs due to rising natural gas costs may impact margins.

Potash inventories in North America declined to more normal levels by the end of 2002 and potash demand should benefit from expected increases in planted acres of wheat and corn. This should result in firmer prices during 2003.

Nitrogen revenues, costs and gross profit
Sales volumes in 2002 increased over 2001 despite a second year of drought conditions in Western Canada as an aggressive pricing approach resulted in improved sales volumes compared to 2001 when pricing was significantly higher, affecting demand. Sales volumes for 2000 were lower than both 2002 and 2001 mainly due to the inclusion of only three months of sales from the acquisition of the Alaskan nitrogen facility and related U.S. West Coast assets in September of 2000.

Selling prices in the 2002 spring season were substantially lower than in previous years due to an Industry-wide emphasis on a reduction of inventory levels carried over from 2001 and resultant aggressive price competition. International and U.S. prices started to recover in the second half of the year.

Unit cost of product sold was lower than previous years due to increased production volumes and our cost-saving initiatives. Natural gas comprises approximately 70 to 85 percent of the cost of producing ammonia and, after taking hedging gains and losses into account, were at similar levels to 2001 and 2000.

The overall combination of these factors resulted in a decrease in nitrogen gross profit in 2002 of $87-million compared to 2001 and $109-million compared to 2000.

Phosphate revenues, costs and gross profit
Sales volumes for 2002 have increased significantly over 2001 and 2000 primarily due to increased production and availability of product from our Alberta and Idaho facilities. Improved performance at the Alberta facility was attributable to increased supply of phosphate rock from our Ontario mine where the remaining start-up issues were resolved. In 2002, we achieved a production record of one million tonnes at our Ontario facility. Our Idaho facility had a full year of production following mechanical failures at the plant in late 2000 and the start-up of the new purified phosphoric acid unit in mid-2001, both of which impacted production levels.

Phosphate sales prices strengthened in the first half of 2002 due primarily to production cut-backs in North America and some tightening in the balance of supply and demand. This balance had been disrupted in 2000 and 2001 by new capacity from India and Australia. However, in response to improving prices, some production was resumed and global pricing softened again later in the year. Despite being a regional producer, our Operations are affected by international pricing and our domestic prices followed international patterns.

Our unit phosphate production costs continued to fall in 2002 due to absorption of fixed costs over increased production and cost reduction initiatives at all facilities. The cost of phosphate rock ore delivered to Alberta from our Ontario mine also decreased due to improved volumes.

Overall, phosphate gross profit was $37-million in 2002 compared to $6-million in 2001 and $19-million in 2000 as a result of these factors.

Potash revenues, costs and gross profit
Potash sales volumes for 2002 increased over 2001 for both domestic and export sales as a result of increased sales to U.S. customers and increased demand from China and Brazil. Unlike nitrogen and phosphate, our North American markets are primarily in the U.S. and were not impacted by the drought in Western Canada.

Some erosion in international prices occurred in 2002 due to increased price competition for our export sales through Canpotex.

Potash costs of production declined in 2002 due to higher production volumes and to cost reduction initiatives at our Saskatchewan mine.

Overall, potash gross profit was $67-million in 2002 compared to $58-million in 2001 and $70-million in 2000 as a result of these factors.

42     Management’s Discussion and Analysis

North America Retail Operations

Earnings from Operations before interest expense and income taxes
EBIT from Retail operations in North America was a sixth consecutive record for the segment, mainly due to a strong fourth quarter in the Midwest and California. Fertilizer sales revenues declined by five percent due to lower nitrogen prices but were more than offset by increased sales of seed and chemicals. Despite the increase in revenues, gross profit remained unchanged due to lower chemical margins and product mix.

We were able to reduce our selling, general and administrative expenses by $2-million in 2002 resulting in higher overall EBIT than the previous year and established a new record for the segment.

Retail outlook and strategy
The new U.S. Government farm aid program, low grain inventories and resultant increased prices should encourage increased planting of corn and wheat acres in 2003 and a reduction in soybeans. Fertilizer application rates are higher on corn and wheat than soybeans and, as a result, the Midwest farm centres should benefit from increased fertilizer sales.

Grower consolidation is expected to continue and lead to consolidation in the retail sector. This will come at the expense of independent dealers as these smaller businesses do not have the revenue base to sufficiently fund the many administrative functions required in today’s market.

Our size, geographic and product diversity, and stability of earnings and cash flow reduce our exposure to risks such as poor weather and economic conditions although we are not immune to their impact. Other areas of concern to our business include:

■	Dry conditions in parts of the U.S. Pacific Northwest which may increase the chance that some growers will not receive sufficient water to produce economic yields;

■	The chemical market continues to decrease due to lower chemical use as a result of genetically modified seeds and lower chemical prices resulting from increased generic chemicals;

■	Direct selling to growers from chemical manufacturers.

We believe we will be able to more than offset reductions in chemical sales with increased sales of genetically modified seed. Chemical manufacturers do not have the ability to seriously erode our customer base because of our distribution network. We do believe these trends offer opportunities to align ourselves more closely with these manufacturers recognizing our contribution to the market.

North America Retail Gross
Profit and EBIT (millions of dollars)

Management’s Discussion and Analysis     43

Segmented
Performance
and Outlook

South America

The political and economic environment
Our operations in Argentina are subject to a number of risks including fluctuations in foreign currency exchange rates, limitation on foreign exchange convertibility and transferability, credit, expropriations and other economic, political and regulatory policies of Government.

In January 2002, the Argentine Congress cancelled the “Convertibility Law” which pegged the Argentine peso to the U.S. dollar on an equivalent basis. This led to immediate devaluation of the Argentine peso. Despite conducting our business in South America in U.S. dollars in order to mitigate the currency risk, these new laws forced us to convert our U.S. dollar receivables into Argentine pesos at below market rates. Our 2001 financial statements reflected the initial impact of this devaluation and forced conversion based on a rate of 1.7 Argentine pesos to the U.S. dollar.

The political and economic environment in Argentina remained volatile throughout 2002. The new free-floating Argentine peso continued to devalue against the U.S. dollar before stabilizing in mid-year. The Argentine peso reached a low of 3.80 to the U.S. dollar in mid-year and remained low until the end of the third quarter when the rate improved to 3.60. The Argentine peso strengthened further in the fourth quarter to close the year at approximately 3.37 Argentine pesos to the U.S. dollar. Most agricultural companies, including ourselves, are supporting their employees with cost of living increases and base salary increases in order to offset the 41 percent increase in inflation.

There has been some relaxation in foreign currency convertibility and transferability. Dividends out of audited Argentine profits and payment of interest on foreign third-party debt without permission of the central Bank of Argentina are now permitted. However, there is no assurance the Government of Argentina will not re-establish these restrictions or impose other fiscal changes in the future which could negatively affect the economic viability of our Argentine operations.

Favourable weather conditions have prevailed throughout 2002 in Argentina while global crop prices have risen by 15 to 40 percent over the previous year. The anticipated decrease in fertilizer demand due to the economic climate did not materialize to the extent expected and, together with reduced nitrogen production from our Argentine facility, led to a need for nitrogen imports. Agriculture remains the one sector of the Argentine economy that demonstrated strength in 2002.

44     Management’s Discussion and Analysis

South America Wholesale Operations

Our Wholesale operations in Argentina are conducted through our 50-percent share in the Profertil S.A. (Profertil) joint venture with Repsol YPF, a large international oil and gas company based in Spain.

Earnings from Operations before interest expense and income taxes
Nitrogen sales volumes for the Argentine facility for 2002 were slightly higher than 2001, the first year of commercial production, but below our technical capacity due to unplanned downtime. When operating, the plant production rates were higher than design capacity, but ongoing mechanical problems required unscheduled shutdowns for maintenance and repairs and affected overall production levels.

At the end of the year both the ammonia and urea plants were running above design rates. There are mechanical concerns with the heat exchanger in the urea plant and current repairs are considered temporary until the new urea heat exchanger with upgraded metallurgy is installed early in 2004. The cost of the upgraded heat exchanger is not material. Until the current heat exchanger is replaced, some production interruptions may occur. As a precaution, a back-up unit from our Alberta nitrogen facility will be delivered to Argentina in April 2003 for installation by mid-year, which should minimize the risk of production interruptions.

Sales for 2002 were almost evenly divided between domestic and export sales. Prices for nitrogen are generally denominated in U.S. dollars but domestic sales are settled in equivalent Argentine pesos based on the exchange rate at the time of sale. They are therefore largely insulated from the impact of devaluation. Domestic sales prices are based on parity with imports and declined with international prices throughout the first half of 2002 and recovered later in the year. This was not sufficient to offset earlier declines.

2002 plant costs of production were significantly lower than the previous year for three main reasons:

■	Plant labour costs are generally denominated in Argentine pesos and benefited from currency devaluation;

■	Profertil was able to favourably renegotiate the U.S. dollar based pricing of the gas supply contracts for the plant as a result of Government decrees requiring the renegotiation of all U.S. dollar-based contracts. The current pricing agreement will remain in effect until April 2003 and is at a discount to the U.S. base-price specified in the original contract. The natural gas supply for the facility is secured under three 12-year contracts at prices which we anticipate will continue to be competitive with similar export-oriented facilities in Trinidad;

■	Electricity costs have also been renegotiated at significantly lower prices than the prior year.

Selling, general and administrative expenses for 2002 also declined from the prior year due to the devaluation of the Argentine peso and the relocation of the Corporate head office from Buenos Aires to the plant site in Bahia Blanca.

Argentine peso translation losses of $14-million were recorded on Profertil’s monetary assets, primarily Argentine peso denominated Value Added Taxes receivable. These losses resulted from the decline in the Argentine peso from 1.7 Argentine pesos to the U.S. dollar at the beginning of the year to 3.37 at the end of 2002.

Overall, EBIT for wholesale operations in South America increased by $6-million before Argentine charges compared to the prior year as a result of these factors.

Outlook and strategy
The agriculture sector continues to show strength in an otherwise depressed economy and we continue to believe it will be a positive force for economic recovery. In 2002, planted acres and application rates were better than anticipated and close to 2001 levels and we expect that total nutrient use in Argentina will be higher in 2003. Profertil’s ability to export product for U.S. dollars and currently to retain proceeds offshore in U.S. dollars to repay international debts, affords some protection from further currency and economic risk. It also allows Profertil to participate in the expected recovery of the global fertilizer Industry.

Our challenge and focus in Argentina over the next two years will be to continue reacting to economic and political developments. At the plant, resolving the mechanical problems is key to maximizing returns.

South America Wholesale Gross
Profit and EBIT (millions of dollars)

(1) Before Argentine charges.

Management’s Discussion and Analysis     45

Segmented
Performance
and Outlook

South America Retail Gross
Profit and EBIT (millions of dollars)

(1)Before Argentine charges.

South America Retail Operations

Earnings from Operations before interest expense and income taxes
Our Retail operation in Argentina has fared significantly better than expected in 2002, despite the economic and political difficulties. Revenues were lower than the previous year due to the economic recession and the shortage of available product. However the cost structure has been reduced substantially as a result of the Argentine peso devaluation resulting in a continued growth in gross profit.

Selling, general and administrative costs have similarly benefited from the devaluation of the Argentine peso as have non-cash depreciation charges.

Overall EBIT for Retail in South America improved substantially in 2002. The main reason was the recovery of $8-million of the $27-million of receivables provided for in 2001. This was due to more favourable exchange rates than anticipated when the convertibility law was cancelled. Additional losses of $34-million in 2002 (2001 – $23-million) on translation of the assets and liabilities into U.S. dollars were charged directly to the cumulative translation adjustment account under shareholders’ equity in accordance with GAAP as the retail operation is considered self-sustaining.

Outlook and strategy
The uncertain political and economic outlook facing Profertil is also faced by Retail. Until the political and fiscal environment becomes stable, we will continue to experience the risks associated with potential fiscal changes, credit losses, currency rate exposure and currency convertibility and transferability risk. We remain optimistic for the operation because of its importance to the Argentine agricultural sector and our strategy is to continue to further grow the business where we can do so without risking significant additional capital.

There is some risk from the actions of integrated competitors. Integration could lead to inter-segment subsidization of their fertilizer operations by grain trading operations and consequently result in an erosion of margins in Retail.

Other
Other is a non-operating segment consisting of Corporate administrative activity and inter-segment charges and eliminations. The primary reason for the increase over previous years is increased inter-segment interest charges which are offset as income in the respective business segments.

46     Management’s Discussion and Analysis

Forward-Looking
Statements

Except for statements of historical fact, the statements in, or incorporated by reference, in this Management’s Discussion and Analysis of Operations and Financial Position constitute forward-looking statements under applicable securities legislation. These forward-looking statements include, but are not limited to, references to:

■	the amount and type of future capital expenditures;

■	business strategies and plans for implementing them;

■	competitive strengths, goals, expansion and growth of our business and operations; and

■	plans and references to our future results.

These forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, but not limited to:

■	General economic, market and business conditions, including:

■	supply and demand for grain and other agricultural crops;

■	changes in government agricultural, safety, environmental and other legislation and policies;

■	fluctuations in foreign exchange rates, commodity, feedstock and nutrient prices or other costs that cannot be recovered through nutrient price increases;

■	actions by competitors and others in our market areas, including changes to industry capacity and utilization and product pricing;

■	performance by customers, suppliers, personnel and counterparties to financial instruments.

■	Weather conditions and seasonal patterns.

■	The outcome of our dispute with Unocal.

■	General operating risks associated with:

■	the efficiency of our production facilities including currency convertibility and transferability restrictions;

■	the level and effectiveness of future capital expenditures and reliability of performance of existing capital assets;

■	ability to transport or deliver production to markets;

■	present and discontinued mining operations;

■	investment in foreign jurisdictions;

■	labour disruptions.

■	Strategic risks including:

■	our ability to implement our business strategy;

■	results of our risk mitigation strategies, including hedging and insurance;

■	uncertainty as to the feedstock reserves owned or otherwise available to us;

■	our ability to integrate any assets we may acquire or the performance of those assets;

■	the opportunities, or lack of opportunities, that may be presented to and pursued by us;

and other factors, many of which are beyond our control. Consequently, all of the forward-looking statements made in, or incorporated by, reference in this Management’s Discussion and Analysis of Operations and Financial Position are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.

We do not undertake any obligation to update forward-looking statements even if circumstances or Management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

Management’s Discussion and Analysis     47

Stewardship
Environmental,
Health & Safety
Stewardship

Liability
management
Managing historical obligations.

Agrium’s long-term vision and strategies recognize that “maximizing shareholder value” requires stewardship to many aspects of the business, including Environment, Health and Safety (EH&S). For us, this means managing our operations, making products and delivering services in a manner which respects the health and safety of our employees, our customers, our communities and the environment.

Governance
Managing today’s risks with a systematic approach.

Total Recordable Index (injuries and illness)	Health and safety performance
This year marks the fourth straight year in which Agrium has seen a decrease in the number of job-related injuries and illnesses. Injury and illness rates were down eight percent from 2001, almost 24 percent since 1999 and, for the first time, below composite Industry benchmarks. One very promising addition in 2002 was the establishment of a company-wide Safety Council. This Council has provided considerable safety management expertise to our Operations and we expect its continuing guidance will help to reach our performance improvement goals in the coming years.

48     Stewardship

Agrium Environmental Performance Indicator (number of incidents)

Environmental performance
We monitor a number of environmental performance indicators that tell us how well we operate our facilities. We have seen sustained improvement in our performance. Since 2000, the index has improved by 62 percent, including a 30 percent improvement since 2001. These improvements have been brought about through operations enhancements, an increased focus on training and a more rigorous auditing program. We expect to see continued environmental performance improvements into the future.

Sustainability
Managing economic, social and
environmental priorities and continuing
performance improvement.

EH&S audits
We conducted 22 Corporate-level audits of our production and storage facilities in 2002, including 10 EH&S Compliance Audits, 10 audits required by legislation and two management system assessments. Also, Agrium Retail conducted EH&S Compliance Audits at 68 farm centres. All of these are in addition to numerous site inspections and assessments conducted by local operations. All audit findings are tracked until corrective actions are complete.

Emissions
From 1999 to 2001 emissions to the environment excluding greenhouse gases were reduced by nearly 22 percent.

In 2002 North American operations net greenhouse gas (GHG) emissions were reduced by 16 percent versus 2001. During the same period net greenhouse gas emissions from Canadian operations were reduced by 20 percent in part due to the startup of an electricity cogeneration unit at the Carseland operation.

Environmental Emissions (thousands of tonnes)	Net GHG Emissions Canadian Operations (millions of tonnes of CO2)

Stewardship     49

Stewardship

Corporate governance
The stewardship of the Company is the responsibility of the Board and four Committees of the Board. The Corporate Governance & Nominating Committee has specific responsibilities with respect to the continuing review, development and enhancement of, and provision of recommendations to the Board regarding, best corporate governance practices. The Board and Management believe that effective corporate governance practices and integrity are cornerstones to the maintenance of investor confidence and enhancement of shareholder value. Our Board and Management are committed to the highest standards of corporate governance and ethical conduct in all of our activities and take great pride in our tradition of excellent corporate governance as demonstrated by our well established governance policies and practices.

This year has been marked by corporate governance reforms and new initiatives in securities laws in Canada and the U.S. which have highlighted the expectations and standards of conduct demanded and deserved by our shareholders, the general public, governments, partners, suppliers and the business community. We are keenly aware of the various developments in corporate governance practices recently proposed in Canada and the United States. We have always supported the principles embraced in these reforms and are already substantially in compliance with, and in many instances exceed, the requirements of the proposed guidelines. Our existing governance policies and practices which have been in place for a number of years include the following:

■	All of our Board members, with the exception only of the Chief Executive Officer, are both independent and unrelated as those terms are defined by the Toronto Stock Exchange and New York Stock Exchange guidelines;

50     Stewardship

■	The office of the Chairman of the Board has long been separated from that of the Chief Executive Officer;

■	Our Committees of the Board, namely the Audit Committee, Corporate Governance & Nominating Committee, Human Resources & Compensation Committee and Environment, Health & Safety Committee, are all comprised entirely of independent and unrelated Directors;

■	Non-Management Directors meet regularly without Management present. Our Audit Committee also meets independently with each of Management, internal audit and our external auditors on at least a quarterly basis;

■	The Board, the Board Chair, all Committees of the Board and the CEO each have formal charters or terms of reference establishing their goals and responsibilities; Our system of corporate governance includes specific governance guidelines as well as a code of business conduct for Directors;

■	We have mandatory requirements for Director share ownership as well as mandatory retirement for Directors at age 70;

■	The Corporate Governance & Nominating Committee has been conducting annual evaluations on the performance of the Board as a whole, each of the Committees and the Board Chair. In addition, the performance of individual Directors is assessed by a variety of methods on a periodic basis.

We have long standing policies that embody the day-to-day standards of ethical conduct by which our Board, Management and employees abide. In response to the Sarbanes-Oxley Act of 2002, we have also recently adopted a specific Code of Ethics applicable to our senior financial and executive officers who hold an important and elevated role in corporate governance. This Code of Ethics will supplement our already existing Codes of Conduct applicable to our Directors and employees.

In October 2002, Mr. Van Brunt was appointed as Vice Chairman of the Board in addition to his responsibilities as Chief Executive Officer. In his new role as Vice Chairman, Mr. Van Brunt’s responsibilities include working with the Board, the Corporate Governance & Nominating Committee and Management on the development and implementation of new initiatives dealing with corporate governance issues. Mr. Van Brunt’s responsibility is to ensure that our policies and practices in this regard are enhanced where possible to meet or exceed the requirements and recommendations of regulatory authorities, institutional shareholders and interested stakeholders.

Stewardship     51

Stewardship

In October, we established a Corporate Disclosure Committee comprised of 14 members of Senior Management. The primary purpose of the Disclosure Committee is to establish, maintain, review and evaluate our disclosure controls and procedures, consider the materiality of information and ensure compliance with disclosure obligations on a timely basis. The Disclosure Committee also supports the executive certifications under the Sarbanes-Oxley Act of 2002 and facilitates the procedures whereby all material information that could potentially be required to be disclosed is accumulated, verified and communicated to the Disclosure Committee, Senior Management and our Board in a timely manner.

We also implemented a toll-free Compliance Hotline which is available in all locations in which we operate throughout North America and Argentina to report violations or suspected violations of any laws or Company policies. This Compliance Hotline is staffed by third-party communication specialists trained in handling calls of a sensitive nature and is available in both English and Spanish. The Hotline provides an alternative reporting method which has been designed to facilitate the anonymous reporting of violations or suspected violations of laws and corporate policies, including complaints and concerns regarding accounting, internal accounting controls and auditing matters.

The existing charters for each of the Board Committees are currently undergoing revision to ensure that the responsibilities and mandates of these Committees are specifically responsive to the new Canadian and U.S. corporate governance initiatives and legislative developments. These mandates will be finalized during the course of 2003 and will be posted on our website.

Our Board and Management are committed to excellence in corporate governance and believe that the corporate governance developments underway in Canada and the United States will contribute to the restoration of confidence by the investing public in the capital markets.

52     Stewardship

Environmental
We are committed to effectively managing the impact of our operations on the environment and to protecting the health and safety of our employees, neighbours and customers. We have systems and processes in place to identify and manage environmental, health and safety risks and we work in partnership with key stakeholders to provide solutions meeting or exceeding standards required under governmental regulations. The primary responsibility of the Environmental, Health & Safety Committee of the Board of Directors is to ensure that effective processes are in place for environmental and safety management.

The Kyoto Accord
We are committed to reducing greenhouse gas emissions in an effective manner that preserves the international competitiveness of our Industry and Canadian agriculture. We continue to work with the Federal and Provincial governments to define the commitment level that will be expected from the Fertilizer Industry under the Kyoto Accord. Discussions will focus on recognizing the Industry’s past performance in reducing greenhouse gas emissions intensity and our role in increasing the removal of carbon dioxide from the atmosphere through promoting enhanced crop growth and the adoption of best practices for fertilizer use and application.

Our performance
We have made steady progress in reducing our emissions intensity over the past 10 years through capital investments that sustain and improve our facilities.

Provisions
We expect our active maintenance and sustaining capital programs to maintain the useful lives of our facilities through their original life expectancies and beyond. However, provisions for facility decommissioning and land remediation need to be made. While the resale value of land and the recycle value of plant and equipment may partially offset the anticipated costs, we nevertheless make ongoing provisions in our financial statements for these costs. We regularly re-assess these provisions to ensure that they account for changes in circumstances and regulations.

Health and safety
We are committed to protecting the health and safety of our employees and the public. Long-term sustainable improvements in health and safety will be driven through the implementation of our Environmental Health & Safety Management System. The system will be fully functional at all sites by 2005 and will ensure that we continuously improve performance.

Following the attacks of September 11, 2001, we conducted a major assessment of our security procedures for storing and transporting our products. We are also monitoring security developments through Industry associations and law enforcement agencies and are committed to upgrading security wherever necessary.

Employees
We are committed to providing our employees with a safe working environment, fair compensation and training and opportunities for career development. We also provide our employees with protection in the areas of financial security, health and well being through our comprehensive benefit programs.

We believe the culture of an organization has a direct impact on its results. Four years ago, we embarked on our initiative to develop a High Performance Culture to stress accountability, respect and partnership among employees. Training in this area has been provided to employees as well as refresher sessions. Our employees’ commitment during the recent difficult times speaks for itself.

Employee Distribution
(2002)

Stewardship     53

Stewardship

Communities

We believe in communicating openly with our partners in the community. We have therefore developed community outreach programs at all production and distribution sites to enable us to identify and react to community concerns. We contributed to several charities throughout North America in 2002 and provided sponsorship for several community events. We provide financial support to the community in three broad areas:

Helping those in need
In 2002, we made a special donation to assist farmers in Western Canada who had suffered a second year of devastating drought conditions. Our annual United Way campaign is one of our largest charitable donations. We match the contributions of our employees and together we help strengthen the communities in which we do business and help to ensure lasting social change.

Growing the next generation
Our ongoing youth initiatives include involvement with farm safety camps for children, our “Caring for the Kenai” initiative to challenge youth in the Kenai Peninsula to find practical solutions to improving their environment, and our 4-H initiative to develop youth leadership.

Community sponsorship
We provide sponsorship support for community events which help build recognition for our Industry and our community as well as for ourselves. We have an ongoing involvement with Spruce Meadows international show-jumping events in Calgary, Alberta, the location of our Corporate Head Office.

54     Stewardship

Management’s
report to the
shareholders

The audited consolidated financial statements and all information contained in this annual report are the responsibility of management and the audited consolidated financial statements are approved by the Board of Directors of the Corporation. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments based on currently available information. The Corporation has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the financial statements. KPMG LLP, an independent firm of chartered accountants, has been appointed by the shareholders as external auditors of the Corporation. The Auditors’ Report to the Shareholders, which describes the scope of their examination and expresses their opinion, is presented below.

The Audit Committee of the Board of Directors, whose members are unrelated and independent of management, meets at least four times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, and pre-approves audit and permitted non-audit services, and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.

John M. Van Brunt (signed) Vice Chairman of the Board & Chief Executive Officer Calgary, Canada March 4, 2003	Bruce G. Waterman (signed) Senior Vice President, Finance & Chief Financial Officer

Auditors’ report to
the shareholders

We have audited the consolidated balance sheets of Agrium Inc. as at December 31, 2002 and 2001, and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)
Chartered Accountants
Calgary, Canada
March 4, 2003

Financial Statements and Notes     55

Financial Statements

Consolidated statements of operations
and retained earnings

Years ended December 31	2002	2001	2000

(millions of U.S. dollars, except per share amounts)			Restated (note 7)

Sales	$2,198	$2,174	$1,973

Direct freight	115	111	100

Net sales	2,083	2,063	1,873

Cost of product	1,564	1,516	1,326

Gross profit	519	547	547

Expenses
Selling, general and administrative	246	268	253

Depreciation, depletion and amortization	148	141	107

Royalties and other taxes	19	22	19

Other expenses (note 3)	38	36	5

Argentine charges – Peso translation (note 4)	14	20	–

Argentineches – U.S. dollar forced conversion (note 4)	(10)	29	–

Earnings before interest expense and income taxes	64	31	163

Interest on long-term debt	59	55	36

Other interest	9	19	1

Earnings (loss) before income taxes	(4)	(43)	126

Current income tax (recovery) (note 6)	(21)	28	9

Future income tax (recovery) (note 6)	17	(26)	35

Income taxes	(4)	2	44

Net earnings (loss)	$–	$(45)	$82

Retained earnings – beginning of year	245	315	255

Change in accounting policy (note 13)	(29)	–	–

Common share dividends declared	(14)	(13)	(13)

Preferred securities charges	(11)	(12)	(9)

Retained earnings – end of year	$191	$245	$315

Basic earnings (loss) per share (note 7)	$(0.08)	$(0.49)	$0.65

Average outstanding shares (in millions)	123	115	112

Diluted earnings (loss) per share (note 7)	$(0.08)	$(0.49)	$0.62

Average outstanding shares (in millions)	123	115	132

Dividends per common share for the year	$0.11	$0.11	$0.11

See accompanying notes.

56     Financial Statements and Notes

Financial Statements

Consolidated statements of cash flows

Years ended December 31	2002	2001	2000

(millions of U.S. dollars)

Operating
Net earnings (loss)	$–	$(45)	$82

Items not affecting cash:
Depreciation, depletion and amortization	148	141	107

Argentine charges – Peso translation (note 4)	14	20	–

Argentine charges – U.S. dollar forced conversion (note 4)	(10)	29	–

Future income tax (recovery) (note 6)	17	(26)	35

Net changes in non-cash working capital

Accounts receivable	11	21	23

Inventories	43	(66)	(32)

Prepaid expenses	(4)	(2)	(5)

Accounts payable and accrued liabilities	19	(25)	98

Income and other taxes	(14)	40	(52)

Cash provided by operating activities	224	87	256

Investing

Capital assets	(52)	(164)	(179)

Acquisition (note 8)	–	(19)	(246)

Decrease (increase) in other assets	2	(32)	(48)

Proceeds from disposal of assets and investments	9	3	28

Net change in non-cash working capital	9	27	(24)

Other	3	(15)	6

Cash used in investing activities	(29)	(200)	(463)

Financing
Common shares	108	1	3

Bank indebtedness issue (repayment)	(211)	(97)	130

Issue (repayment) of long-term debt	(9)	267	10

Common share dividends paid	(14)	(13)	(13)

Preferred securities charges paid	(11)	(12)	(9)

Cash provided (used) by financing activities	(137)	146	121

Increase (decrease) in cash and cash-equivalents	58	33	(86)

Cash and cash-equivalents – beginning of year	51	18	104

Cash and cash-equivalents – end of year	$109	$51	$18

Supplemental cash flow disclosure:
Interest paid	$67	$72	$67
Income tax paid (received)	$(6)	$(2)	$54

See accompanying notes.

Financial Statements and Notes     57

Financial Statements

Consolidated balance sheets

As at December 31	2002	2001

(millions of U.S. dollars)

ASSETS

Current assets

Cash and cash-equivalents	$109	$51

Accounts receivable (note 9)	187	218

Inventories (note 10)	353	400

Prepaid expenses	35	34

	684	703

Capital assets (note 11)	1,400	1,494

Other assets (note 12)	85	132

Goodwill (note 13)	–	45

	$2,169	$2,374

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Bank indebtedness (note 14)	$1	$211

Accounts payable and accrued liabilities (note 15)	340	349

Income and other taxes payable	–	13

Current portion of long-term debt (note 16)	25	7

	366	580

Long-term debt (note 16)

Recourse debt	604	621

Non-recourse debt – Profertil	132	141

	736	762

Other liabilities (note 17)	140	127

Future income taxes (note 6)	163	162

	1,405	1,631

Shareholders’ equity

Share capital (note 18)

Authorized: unlimited common shares and preferred securities

Issued and outstanding:

Common shares: 2002 – 126 million (2001 – 115 million)	484	376

Preferred securities: 8% Non-convertible: 2002 – 7 million (2001 – 7 million)	171	171

Preferred securit 6% Convertible: 2002 – 2 million (2001 – 2 million)	50	50

Retained earnings	191	245

Cumulative translation adjustment	(132)	(99)

	764	743

Commitments (note 20)

Contingencies (note 21)

	$2,169	$2,374

See accompanying notes.

APPROVED BY THE BOARD:

John M. Van Brunt (signed) Director	Harry G. Schaefer (signed) Director

58    Financial Statements and Notes

Notes to the Consolidated Financial Statements

1.  SIGNIFICANT ACCOUNTING POLICIES
The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada (Canadian GAAP) and, except as outlined in note 24, are in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The underlying financial records contain amounts based on informed estimates and best judgments of management. Certain comparative figures have been reclassified to conform to the current year’s presentation. The Corporation’s significant accounting policies are summarized below:

FOREIGN CURRENCY
The United States (U.S.) dollar is the unit of measurement for the majority of the Corporation’s business transactions and accordingly, the Corporation adopted the U.S. dollar as its reporting currency. The Corporation’s Canadian North America Wholesale, Canadian Corporate and South America Retail operations are considered self-sustaining and are translated into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at period end exchange rates and items included in the statements of operations and retained earnings and cash flows are translated at the rates in effect at the time of the transaction. The gain or loss on translation is charged to the cumulative translation adjustment account in shareholders’ equity. The Corporation’s joint venture interest (Profertil) is considered integrated and is translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at year end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statements of operations as “Argentine charges — Peso translation”. Approximate exchange rates used in translation are as follows:

Period End	2002	2001	2000

U.S. dollar	1.00	1.00	1.00

Argentine peso	3.37	1.70	1.00

Canadian dollar	1.58	1.59	1.50

Period Average

U.S. dollar	1.00	1.00	1.00

Argentine peso	3.16	1.00	1.00

Canadian dollar	1.57	1.55	1.49

CONSOLIDATION
The consolidated financial statements include the assets, liabilities and results of the operations of the Corporation and all of its subsidiaries. Profertil is accounted for using the proportionate consolidation method under which the Corporation’s share of Profertil’s revenues, expenses, assets and liabilities are included in the accounts. All intercompany transactions and balances are eliminated. The cost of investments in subsidiaries in excess of the fair value of the net identifiable assets acquired is recorded as goodwill.

CASH AND CASH-EQUIVALENTS
Short-term investments with an original maturity of three months or less are considered to be cash-equivalents and are stated at their fair value.

INVENTORIES
Wholesale inventories include both direct and indirect production costs and freight to transport the product from the production facility to the final warehouse facility. Inventory is valued at the lower of weighted average cost and net realizable value.

Retail inventories are recorded at the lower of purchased cost or net realizable value, and include the cost of delivery to move the product to the respective farm center.

CAPITAL ASSETS
Capital assets are recorded at cost and include the cost of improvements, replacements and betterments. Cost is defined as expenditures incurred up to the commencement of commercial production. This includes external direct costs of material and services, internal costs for personnel working directly on the project, interest incurred during construction and net revenue less associated expenses earned on product sold prior to achieving commercial production levels.

Financial Statements and Notes     59

Notes to the Consolidated
Financial Statements

Depreciation is calculated using the straight-line method based on the estimated service lives of the respective assets, ranging from three to 25 years. Depletion of resource properties is based on engineering estimates of reserve life. Depreciation is not provided on major additions until commencement of commercial operations.

Management reviews capital assets on an ongoing basis to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. If an impairment has occurred, an impairment charge is recognized as depreciation expense in the amount the carrying value of the asset exceeds its fair value. Where the estimate of useful life changes, depreciation is adjusted prospectively to reflect the change in the amortization period.

OTHER ASSETS
Other assets include long-term receivables, investments in associated corporations and intangible assets.

Investments in associated companies, where the Corporation has the ability to exercise significant influence, which is generally evidenced by ownership of between 20 percent and 50 percent of the equity, are carried on the equity basis of accounting. The Corporation’s share of earnings is included in other income. Investments where the Corporation does not exercise significant influence are accounted for using the cost method.

Intangible assets include assets with finite lives. Finite life intangibles such as software costs have lives ranging from three to five years and are amortized over that period. Deferred financing costs are amortized over the term of the associated debt instrument. Management reviews finite life intangible assets on an ongoing basis to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. If an impairment has occurred, an impairment charge is recognized as amortization expense in the amount the carrying value of the asset exceeds its fair value. Where the estimate of useful life changes, the amortization is adjusted prospectively to reflect the change in amortization period.

EMPLOYEE FUTURE BENEFITS
Employee future benefits are funded by the Corporation and obligations are determined using the projected benefit method of actuarial valuation prorated over the projected length of employee service. Past service costs, experience gains or losses and the effects of changes in plan assumptions are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Corporation to defined contribution employee future benefit plans are expensed as incurred.

SITE RESTORATION AND RECLAMATION
The Corporation is affected by extensive environmental regulations relating to current operations and discontinued mining operations. These regulations include requirements for future site decommissioning, restoration and reclamation.

Management reviews costs for future removal and site restoration on an ongoing basis. Provisions are charged against income when the cost of site restoration exceeds the salvage value of the asset. The charge against income is based on the remaining service life of the asset.

Expenditures which increase the life or efficiency of a facility, or which reduce or prevent future contamination, are capitalized. Expenditures relating to existing conditions, which are estimable, are recorded as an expense. The expense is recorded net of anticipated recoveries in a systematic manner over the estimated life of the underlying assets. Potential future costs which are not reasonably estimable due to uncertainty of outcome, timing and the nature of the work to be performed, are considered contingencies, as such, no liability is recorded as site restoration and reclamation until the amount becomes likely or estimable. Any associated expenditures are expensed as incurred.

FUTURE INCOME TAXES
Future income taxes are recognized for differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period during which the change is considered substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

60     Financial Statements and Notes

STOCK-BASED COMPENSATION
The Corporation has a stock option plan, which is described in note 19. Consideration received on exercise of the stock options is recorded as share capital. It is the Corporation’s policy to issue stock options at the market price on the last business day prior to the date of granting the option, and no compensation expense is recorded. The pro forma net earnings (loss) and basic earnings (loss) per share amounts had the Corporation charged the fair value of stock-based compensation to net earnings (loss) is disclosed in note 19. The Corporation issues Deferred Stock Units (DSUs) to Directors and Stock Appreciation Rights (SARs) to employees. Both are remuneration and rewards that settle in cash and are expensed to production and selling, general and administration costs when DSUs are issued or share price thresholds are achieved.

REVENUE RECOGNITION
For Wholesale operations, revenue is recognized when the product is delivered to the customer at the plant, warehouse or terminal site or when the risks and rewards of ownership are otherwise transferred to the customer. For Retail operations, revenue is recognized when a customer purchases and takes delivery of the product or service. Transportation costs are recovered from the customer through product or service pricing.

FINANCIAL INSTRUMENTS
The Corporation utilizes derivatives and other financial instruments to manage exposure to changes in cash flows related to natural gas supply and foreign exchange. Gains and losses on contracts that are designated as hedges and calculated to be effective are recognized in inventory in the same period as the hedged transaction, and then included in the cost of product when the related inventory is sold. For these cash flow hedges, effectiveness is achieved if the changes in the cash flows of the derivatives substantially offset the changes in the cash flows of the hedged position and the expected timing in the cash flows is similar.

The Corporation utilizes derivatives and other financial instruments to manage exposure to changes in the fair value of long-term debt due to fluctuations in interest rates. Gains and losses on contracts that are designated as hedges and calculated to be effective are recognized as an adjustment to interest expense in the same period as the hedged transaction. For these fair value hedges, effectiveness is achieved if the changes in the fair value of the derivative substantially offset the changes in the fair value of the long-term debt.

Unrealized gains and losses on contracts that are designated as hedges and calculated to be effective are not recognized on the consolidated balance sheet. If a derivative that qualified as a hedge is settled early or de-designated, the gain or loss at that date will be recognized when the hedged transaction is recognized.

FACILITY TURNAROUND COSTS
Costs incurred during the temporary shutdown of a production facility for periodic scheduled maintenance are charged to production costs on a straight-line basis over the period until the next scheduled turnaround, generally one to four years. Unamortized costs that will be charged to production costs within one year of the balance sheet date are included in prepaid expenses, and all other costs are included in other assets.

IDLE FACILITY COSTS
Costs incurred when a facility is shut down, due to market conditions or facility failure, are charged to other expense.

Financial Statements and Notes     61

Notes to the Consolidated
Financial Statements

2.  CHANGES IN ACCOUNTING POLICY AND ACCOUNTING DEVELOPMENTS
The following table outlines the changes made to Canadian GAAP by the Canadian Institute of Chartered Accountants (CICA) that affect the 2002 reporting period:

SECTION AND EFFECTIVE DATE	DESCRIPTION OF CHANGE	ADOPTION BY THE CORPORATION

Accounting Guideline 13 Hedging relationships July 1, 2003	This accounting guideline sets forth the criteria required for a derivative instrument to qualify as a hedging instrument. Included in the recommendations are the requirements for the Corporation to put in place formal documentation, which identifies management’s strategy and objective of the transaction and outlines how the Corporation will test the effectiveness of the hedged item in relation to the instrument.	The Corporation adopted Statement of Financial Accounting Standards (SFAS) 133 for U.S. GAAP purposes beginning January 1, 2001 that has similar requirements to this accounting guideline and as such the Corporation is in compliance with this guidance.

Section 3063 Impairment of Long-Lived Assets April 1, 2003	This section requires that asset impairment be determined through a two-step process. A loss would be recorded when the net book value of an asset exceeds the expected undiscounted future cash flows from the asset. The second step determines the impairment loss to be the difference between the fair value and the carrying value of the asset. Fair value would be determined by calculating the present value of the future cash flows. This effectively harmonizes Canadian standards with the U.S. standard SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.	The Corporation adopted this section effective December 31, 2002.

Accounting Guideline 14 Disclosure of Guarantees December 31, 2002	This guideline is a supplement to the contingency disclosure requirements. The guideline requires the disclosure of the maximum potential of the future payments, the current carrying value of the liability, if any, the nature of any recourse provisions, nature of any assets held as collateral and the approximate extent to which proceeds from the liquidation of assets would cover the maximum potential future obligations of any guarantee.	The Corporation adopted this section December 31, 2002.

62     Financial Statements and Notes

SECTION AND EFFECTIVE DATE	DESCRIPTION OF CHANGE	ADOPTION BY THE CORPORATION

Section 3870 Stock-based Compensation July 1, 2002	The section requires stock-based compensation to employees be measured and recognized based on the fair value of the equity instruments or disclosed in the notes to the financial statements.
	For awards to employees that settle in cash, compensation cost should reflect the difference between the market price and the value price specified in the award.	The Corporation retroactively adopted this section and has chosen to follow the intrinsic method with disclosure, of the impact of the fair value method. The Corporation issues stock options and stock appreciation rights at market prices, so there is no impact on previously stated earnings (note 19)

Section 3062 Goodwill and Other Intangible Assets January 1, 2002	This standard requires intangibles to be separated into finite or indefinite life assets. Finite life intangibles are amortized over their useful lives with an annual review of the amortization method and useful life. Indefinite life intangibles and goodwill are not amortized and are tested for impairment annually.	The Corporation adopted this section effective January 1, 2002 and discontinued amortizing goodwill at that date (note 13)

Financial Statements and Notes     63

Notes to the Consolidated
Financial Statements

3. OTHER EXPENSES
	2002	2001	2000

North America Wholesale

Idle facility costs	$8	$15	$–

Site restoration and reclamation	7	5	3

Other	1	4	(7)

	16	24	(4)
North America Retail

Interest income	(16)	(16)	(16)

Allowance for doubtful accounts	3	5	6

	(13)	(11)	(10)

South America Wholesale	4	4	1

South America Retail	4	3	1

Other

Site restoration and reclamation	3	3	2

Interest and intersegment eliminations	16	6	11

Other	8	7	4

	27	16	17

	$38	$36	$5

4.  ARGENTINE CHARGES
During 2002, the Corporation realized a devaluation loss in the translation of its South America Wholesale operations of $14-million (2001 — $20-million). For its South America Retail Operations the impact was a $34-million (2001 — $23-million) devaluation charge to the cumulative translation adjustment account, a component of shareholders’ equity. During 2002, the Corporation’s South America Operations collected receivables at rates better than anticipated and recovered $10-million of the $29-million charge recorded at December 31, 2001. This charge was recorded against working capital and was made up primarily of accounts receivable in South America Retail. This reflected the anticipated impact of the contract index law, legislating conversion of all U.S. dollar debts to Argentine pesos on a one to one basis, representing forced conversion of a portion of the Corporation’s U.S. dollar assets in Argentina.

In January 2002, the Government of Argentina cancelled the long-standing convertibility law of one Argentina peso for one U.S. dollar. In its place, the Government created a “commercial peso” to be exchanged at 1.40 pesos for one U.S. dollar, and a “free floating peso”. Subsequently, the government announced that the commercial peso would only be used to convert U.S. dollar bank deposits and all remaining transactions and balances would be based on a free-floating system. The Government also passed legislation referred to as the “contract index law”, which resulted in an initial payment on a one U.S. dollar equals one Argentine peso basis for all U.S. dollar denominated monetary balances including working capital items.

The conditions which caused these events to occur in January 2002, existed at the December 31, 2001 balance sheet date and the financial results for the December 31, 2001 period were adjusted accordingly.

5.  SEGMENTATION
The Corporation’s activities are divided geographically and then by functional area into five reportable segments. The four operating segments are North America Wholesale, North America Retail, South America Wholesale and South America Retail. Wholesale comprises the production and sales of the three primary nutrients: nitrogen, phosphate and potash. Retail comprises the sale of fertilizers, chemicals, seed, custom application services and agronomic consulting. The fifth segment is Other, which includes corporate overhead and inter-segment eliminations. Net sales between segments and countries are accounted for at prices which approximate fair market value.

64     Financial Statements and Notes

SEGMENTED NET SALES, EXPENSES, NET WORKING CAPITAL, CAPITAL ASSETS, TOTAL ASSETS AND CAPITAL EXPENDITURES

	North America		South America

2002	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales – external customers	$1,094	$849	$60	$80	$–	$2,083

Net sales – internal customers	78	–	4	–	(82)	–

Total net sales	1,172	849	64	80	(82)	2,083

Cost of product	976	593	28	50	(83)	1,564

Gross profit	196	256	36	30	1	519

Expenses:

Selling, general and administrative	24	191	4	8	19	246

Depreciation, depletion and amortization	102	20	18	1	7	148

Royalties and other taxes	13	5	–	–	1	19

Other (income) expense	17	(12)	4	4	25	38

Argentine charges – Peso translation	–	–	14	–	–	14

Argentine charges – U.S. dollar forced conversion	–	–	(2)	(8)	–	(10)

Earnings (loss) before interest expense and income taxes	$40	$52	$(2)	$25	$(51)	$64

Net working capital	$310	$71	$(23)	$47	$(87)	$318

Capital assets	$1,032	$96	$248	$6	$18	$1,400

Total assets	$1,515	$326	$314	$64	$(50)	$2,169

Capital expenditures	$41	$10	$–	$–	$1	$52

	North America		South America

2001	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales – external customers	$1,086	$831	$63	$83	$–	$2,063

Net sales – internal customers	74	–	8	–	(82)	–

Total net sales	1,160	831	71	83	(82)	2,063

Cost of product	925	574	43	58	(84)	1,516

Gross profit	235	257	28	25	2	547

Expenses:

Selling, general and administrative	33	193	7	16	19	268

Depreciation, depletion and amortization	96	20	13	5	7	141

Royalties and other taxes	16	5	–	–	1	22

Other (income) expense	26	(12)	4	3	15	36

Argentine charges – Peso translation	–	–	20	–	–	20

Argentine charges – U.S. dollar forced conversion	–	–	2	27	–	29

Earnings (loss) before interest expense and income taxes	$64	$51	$(18)	$(26)	$(40)	$31

Net working capital	$267	$37	$(30)	$45	$(196)	$123

Capital assets	$1,087	$106	$262	$15	$24	$1,494

Total assets	$1,625	$316	$346	$73	$14	$2,374

Capital expenditures	$126	$14	$18	$3	$3	$164

Financial Statements and Notes     65

Notes to the Consolidated
Financial Statements

	North America		South America

2000	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales – external customers	$982	$815	$7	$69	$–	$1,873

Net sales – internal customers	63	–	5	–	(68)	–

Total net sales	1,045	815	12	69	(68)	1,873

Cost of product	767	568	10	50	(69)	1,326

Gross profit	278	247	2	19	1	547

Expenses:

Selling, general and administrative	30	186	4	14	19	253

Depreciation, depletion and amortization	71	20	1	5	10	107

Royalties and other taxes	14	4	–	–	1	19

Other (income) expense	(3)	(10)	1	1	16	5

Earnings (loss) before interest expense and income taxes	$166	$47	$(4)	$(1)	$(45)	$163

Net working capital	$205	$81	$(144)	$73	$(206)	$9

Capital assets	$1,061	$112	$256	$27	$28	$1,484

Total assets	$1,557	$340	$328	$120	$26	$2,371

Capital expenditures	$94	$17	$62	$1	$5	$179

NET SALES AND GROSS PROFIT BY BUSINESS SEGMENT AND PRODUCT LINE

	2002			2001			2000

	Net	Cost of	Gross	Net	Cost of	Gross	Net	Cost of	Gross
	Sales	Product	Profit	Sales	Product	Profit	Sales	Product	Profit

North America Wholesale

Nitrogen

Ammonia	$242	$222	$20	$323	$239	$84	$246	$173	$73

Urea	330	292	38	304	253	51	299	216	83

Other	140	135	5	150	135	15	92	76	16

	712	649	63	777	627	150	637	465	172

Phosphate	239	202	37	179	173	6	196	177	19

Potash	158	91	67	138	80	58	151	81	70

Sulphate and other products	63	34	29	66	45	21	61	44	17

	1,172	976	196	1,160	925	235	1,045	767	278

North America Retail

Fertilizers	366	265	101	386	278	108	352	254	98

Chemicals	361	266	95	336	245	91	358	267	91

Other products and services	122	62	60	109	51	58	105	47	58

	849	593	256	831	574	257	815	568	247

South America Wholesale

Nitrogen	61	26	35	68	41	27	–	–	–

Other products and services	3	2	1	3	2	1	12	10	2

	64	28	36	71	43	28	12	10	2

South America Retail

Fertilizers	53	31	22	57	38	19	47	32	15

Other products and services	27	19	8	26	20	6	22	18	4

	80	50	30	83	58	25	69	50	19

Other	(82)	(83)	1	(82)	(84)	2	(68)	(69)	1

Total	$2,083	$1,564	$519	$2,063	$1,516	$547	$1,873	$1,326	$547

66     Financial Statements and Notes

NET SALES BY MARKET DESTINATION AND ASSETS BY COUNTRY

	2002			2001			2000

	Net	Capital		Net	Capital		Net	Capital
	Sales	Assets	Goodwill	Sales	Assets	Goodwill	Sales	Assets	Goodwill

Canada	$403	$522	$–	$383	$545	$–	$423	$586	$–

United States	1,425	623	–	1,385	673	45	1,249	615	49

Argentina	118	255	–	121	276	–	76	283	–

Other	137	–	–	174	–	–	125	–	–

	$2,083	$1,400	$–	$2,063	$1,494	$45	$1,873	$1,484	$49

6.  INCOME TAXES
The significant components of future income tax assets and liabilities at December 31 are as follows:

	2002	2001

Loss carryforwards expiring through 2011	$111	$36

Site restoration and reclamation	32	30

Financial reserves and accruals	17	13

Employee future benefits	15	12

Intangible assets	13	–

Debt retirement and other financing	5	5

Other	–	3

Future income tax assets before valuation allowance	193	99

Valuation allowance	(65)	(1)

Future income tax assets, net of valuation allowance	128	98

Depreciation, depletion and amortization	243	228

Deferred income	24	13

Other	24	19

Future income tax liabilities	291	260

Net future income tax liabilities	$163	$162

Financial Statements and Notes     67

Notes to the Consolidated
Financial Statements

The major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rate of 43 percent (2001 – 44 percent; 2000 – 45 percent) were the following:

	2002	2001	2000

Earnings (losses) before income tax:

Canadian	$(35)	$(22)	$48

Foreign	31	(21)	78

	$(4)	$(43)	$126

Statutory rate	43%	44%	45%

Income tax at statutory rates	(2)	(19)	57

Differences in foreign tax rates	(10)	(10)	(15)

Manufacturing and processing allowance	6	5	(2)

Argentine peso translation and U.S. dollar forced conversion	2	22	–

Resource Royalties and Allowances	1	4	3

Other	(1)	–	1

Income tax provision	$(4)	$2	$44

Current:

Canadian	$(4)	$26	$(5)

Foreign	(17)	2	14

	(21)	28	9

Future:

Canadian	–	(33)	27

Foreign	17	7	8

	17	(26)	35

	$(4)	$2	$44

7. EARNINGS (LOSS) PER SHARE
The following table summarizes the computation of net earnings (loss) per share:

	2002	2001	2000

Numerator:			Restated (e)
Net earnings (loss)	$–	$(45)	$82

Preferred securities charges net of tax(a)	(11)	(12)	(9)

Numerator for basic earnings (loss) per share	(11)	(57)	73

Preferred securities charges net of tax(a)	–	–	9

Numerator for diluted earnings (loss) per share	$(11)	$(57)	$82

Denominator:
Weighted average denominator for basic common shares	123	115	112

Dilutive instruments:

Stock options using the treasury stock method(b)	–	–	1

Preferred securities converted to common shares
$175-million, eight percent(b),(c)	–	–	18

$50-million, six percent(b),(d)	–	–	1

Denominator for diluted earnings (loss) per share	123	115	132

Basic earnings (loss) per share	$(0.08)	$(0.49)	$0.65
Diluted earnings (loss) per share	$(0.08)	$(0.49)	$0.62

68     Financial Statements and Notes

(a) PREFERRED SECURITIES CHARGES NET OF TAX
Under Canadian GAAP the preferred securities (note 18) are considered senior equity instruments and the preferred securities charges that are charged to retained earnings are deducted from net earnings (loss) for the computation of basic earnings (loss) per share. For diluted earnings (loss) per share, these preferred securities charges are added back when the impact of the senior equity instrument is dilutive to basic earnings (loss) per share.

(b) ANTI-DILUTION
The Corporation excludes potential common share equivalents from the calculation of diluted earnings (loss) per share when these instruments are considered anti-dilutive.

(c) $175-MILLION, UNSECURED EIGHT PERCENT REDEEMABLE PREFERRED SECURITIES
The conversion of this series of preferred securities is based on the average trading price of the Corporation’s common shares during the period.

(d) $50-MILLION, SIX PERCENT CONVERTIBLE PREFERRED SECURITIES
This series of preferred securities is convertible to common shares at the fixed conversion price of $11.9677 per common share.

(e) THE TREASURY STOCK METHOD
Under the treasury stock method all options with an average share price less than or equal to the average share price during the period are considered outstanding. The Corporation adopted the treasury stock method in 2001 and restated prior periods resulting in diluted earnings per share of $0.62 for 2000 compared to fully diluted earnings per share of $0.63.

8. ACQUISITION
In 2000, the Corporation acquired the Alaskan nitrogen facility and related U.S. West Coast assets. Consideration paid consisted of $50-million principal amount of six percent convertible preferred securities, 2.6 million of the Corporation’s common shares valued at $25-million, and $246-million in cash. In addition, the Corporation granted a right to receive contingent consideration in the form of an Earn-out (note 21).

Concurrent with the purchase, the Corporation sold certain storage assets acquired for proceeds of approximately $16-million. The net acquisition has been accounted for under the purchase method of accounting with the net assets acquired and liabilities assumed included in the balance sheet as at September 30, 2000, and results from operations included in the Corporation’s financial statements from that date.

NET ASSETS ACQUIRED:

Current assets	$99

Current liabilities	(23)

Working capital	76

Tangible capital assets	286

Site restoration and reclamation	(41)

Consideration paid	$321

Transaction expenses	10

Disposition of non-core assets	(16)

Total net assets	$315

Payments under the Earn-out arrangement are capitalized as part of the capital assets and are amortized over the remaining life of the assets. During 2002, nil (2001 – $19-million) was capitalized as Earn-out amounts.

Financial Statements and Notes     69

Notes to the Consolidated
Financial Statements

9. ACCOUNTS RECEIVABLE

	2002	2001

North America Wholesale

Trade accounts	$91	$102

Allowance for doubtful accounts	(1)	(1)

Rebates and other non-trade accounts	4	20

	94	121

North America Retail

Trade accounts	41	41

Allowance for doubtful accounts	(7)	(7)

Rebates and other non-trade accounts	21	14

	55	48

South America Wholesale	5	9

South America Retail

Trade Accounts	43	46

Allowance for doubtful accounts	(12)	(8)

	31	38

Other	2	2

	$187	$218

On an ongoing basis, certain of the Corporation’s U.S. subsidiaries sell their accounts receivable balances net of allowances to a subsidiary of the Corporation. The subsidiary has an agreement to sell to a financial institution, on an ongoing basis, an undivided percentage interest in this designated pool of receivables, on a non-recourse basis, in an amount not to exceed $125-million. The Corporation has granted a security interest to the financial institution in the remaining receivables held by the subsidiary. The fees and expenses are calculated based on the receivables sold and the prevailing commercial paper rate. The agreement expires in December 2007 and may be terminated earlier.

Servicing of the receivables sold is performed by a U.S. subsidiary of the Corporation which charges a fee of 2 percent of the pool balance.

Receivables sold at December 31, were as follows:

	2002	2001

North America Wholesale	$34	$21

North America Retail	80	83

	$114	$104

Average monthly receivables sold, fees and expenses incurred on this program for the year ended December 31, were as follows:

	2002	2001

North America Wholesale	$23	$30

North America Retail	75	68

	$98	$98

Fees and expenses paid	$3	$4

70     Financial Statements and Notes

10. INVENTORIES

	2002	2001

North America Wholesale

Fertilizers	$110	$172

Operating supplies	67	70

Raw materials	24	26

	201	268

North America Retail

Fertilizers	47	51

Chemicals	70	63

Other	15	7

	132	121

South America Wholesale	7	6

South America Retail	13	5

	$353	$400

Wholesale – Fertilizers include the Corporation’s produced product as well as work in process. Operating supplies include catalysts used in the wholesale production process, materials used for maintenance and repairs and other supplies. Raw materials consist primarily of phosphate rock, which has been mined but not used in the production process. Inventories include storage and transportation costs to move the product from production facilities to storage locations.

Retail – The cost of fertilizer, seed and chemical inventories represents the purchase price plus transportation costs to move the product to the farm centre.

11. CAPITAL ASSETS

	2002			2001

		Accumulated			Accumulated
		Depreciation,	Net		Depreciation,	Net
		Depletion and	Book		Depletion and	Book
	Cost	Amortization	Value	Cost	Amortization	Value

Land	$28	$–	$28	$28	$–	$28

Buildings and improvements	305	132	173	303	119	184

Building under capital lease	15	3	12	15	2	13

Machinery and equipment	2,007	865	1,142	2,004	790	1,214

Resource properties	39	21	18	39	18	21

Construction in progress	27	–	27	34	–	34

	$2,421	$1,021	$1,400	$2,423	$929	$1,494

Included in capital assets is interest capitalized during 2002 of nil (2001 – $1-million; 2000 – $20-million).

12. OTHER ASSETS

	2002	2001

South America value-added tax and other costs	$49	$73

Receivable under environmental indemnity agreements	–	11

Long-term receivables	10	20

Long-term investments	13	13

Other	13	15

	$85	$132

Financial Statements and Notes     71

Notes to the Consolidated
Financial Statements

The long-term portions of value-added taxes are related to the investment in South America Retail and the Corporation’s share of Profertil. Value-added tax assets are accumulated on the balance sheet as costs are incurred and are recovered against future value-added taxes collected by the Corporation and due to the government.

13. GOODWILL

	2002	2001

Cost	$–	$67

Accumulated amortization	–	22

	$–	$45

Effective January 1, 2002, the Corporation adopted the new accounting standard for goodwill. This standard requires that goodwill be subject to an annual impairment test rather than being amortized. In 2002, the Corporation completed the transitional impairment test using a discounted cash flow method for the reporting unit that includes goodwill. The results of the test indicated that goodwill recorded in the Corporation’s phosphate business, which was included in the reportable segment entitled “North America Wholesale”, was impaired. The amount of the impairment represented the entire goodwill balance of $45-million or $29-million net of tax. The resulting impairment loss has been recognized as a change in accounting policy and charged to retained earnings as of January 1, 2002.

Included in depreciation, depletion and amortization in the statement of operations for 2002 is amortization of goodwill of nil (2001 – $4-million; 2000 – $3-million).

14. BANK INDEBTEDNESS

	2002	2001

$225-million credit facility(a)	$–	$186

$56-million credit facility(b)	–	20

Profertil(c)	1	5

	$1	$211

The weighted average interest rate for bank indebtedness in 2002 was six percent (2001 – five percent; 2000 – eight percent).

(a) AGRIUM INC.
The Corporation has a $225-million, 364-day syndicated revolving credit facility due in May 2003. Concurrent with the new share issue (note 18), this facility was reduced from $300-million. This facility contains a 1.5-year term-out provision exercisable at the Corporation’s option. Under this option the Corporation can convert the facility into a term lending arrangement following expiration of the 364-day revolving period. Agrium U.S. Inc., a subsidiary of the Corporation, guarantees this facility. Interest rates are at either LIBOR plus a spread, bankers’ acceptance rate plus a spread or a base rate established by the bank plus variable spreads, at the election of the Corporation. The loan agreements require the Corporation to maintain certain financial ratios and other covenants.

(b) AGRIUM U.S. INC.
The Corporation’s wholly owned subsidiary, Agrium U.S. Inc., has a base revolving credit facility of up to $56-million, which expires December 4, 2004. Concurrent with the new share issue (note 18), this facility was reduced from $75-million. This facility is guaranteed by the Corporation and requires the Corporation to maintain certain financial ratios and other covenants.

(c) PROFERTIL
Profertil completed a bridge financing of up to $285-million which was repaid with proceeds from the non-recourse syndicated 10-year term credit agreement (note 16(e)) in March 2001.

Profertil utilizes limited short-term borrowings from Argentine financial institutions at prevailing interest rates to fund working capital requirements.The Corporation’s share of amounts outstanding was $1-million at December 31, 2002 (2001 – $5-million).

72     Financial Statements and Notes

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2002	2001

North America Wholesale

Trade	$59	$55

Customer rebates	10	11

Accrued liabilities	105	112

	174	178
North America Retail

Trade	94	98

Accrued liabilities	26	29

	120	127
South America Wholesale	5	6

South America Retail	8	7

Other

Accrued interest payable	14	13

Dividends payable	7	6

Accrued liabilities	12	12

	33	31

	$340	$349

16. LONG-TERM DEBT

	2002	2001

Unsecured

6.86% senior notes due December 29, 2003 to 2007(a)	$75	$75

7.06% senior notes due December 29, 2004 to 2010(b)	100	100

7% notes due February 1, 2004(c)	75	75

7.7% debentures due February 1, 2017(c)	100	100

7.8% debentures due February 1, 2027(c)	125	125

8.25% debentures due February 15, 2011(c)	125	125

Secured

Capital lease obligation(d)	14	14

Profertil – non-recourse(e)	140	145

Profertil – other	5	8

Other	2	2

	761	769
Principal repayments due within one year	25	7

	$736	$762

(a) The notes have five equal annual principal repayments commencing December 29, 2003. These notes are guaranteed by Agrium U.S. Inc., a subsidiary of the Corporation, and require the Corporation to maintain certain financial ratios and other covenants.

(b) The notes have seven equal annual principal repayments commencing December 29, 2004. These notes are guaranteed by Agrium U.S. Inc., a subsidiary of the Corporation, and require the Corporation to maintain certain financial ratios and other covenants.

(c) These notes and debentures require the Corporation to meet certain financial ratios and other covenants.

(d) The capital lease obligation is comprised of the corporate head office building lease (note 11), which is denominated in Canadian dollars, bears interest at seven percent and expires in March 2019. Total payments, including principal and interest, to be paid over the remainder of the lease are $24-million, of which $10-million represents interest. Annual payments in each of the next five years are included in note 20.

Financial Statements and Notes     73

Notes to the Consolidated
Financial Statements

(e) In 2000, Profertil entered into a syndicated term credit facility, the majority of which was drawn in March 2001, to repay the $285-million bridge financing facility that expired in March 2001. The Corporation’s share of amounts outstanding under the Credit Agreement at December 31, 2002, is $140-million of which $9-million is repayable within one year. At December 31, 2002, amounts outstanding under the credit agreement are broken into tranches of $81-million, $71-million and $128-million, of which the Corporation’s share is 50 percent. The two smaller tranches accrue interest at the LIBOR rate plus a spread. The $128-million tranche accrues interest at a fixed rate. Principal plus accrued interest is repayable in 18 semi-annual installments. The facility matures December 31, 2010.

This facility became non-recourse to the Profertil joint venture partners once completion guarantees on the facility had been released on November 30, 2001. The Corporation has pledged its shares in Profertil to the bank as security in the event of default. The joint venture partners have also entered into an agreement which limits the transfer of the ownership interests in Profertil for a period of six years commencing from the completion date, which was November 30, 2001.

17. OTHER LIABILITIES

	2002	2001

Site restoration and reclamation(a)	$94	$90

Employee future benefits(b)

Pensions	14	10

Other post-retirement benefits	26	23

Other	6	4

	$140	$127

(a) SITE RESTORATION AND RECLAMATION
During 2002, the Corporation accrued $10-million (2001 – $8-million; 2000 – $46-million) for anticipated future expenditures.

Expenditures relating to restoration and reclamation were $6-million in 2002 (2001 – $3-million) and were expensed or charged against provisions recorded in previous years.

(b) EMPLOYEE FUTURE BENEFITS
The Corporation maintains both defined benefit and defined contribution pension plans in Canada and in the United States, which are both contributory and non-contributory with regard to participants. The majority of employees are members of defined contribution pension plans. The Corporation also maintains certain contributory health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either years of service and compensation or a rated amount for each year of service. The employee future benefit costs are determined annually by independent actuaries and include current service costs and a provision for the amortization of prior service costs. Employee future benefit costs for current service are charged to earnings in the year incurred. The liability for past service is charged to earnings over the remaining service lives of the employees.

The Corporation has additional defined benefit and defined contribution retirement income plans for senior management, which are non-contributory and provide a supplementary pension benefit. The plans are provided for by annual charges to earnings sufficient to meet the projected benefit obligations.

74     Financial Statements and Notes

The components of net employee future benefits expense for the Corporation’s defined benefit plans are computed actuarially as follows:

	2002	2001	2000

Defined benefit plans

Service cost for benefits earned during the year	$4	$3	$3

Interest cost on projected benefit obligations	7	6	5

Expected return on plan assets	(6)	(5)	(5)

Net amortization and deferral	1	–	1

Net expense	6	4	4

Post-retirement plans

Service cost for benefits earned during the year	2	1	1

Interest cost on projected benefit obligations	2	2	2

Net expense	4	3	3

Defined contribution plans	7	7	7

Total expense	$17	$14	$14

Significant actuarial assumptions used in calculating the net pension expense for the Corporation’s defined benefit plans were as follows:

	2002	2001	2000

(percent)

Pension plans

Discount rate	7	7	7

Long-term rate of return on assets	8	8	8

Rate of increase in compensation levels	4	5	5

Other post-retirement plans

Discount rate	7	7	7

Health care cost trend rate	8	8	8

If the health care cost trend rate was increased or decreased by one percent, the accumulated post-retirement benefit obligation and the aggregate of service and interest cost would increase or decrease by $3-million, respectively.

Financial Statements and Notes     75

Notes to the Consolidated
Financial Statements

The changes in accumulated benefit obligations and change in plan assets for the defined benefit pension and post-retirement benefits are outlined as follows:

				Post-retirement
	Pension Plans			Benefit Plans

	2002	2001	2000	2002	2001	2000

Change in benefit obligations

Balance, beginning of year	$96	$81	$77	$23	$23	$21

Foreign exchange on Canadian obligations	–	(4)	–	–	–	–

Interest and service cost	11	9	8	4	3	3

Acquisitions	–	–	3	–	–	–

Actuarial loss (gain)	3	5	(3)	5	(2)	(1)

Transfer from CAI Retirement Plan(a)	–	10	–	–	–	–

Benefits paid	(5)	(5)	(4)	(1)	(1)	–

Balance, end of year	$105	$96	$81	$31	$23	$23

Change in plan assets

Fair value, beginning of year	$76	$78	$73	$–	$–	$–

Foreign exchange on Canadian assets	–	(3)	–	–	–	–

Actual return on plan assets	(4)	(6)	6	–	–	–

Employer contributions	–	2	5	–	–	–

Transfer from CAI Retirement Plan(a)	–	10	–	–	–	–

Benefits paid	(5)	(5)	(6)	–	–	–

Fair value, end of year	$67	$76	$78	$–	$–	$–

Unfunded status(b)	38	20	3	31	23	23

Unrecognized net loss	(26)	(12)	2	(5)	–	–

Accrued employee future benefits	$12	$8	$5	$26	$23	$23

Other assets – prepaid employee future benefits	$(2)	$(2)	$–	$–	$–	$–

Other liabilities – employee future benefits liability	14	10	5	26	23	23

	$12	$8	$5	$26	$23	$23

(a) The assets and liabilities attributable to benefits accrued prior to May 1, 1993, under the Cominco American Incorporated Plan (CAI) were transferred to the Corporation in 2001. These assets and liabilities were part of the spin-off of the fertilizer assets that formed the initial public offering to create the Corporation in 1993.

(b) During 2002, the Corporation replaced the form of security provided on some of its defined benefit pension plans from cash to a letter of credit resulting in a refund of contributions.

The plans’ assets consist primarily of corporate equities, corporate and government bonds and debentures and cash.

76     Financial Statements and Notes

18. SHARE CAPITAL

	2002		2001		2000

	Shares	Amount	Shares	Amount	Shares	Amount

Common shares (millions)

Issued and outstanding, beginning of year	115	$376	115	$375	112	$347

Shares issued, net of issuance costs	11	106	–	–	–	–

Issued on exercise of stock options	–	2	–	1	–	3

Shares issued on acquisition	–	–	–	–	3	25

Issued and Outstanding, end of year	126	$484	115	$376	115	$375

Preferred securities (millions)

Issued and outstanding, beginning of year	9	$221	9	$221	7	$171

Securities issued on acquisition	–	–	–	–	2	50

Issued and Outstanding, end of year	9	$221	9	$221	9	$221

Total	135	$705	124	$597	124	$596

In March 2002, the Corporation issued 11.2 million common shares at $9.85 per common share. The total proceeds from the issue, net of expenses, were $106-million, and were used to pay down bank indebtedness. Concurrent with this financing, the Corporation’s revolving credit facilities were reduced from $375-million to $281-million and certain related covenants were amended.

The Corporation has two classes of preferred securities issued and outstanding:

(a) $175-MILLION, UNSECURED EIGHT PERCENT REDEEMABLE PREFERRED SECURITIES DUE JUNE 30, 2047
The charges on these securities are payable quarterly in arrears and the Corporation has the right to defer the charges for up to 20 consecutive quarterly periods, subject to certain restrictions. The preferred securities are redeemable at the option of the Corporation, in whole or in part, on or after April 22, 2003, at the principal amount plus accrued and unpaid charges (the redemption price) to the date of redemption.

(b) $50-MILLION, SIX PERCENT CONVERTIBLE PREFERRED SECURITIES DUE SEPTEMBER 30, 2030
This class was issued on September 29, 2000, in connection with the acquisition of the Alaskan nitrogen facility and related U.S. West Coast assets. The preferred securities are convertible at the discretion of the holder into the Corporation’s common shares at a conversion price of $11.9677 per common share. The Corporation has the right to defer, at any time subject to certain conditions, payments of charges on the securities by extending the payment period for up to 20 consecutive quarterly periods. The Corporation may redeem the securities, in whole but not in part, at any time on or after September 30, 2003, at a redemption price equal to 103 percent of the principal amount of the securities plus accrued and unpaid charges.

The Corporation has the right to issue common shares and use the proceeds to settle the deferred charges, principal and redemption payments and consequently, both the eight percent redeemable preferred securities and six percent convertible preferred securities are classified as equity under Canadian GAAP.

Financial Statements and Notes     77

Notes to the Consolidated
Financial Statements

19. STOCK-BASED COMPENSATION
The Corporation offers stock options, stock appreciation rights (SARs) and deferred share units (DSUs) to employees and Directors as part of compensation for services rendered.

STOCK OPTIONS
The Corporation has a stock option plan under which the Board of Directors may grant options to acquire common shares to its officers and employees. At December 31, 2002, the Board of Directors was authorized to grant options on up to approximately 11 million (2001 – nine million; 2000 – nine million) common shares on which approximately nine million (2001 – eight million; 2000 – seven million) options had been granted. The exercise price of each option equals the market price of the Corporation’s common shares on the last business day prior to the date of grant and an option’s maximum term is 10 years. Options are granted throughout the year and vest and become exercisable equally over a four-year period, commencing one year after the grant date. In addition, under this plan the Board of Directors has resolved to grant options to officers of the Corporation on the basis of one option for each common share acquired by the officer in the open market, to a maximum of 100,000 options per officer, with the exercise price of each option equal to the purchase price paid for the original share. These options lapse if the participant does not hold 100 percent of the purchased shares on the first anniversary date, 75 percent on the second anniversary date, 50 percent on the third anniversary date and 25 percent on the fourth anniversary date.

Stock option transactions for the respective years were as follows:

	2002		2001		2000

		Weighted Avg.		Weighted Avg.		Weighted Avg.
	Options	Exercise	Options	Exercise	Options	Exercise
	Outstanding	Price	Outstanding	Price	Outstanding	Price
	(millions)	(Cdn. $)	(millions)	(Cdn. $)	(millions)	(Cdn. $)

Outstanding, beginning of year	8	$16.20	7	$15.52	6	$16.40

Granted	1	15.89	1	20.21	1	12.47

Exercised	–	10.82	–	13.05	–	16.38

Cancelled	–	18.52	–	18.52	–	17.43

Outstanding, end of year	9	$16.21	8	$16.20	7	$15.52

Exercisable, end of year	6	$16.34	5	$16.44	4	$17.11

FAIR VALUE OF STOCK OPTION COMPENSATION
The following is the pro forma net earnings (loss) and basic earnings (loss) per share amounts had the Corporation charged the fair value of stock based compensation to net earnings (loss) in each period:

	2002		2001		2000

(millions of U.S. dollars, except per share amounts)	As Reported	Proforma	As Reported	Proforma	As Reported	Proforma

Net earnings (loss)	$–	$(6)	$(45)	$(51)	$82	$74

Earnings (loss) per common share

Basic	$(0.08)	$(0.14)	$(0.49)	$(0.54)	$0.65	$0.58

The fair value of these options has been estimated using a Black Scholes option pricing model and based on the following assumptions:

	2002	2001	2000

Dividend yield	0.6%	0.5%	0.9%

Expected stock price volatility	30%	38%	42%

Risk-free interest rate	5%	6%	6%

Expected life of the options (years)	10	10	10

The weighted average fair value price per share of options granted in the years indicated was as follows: 2002 – Cdn. $7.87; 2001 – Cdn. $11.25; and 2000 – Cdn. $7.06.

78     Financial Statements and Notes

The following table summarizes stock options outstanding and exercisable under the plan at December 31, 2002:

	Options Outstanding			Options Exercisable

Range of	Number	Weighted Avg.	Weighted Avg.	Number	Weighted Avg.
Exercise	Outstanding	Remaining	Exercise	Exercisable	Exercise
Prices	At Year End	Contractual Life	Price	At Year End	Price
(Cdn. $)	(millions)	(years)	(Cdn. $)	(millions)	(Cdn. $)

Less than 11.85	1	6	11.25	1	10.86

11.86 to 12.85	1	5	12.06	1	12.05

12.86 to 13.85	1	6	13.14	–	13.12

13.86 to 14.85	–	8	14.04	–	14.03

14.86 to 15.85	–	7	15.22	–	15.27

15.86 to 16.85	1	9	15.92	–	16.24

16.86 to 17.85	–	7	17.52	–	17.51

17.86 to 18.85	2	4	18.65	2	18.65

18.86 to 20.50	1	5	19.17	1	19.17

20.51 to 22.15	2	7	20.59	1	20.67

1.92 to 22.15	9	6	16.21	6	16.34

SHAREHOLDERS’ RIGHTS PLAN
The Corporation has a shareholders’ rights plan under which one right is issuable for each outstanding common share. The rights remain attached to the shares and are not exercisable until the occurrence of certain designated events.

STOCK APPRECIATION RIGHTS
The Corporation has a SARs plan whereby each eligible employee is granted SARs, which provide for payment of a cash award based upon the appreciation in value of the Corporation’s common shares. The payment is based on the Corporation’s common stock price reaching certain guaranteed levels for 20 consecutive trading days on the New York Stock Exchange over a five-year term expiring on May 4, 2004. The employees receive cash for the SARs equal to their intrinsic value, being the difference between the SARs base price and their market value at the time the specified level is achieved.

For periods up to and including December 31, 2002, the target prices on the SARs have been above the market price of the Corporation’s common shares and thus no payments were required under the plan. An expense will be recorded when the market price of the stock exceeds the price associated with payment.

SAR transactions for the respective years were as follows:

	2002		2001		2000

	SARs		SARs		SARs
	Outstanding	Weighted Avg.	Outstanding	Weighted Avg.	Outstanding	Weighted Avg.
	(millions)	Issue Price	(millions)	Issue Price	(millions)	Issue Price

Outstanding, beginning of year	2	$9.51	1	$9.01	1	$8.94

Granted	–	9.66	1	11.36	–	10.00

Cancelled	--	9.41	–	–	–	–

Outstanding, end of year	2	$9.53	2	$9.51	1	$9.01

The potential expense, based on SARs outstanding at December 31, 2002, would be $2-million if the share price reached $15, an additional $5-million if the share price reached $22.50, an additional $10-million if the share price reached $33.75 and an additional $17-million if the share price reached $50.

Financial Statements and Notes     79

Notes to the Consolidated
Financial Statements

DIRECTOR’S DEFERRED SHARE UNIT PLANS
The Corporation has two DSUs plans. Under the first plan Directors of the Corporation can elect to have a portion or all of their remuneration paid in DSUs. The number of DSUs issued is calculated by dividing the Director’s remuneration by the fair market value of the Corporation’s common shares on the conversion date.

Effective May 8, 2002, the Corporation implemented a DSU Plan for Directors permitting grants in the discretion of the Board of Directors. Under this plan a specified number of DSUs may be granted to each director, upon the approval of the Board of Directors.

Under both plans, the DSUs are fully vested upon being granted but are not payable until departure from the Board. The issue amount and subsequent changes in the common share price in relation to the DSUs issue price will be recorded as compensation expense and included in selling, general and administrative expenses.

As of December 31, 2002, the fair value of the DSUs outstanding was less than $1-million.

20. COMMITMENTS

	2003	2004	2005	2006	2007

Operating expenses

Operating commitments	$37	$31	$30	$22	$18

Natural gas commitments	492	92	89	84	84

Power, sulfuric acid and other payments	34	23	23	23	22

Profertil natural gas and other	25	25	25	25	25

	588	171	167	154	149

Other

Long-term debt and capital lease repayments	25	120	49	51	54

Total	$613	$291	$216	$205	$203

The operating commitments consist primarily of short-term leases for rail cars and contractual commitments at distribution facilities in North America Wholesale, vehicles and application equipment in North America Retail and office equipment and property leases throughout the Corporation’s operations. The commitment represents the minimum payments in each of the next five years under each agreement. Operating lease payments expensed in 2002 were $28-million (2001 – $23-million; 2000 – $25-million).

The Corporation has also entered into a number of agreements with suppliers to guarantee supply of raw materials required in the production processes at its wholesale facilities. Amongst these are long-term fixed base-price natural gas and co-generation power agreements at the Kenai, Alaska, Profertil and Carseland facilities, which are included in the commitments, based on the minimum obligations under these contracts. Additionally, the Corporation’s minimum commitments for North American natural gas purchases not under fixed base-price contracts are calculated using the prevailing New York Mercantile Exchange (NYMEX) forward prices at December 31, 2002 adjusted for transportation differentials to each production facility.

The Kenai facility has a natural gas purchase contract with a supplier that expires July 1, 2009. The delivery price formula is based on a fixed price that is adjusted by the previous year’s average spot U.S. Gulf Coast ammonia price. The adjustment is made on July 1 each year if the average ammonia price exceeds or drops below defined Gulf Coast ammonia prices set in the agreement for the previous 12 months; otherwise only the base price applies for the next year. The amounts payable under this contract are in dispute (note 21).

The Corporation entered into a power co-generation agreement for its Carseland facility in 2001 that expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 mega watts of power per hour (MWh) for the first ten years of the agreement and 20 MWh for the remainder of the term. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.

80     Financial Statements and Notes

Profertil has three 12-year natural gas purchase contracts. One is with the other 50-percent partner in the Profertil joint venture. The contracts are fixed base-price agreements where the base-price for natural gas is adjusted by the quarterly average of Free On Board Caribbean granulated urea in U.S. dollars per short ton and the quarterly average of West Texas Intermediate U.S. dollars per barrel.

The Corporation has entered into an agreement to deliver a minimum of 70,000 tonnes of purified phosphoric acid annually from its Conda, Idaho, facility. The agreement expires December 31, 2016.

21. CONTINGENCIES
CONTINGENT PURCHASE PRICE
As part of the Alaskan nitrogen facility and related U.S. West Coast assets acquisition, the Corporation granted to Union Oil Company of California (Unocal) a right to receive an Earn-out payment pursuant to which Unocal is entitled to receive a payment for each of the six years following the September 30, 2000 closing of the acquisition. The payment is equal to 35 percent of the amount by which certain industry-recognized price commodity indices for ammonia and urea exceed certain forecasted prices for such commodities based on production capacity volumes of the Alaska production facilities acquired from Unocal.

At December 31, 2002, the Corporation’s financial statements include $8-million payable to Unocal under this arrangement. This amount is included in accounts payable and accrued liabilities and is recorded as part of the cost to acquire the Alaskan nitrogen facility and related U.S. West Coast assets included in capital assets.

The Corporation has withheld payment of the $8-million from Unocal on the basis that this liability has been set off against other amounts currently owing by Unocal and is under dispute. At December 31, 2001, the Corporation’s financial statements included $19-million with respect to this dispute. This amount was legally offset in the year by certain receivables due to the Corporation that are unrelated to the Earn-out. While the Corporation has accrued this amount, it believes that no payment is due to Unocal in the event that Unocal cannot meet its obligation under the Alaskan gas contract. The parties also disagree on the calculation of the Earn-out to the extent of $9-million based on different views of the application of a reference price adjustment factor.

On June 10, 2002 the Corporation filed a lawsuit against Unocal seeking compensatory damages and restitution, punitive damages, and certain declaratory relief relating to gas supply, the Earn-out, and environmental matters. Unocal contemporaneously filed suit against the Corporation claiming damages for breach of contract for non-payment of the Earn-out in 2001.

SITE RESTORATION AND RECLAMATION
The Corporation has contingent liabilities in respect of existing operations and discontinued mining activities of predecessor corporations. These liabilities are the subject of ongoing study and negotiation with various regulatory authorities. The amounts are not reasonably estimable at this time.

LITIGATION
The Corporation, in the normal course of business, is subject to legal proceedings being brought against it and its subsidiaries. The amounts are not reasonably estimable, due to uncertainty as to the final outcome and management does not believe these proceedings in aggregate will have a material adverse effect on the Corporation’s consolidated financial position or results of operations.

22. FINANCIAL INSTRUMENTS
The Corporation is subject to the risks and uncertainties inherent in the fertilizer business. Financial results are subject to fluctuations in fertilizer, natural gas, power and other raw material supply prices, and fluctuations in foreign exchange and interest rates over which it has limited control. In addition, the Corporation is subject to credit risks and the risks of conducting business in an international environment. The Corporation manages certain of these risks and uncertainties through the use of derivative instruments.

PRICE RISK MANAGEMENT
Natural Gas Derivatives
The Corporation purchases substantially all of its natural gas requirements through indexed priced contracts with suppliers other than gas supply agreements for its facilities in Alaska and Argentina. The natural gas supply price risk on indexed contracts is managed through

Financial Statements and Notes     81

Notes to the Consolidated
Financial Statements

the use of natural gas price swaps and natural gas price option contracts. The Corporation has the following derivative instruments related to natural gas supply price risks outstanding at December 31, 2002:

			Weighted		Statement of
	Period	Notional	Average	Fair Value	Operations
	Covered	Volumes	Contract	Gain (loss)	Gain (loss)
		(million MMBtu)	(price/MMBtu)

Designated hedges

Natural Gas Call options – sold	Jan. 2003 – Dec. 2003	9	$5.00	$(3)	n/a

Natural Gas Call options – purchased	Jan. 2003 – Dec. 2003	9	$6.00	$1	n/a

Natural Gas Put options – sold	Jan. 2003 – Dec. 2003	9	$2.63	$–	n/a

Natural Gas Call options – purchased	Jan. 2003 – Dec. 2003	9	$3.50	$10	n/a

Natural Gas basis swaps(b)	Jan. 2003 – Oct. 2003	9	n/a	$(1)	n/a

Non–hedging natural gas derivative instruments

Natural Gas basis swaps(a)	Jan. 2003 – Oct. 2005	3	n/a	$–	$–

Natural Gas basis swaps(b)	Jan. 2003 – Mar. 2003	9	n/a	$(1)	$(1)

Natural Gas basis swaps(b)	Jan. 2003 – Oct. 2003	3	n/a	$–	$–

Natural Gas basis swaps(c)	Jan. 2003	1	n/a	$–	$–

Natural Gas Put option – sold	Jan. 2003 – Oct. 2003	3	$2.00	$–	$–

(a) The basis swap requires the Corporation to purchase natural gas based on the NYMEX index and to receive natural gas based on the SUMAS index.

(b) The basis swap requires the Corporation to purchase natural gas based on the NYMEX index and to receive natural gas based on the AECO index.

(c) The basis swap requires the Corporation to purchase natural gas based on the monthly AECO index and to receive natural gas based on the daily AECO index.

The Corporation had the following derivative instruments related to natural gas supply price risks outstanding at December 31, 2001:

			Weighted		Statement of
	Period	Notional	Average	Fair Value	Operations
	Covered	Volumes	Contract	Gain (loss)	Gain (loss)
		(million MMBtu)	(price/MMBtu)

Designated hedges

Natural gas price swaps	Jan. 2002 – Oct. 2002	10	$4.94	$(21)	n/a

De-designated hedges

Natural gas price swaps	Jan. 2002 – Oct. 2002	16	$4.99	$(36)	$(10)

Non-hedging natural gas derivative instruments

Natural gas price swaps – sold	Jan. 2002 – Oct. 2002	23	$2.76	$1	$1

Natural gas price swaps – purchased	Jan. 2002 – Oct. 2002	3	$2.30	$2	$2

Natural gas basis swaps(a)	Jan. 2002 – Oct. 2005	4	n/a	$–	$–

Natural gas Put options – sold	Jan. 2002 – Oct. 2003	17	$2.49	$(4)	$(4)

Natural gas Put options – purchased	Jan. 2002 – Apr. 2002	10	$3.66	$11	$11

Natural gas Call options – sold	Jan. 2002 – Apr. 2002	9	$4.56	$–	$–

Natural gas Call options – purchased	Jan. 2002 – Apr. 2002	9	$4.56	$–	$–

(a) The basis swap requires the Corporation to purchase natural gas based on the SUMAS index and receive natural gas based on the NYMEX index.

82     Financial Statements and Notes

Realized and unrealized gains and losses on derivatives not designated as hedges, including contracts de-designated, as described are included in the statement of operations each period.

All unrealized losses on commodity derivatives designated as hedges will be recognized against the cost of gas purchased and included in inventory in 2003. As the inventory produced in relation to this natural gas supply is sold the related inventory costs, including the unrealized losses, will be included in cost of product.

During 2002, net realized losses of $37-million on derivative instruments designated as hedges (2001 – $58-million net gains) was allocated to inventory. At December 31, 2002, $3-million of net realized losses (2001 – $12-million) remains in inventory, until the related inventory sells. During 2002 $46-million of net realized losses (2001 – $70-million net gains, 2000 – $93-million net gains) were recorded as a component of cost of product. The Corporation realized a loss of $5-million in 2002 on non-hedging natural gas derivative instruments (2001 – nil, 2000 – nil).

Foreign Exchange Derivatives
The Corporation is exposed to foreign exchange rate fluctuations on its Canadian dollar cash flow. The Company enters into forward exchange contracts and foreign exchange options to manage Canadian dollar foreign exchange exposure. At December 31, 2002, the Corporation sold forward a notional amount of $50-million (2001 – $24-million) at an average rate of 1.5890 (2001 – $1.5738). In 2001, the Corporation had entered into a collar on a notional amount of $36-million establishing the range the Corporation would pay for Canadian dollars between $1.5700 and $1.5870, for a period of January to December 2002. At December 31, 2002, the foreign exchange derivatives had an unrealized gain of less than $1-million (2001 – unrealized loss of less than $1-million).

POWER, SULPHURIC ACID AND OTHER NORMAL PURCHASES
The Corporation purchases a portion of its power requirements through the use of fixed price supply contracts. These contracts are treated as normal purchases and sales. Purchase commitments are summarized in note 20.

FAIR VALUE AND CARRYING VALUE OF FINANCIAL INSTRUMENTS

	2002		2001

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Unsecured long-term debt	$600	$650	$600	$530

Preferred securities	221	210	221	201

Derivative financial instruments:

Foreign currency options and forward contracts	–	–	–	(1)

Natural gas SWAPs and options	–	6	–	(47)

The fair value of unsecured long-term debt, including the current portion and preferred securities, is based on the quoted market price of these or similar issues or by discounting expected cash flows at the rates currently offered to the Corporation for debt and securities of the same remaining maturities.

The fair value of each class of other financial instruments, including cash and short-term investments, accounts receivable, accounts payable, advances and loans and bank indebtedness, approximates its carrying value due to their short-term maturity.

CREDIT RISK MANAGEMENT
Wholesale in both North and South America sell mainly to large agribusinesses representing a small number of customers. Letters of credit and credit insurance are used to mitigate risk.

Retail in both North and South America serve large customer bases dispersed over wide geographic areas in both the United States and Argentina. This geographic diversity coupled with a concentration of effort on the large financial stable entities, mitigates risk.

Credit exposure, as it relates to any derivatives and other financial instruments, designated as hedges, is managed by dealing with creditworthy counter parties in accordance with established credit approval practices. At December 31, 2002, no significant credit exposure exists with any counter party.

Financial Statements and Notes     83

Notes to the Consolidated
Financial Statements

23. PROFERTIL
The Corporation has a 50-percent interest in Profertil. A contractual agreement exists between the Corporation and the joint venture partner, which establishes joint control over Profertil, and therefore the Corporation’s interest is accounted for using the proportionate consolidation method.

A summary of the Corporation’s 50-percent interest in the joint venture at December 31 is as follows:

	2002	2001

Balance Sheet

Cash and cash-equivalents	$18	$13

Accounts receivable	5	9

Inventories and prepaid expenses	7	8

Capital assets	248	262

Other assets	36	54

	$314	$346

Bank Indebtedness	$1	$5

Accounts payable and current portion of long-term debt	52	55

Long-term debt	135	147

Future income taxes	(3)	(6)

	$185	$201

Investment in Profertil	$129	$145

Statement of Operations

Gross profit	$36	$28

Selling, general and administrative expenses	4	7

Depreciation and amortization	18	13

Argentina charges – Peso translation (note 4)	14	20

Argentinacharges–– U.S. dollar forced conversion (note 4)	(2)	2

Other expenses	4	4

Loss before interest and taxes	(2)	(18)

Interest expense	15	16

Income taxes	–	(4)

Net loss	$(17)	$(30)

	2002	2001

Statement of Cash Flows

Operating activities	$27	$(6)

Investing activities	(5)	(39)

Financing activities	(17)	58

Decrease in cash and cash-equivalents	$5	$13

Commitments presented in note 20 include the Corporation’s 50-percent share in the commitments of Profertil.

84     Financial Statements and Notes

24. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES
The Corporation’s consolidated financial statements are prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP. The approximate impact of these differences on the Corporation’s financial statements is summarized below:

Consolidated Statements of Operations	2002	2001	2000

Net earnings (loss) – Canadian GAAP	$–	$(45)	$82

Adjustments:

Preferred securities charges(a)	(17)	(17)	(15)

Change in accounting policy(f)	(43)	–	–

Tax	21	5	5

Net earnings (loss) – U.S. GAAP	$(39)	$(57)	$72

Other comprehensive income

Natural gas derivatives(c)

Cumulative effect of SFAS 133	–	(105)	–

Change in unrealized and realized gains	40	68	–

Additional minimum pension liability(d)	(6)	–	–

Translation adjustments(e)	(32)	(56)	(23)

Comprehensive income (loss) – U.S. GAAP(b)	$(37)	$(150)	$49

Basic earnings (loss) per common share – U.S. GAAP

Earnings (loss) from operations	$(0.08)	$(0.49)	$0.64

Change in accounting policy(f)	$(0.23)	$–	$–

Net earnings (loss) per share – Basic	$(0.31)	$(0.49)	$0.64

Net earnings (loss) per share – Diluted	$(0.31)	$(0.49)	$0.61

Consolidated Statements of Cash Flow	2002	2001	2000

Operating – Canadian GAAP	$224	$87	$256

Preferred securities charges paid net of tax(a)	(11)	(12)	(9)

Operating – U.S. GAAP	$213	$75	$247

Investing – Canadian and U.S. GAAP	$(29)	$(200)	$(463)

Financing – Canadian GAAP	$(137)	$146	$121

Preferred securities charges paid net of tax(a)	11	12	9

Financing – U.S. GAAP	$(126)	$158	$130

Cash and cash-equivalents – end of year
Canadian and U.S. GAAP	$109	$51	$18

CONSOLIDATED BALANCE SHEETS
As discussed in (a) below, a significant difference between Canadian and U.S. GAAP balance sheet items relates to preferred securities, which are not considered equity instruments for U.S. GAAP due to the redemption feature. As discussed in (c) below, Statement of Financial Accounting Standards (SFAS) 133 is effective for the Corporation January 1, 2001, and both the cumulative effect from prospective adoption and the current period recognition of derivatives at fair value result in differences between the balance sheets under U.S. and Canadian GAAP. The remaining balance sheet items under U.S. GAAP are not materially different from balances under Canadian GAAP.

DESCRIPTION OF SIGNIFICANT DIFFERENCES
(a) Preferred Securities As disclosed in note 18, the Corporation has included the preferred securities as part of shareholders’ equity in accordance with Canadian GAAP. Under U.S. GAAP, the preferred securities would be classified as long-term debt and, accordingly, the annual carrying charges would be recognized as interest expense under U.S. GAAP. At December 31, 2002, long-term debt would increase by $225-million (2001 – $225-million), other assets would increase by $6-million (2001 – $6-million), deferred tax (Canadian GAAP – future income tax) would increase by $2-million (2001 – $2-million), and shareholders’ equity would decrease by $221-million (2001 – $221-million).

Financial Statements and Notes     85

Notes to the Consolidated
Financial Statements

(b) Other Comprehensive Income (OCI) SFAS No. 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus the results of certain shareholders’ equity changes not reflected in the Consolidated Statements of Operations.

(c) Derivatives and Hedging Activities Effective January 1, 2001, the Corporation adopted the provisions of SFAS No. 133 Accounting for Derivative and Hedging Activities. SFAS No. 133 requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value.

For derivatives designated as hedges, changes in the fair value of the derivatives that are effective in offsetting the hedged risk are recognized in OCI until the hedged item is recognized in earnings. Any ineffective portion of the change in fair value is recognized in earnings each period. On initial adoption of SFAS No. 133 on January 1, 2001, additional assets of $90-million and liabilities of $8-million were recorded for U.S. GAAP purposes to reflect the fair value of derivatives designated as hedges. As at January 1, 2001, other comprehensive income included gains of $173-million and applicable taxes of $68-million as the cumulative effect on adoption of SFAS No. 133. The gains included the realized gain of $75-million (included in accounts payable for Canadian GAAP as at December 31, 2000), other unrealized gains of $82-million relating to cash flow hedges for forecasted purchases of natural gas and $16-million of realized gain that is included in inventory for Canadian GAAP.

During 2002, OCI which is net of tax, included the change in unrealized fair value of derivatives qualifying as hedges of $36-million (2001 – $75-million). It also included realized losses in 2002 of $3-million (2001 – $7-million) included in inventory for Canadian GAAP. In 2002 the loss recorded in inventory of $7-million from 2001 was transferred from OCI and recognized in the Consolidated Statement of Operations.

The balance sheet impact of recording natural gas derivatives at fair value and transferring realized losses out of inventory to accumulated other comprehensive income results in an increase in accounts receivable of $7-million (2001 – current liabilities of $47-million), reduction in inventory of $3-million (2001 – $12-million), increase in deferred tax liability of $1-million (2001 – reduction in deferred tax liability $22-million), increase in accumulated other comprehensive income in shareholders’ equity of $3-million (2001 – reduction of $37-million).

(d) Unfunded Employee Benefits Under U.S. GAAP SFAS 87, an additional minimum liability is recognized if the unfunded employee benefits Accumulated Benefit Obligation exceeds the accrued benefit obligation that is recorded on the balance sheet. This additional liability is recorded as a reduction to OCI. At December 31, 2002, accumulated OCI included an additional charge net of tax of $6-million (2001 – nil).

(e) Foreign Currency Translation Adjustment Under U.S. GAAP SFAS 52, Foreign Currency Translation, translation adjustments arising from translating a foreign entity balance sheet and income statement into the reporting currency are accumulated in OCI.

(f) Change in Accounting Policy U.S. GAAP SFAS 142, Goodwill and Other Intangible Assets was adopted effective January 1, 2002. The Corporation adopted the Canadian GAAP equivalent standard, CICA section 3062, effective January 1, 2002 (see Goodwill note 13), which mirrors the U.S. GAAP standard. SFAS 142 however requires any goodwill impairment calculated on initial adoption of the section to be charged against earnings in the current period whereas Canadian GAAP requires the transitional adoption of the new policy to be recorded against retained earnings.

(g) Joint Ventures Under U.S. GAAP, ownership in a joint venture where the venturer does not own more than 50% and have a significant influence over the operating activities of the joint venture is to be accounted for using the equity method. Under Canadian GAAP, joint ventures are proportionately consolidated. Net assets and earnings of the Corporation would be the same under either method. Note 23 provides the detail of the joint venture as included under Canadian GAAP.

New Accounting Pronouncements
SFAS 143, Accounting for Asset Retirement Obligations is effective for the Corporation as of January 1, 2003. This standard requires the Corporation to determine and record obligations related to statutory, regulatory, contractual or other legal obligations associated with the retirement of long-lived assets. The obligation is recorded at fair value with the offsetting asset amortized against earnings over the assets life. Adoption of this standard in 2003 should not have a significant effect on the results from operations or the financial position of the Corporation.

86     Financial Statements and Notes

Subsidiaries &
Board Committees

Principal Subsidiaries
& Associated Companies

COUNTRY OF OPERATION		OWNERSHIP
Agrium Partnership	Canada	100%

Agrium U.S. Inc.	U.S.	100%

Agrium Nitrogen Company	U.S.	100%

Nu-West Industries, Inc.	U.S.	100%

Crop Production Services, Inc.	U.S.	100%

Western Farm Service, Inc.	U.S.	100%

Agroservicios Pampeanos S.A.	Argentina	100%

Profertil S.A.	Argentina	50%

Canpotex Limited	International	33 1/3%

Viridian Inc.	Canada	100%

Viridian Fertilizers Limited	Canada	100%

BOARD OF DIRECTORS

Frank W. Proto,
Chairman

John M. Van Brunt,
Vice Chairman & Chief Executive Officer

AUDIT COMMITTEE

Harry G. Schaefer, FCA Chairman, Susan A. Henry, G. Woody MacLaren, Thomas M. Taylor, Victor J. Zaleschuk, CA
The Audit Committee has oversight responsibilities for our accounting and financial reporting processes, the quality and integrity of our financial statements and the effectiveness of our internal controls. The financial statements are the responsibility of Management, and the external auditors express an independent opinion on the annual consolidated financial statements, which are approved by the Board. The Audit Committee has specific terms of reference that explicitly mandate direct communication with internal and external auditors independently of management, ongoing review of KPMG LLP, our external auditors, including recommendation to the Board of the appointment (subject to shareholder approval) and termination of the external auditors, the scope of the audit and audit plans of the internal and external auditors, pre-approval of audit and permitted non-audit services and the role, independence and fees of the external auditors, overseeing management reporting, internal controls and management information, and reviewing financial risk management issues. The Committee reviews our audited consolidated financial statements and selected corporate disclosure documents including management’s discussion and analysis contained in our annual report, annual information form, all prospectuses and offering documents, and other major shareholder communications before they are approved by the Board. It is also responsible for approval of our interim quarterly financial statements and reviews issues relating to legal and regulatory responsibilities to ensure compliance. The Audit Committee is also required to review its mandate on an annual basis and recommend any appropriate changes to the Board. This Committee met on nine occasions in 2002.

CORPORATE GOVERNANCE & NOMINATING COMMITTEE

Frank W. King Chairman, Neil Carragher, D. Grant Devine, Harry G. Schaefer, FCA, T. Don Stacy
The Corporate Governance & Nominating Committee (“the CG&N Committee”) is responsible to assist the Board in fulfilling its oversight responsibilities with respect to the continuing review and development of our corporate governance system, and recommending to the Board for approval our annual report on compliance with the Toronto Stock Exchange Corporate Governance Guidelines. The CG&N Committee reviews and recommends compensation for Board and Committee service as well as oversees the administration of the DSU Plans. This Committee is also responsible for the annual assessments of the performance of individual Board members and the overall performance of the Board, the Board Chair and the Committees pursuant to an evaluation system that is designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The CG&N Committee monitors the relationship between Management and the Board to ensure that the Board is able to function independently of Management. This Committee also assists the Board in identifying qualified individuals to become Board members, provide recommendations as to the size, composition, operation and effectiveness of the Board and its Committees and identifies and makes recommendations respecting candidates for election to the Board and Board Committees. The CG&N Committee also develops and implements an orientation program for new directors and authorizes individual directors to engage outside advisors. The CG&N Committee is also required to review its mandate on an annual basis and recommend any appropriate changes to the Board. This Committee met on five occasions in 2002.

Subsidiaries & Board Committees     87

Subsidiaries &
Board Committees

Principal Subsidiaries
& Associated Companies

ENVIRONMENT, HEALTH & SAFETY COMMITTEE

Ralph S. Cunningham Chairman, D. Grant Devine, Susan A. Henry, Frank W. King, Frank W. Proto
The Environmental, Health & Safety Committee (“The EH&S Committee”) is responsible to assist the Board in fulfilling its oversight responsibilities relating to environment, health and safety. The EH&S Committee approves our EH&S policy, reviews management’s strategies and programs for conformance with the policy, industry standards and applicable legislation, and monitors environment, health and safety performance. This Committee also reviews our environmental, health and safety performance goals, management systems implementation, EH&S Audit programs and plans, remediation projects and provisions, and performance improvement plans. The Committee conducts annual site visits and orientation sessions to personally acquaint members of the Committee and the Board with personnel and operations at our facilities. The EH&S Committee meets separately with the Director, Environment, Health & Safety, and reports to the Board on such meetings. In addition, we have a corporate environment, health & safety committee comprised of members of senior management and chaired by the President & Chief Operating Officer which is responsible for ensuring that we conduct our activities and operate our facilities in an environmentally responsible manner and maintain the integrity of our health and safety policies. In 2002, we also established a company-wide Safety Council to review, enhance and ensure a sustained focus on best safety practices throughout the organization. The EH&S Committee is also required to review its mandate on an annual basis and recommend any appropriate changes to the Board. This Committee met on five occasions in 2002.

HUMAN RESOURCES & COMPENSATION COMMITTEE

T.Don Stacy Chairman, Neil Carragher, Ralph S. Cunningham, G. Woody MacLaren, Frank W. Proto, Thomas M. Taylor
The Human Resources & Compensation Committee (“HR&C Committee”) is responsible for reviewing and recommending comprehensive principles and strategies for the compensation of our executives. The HR&C Committee reviews the appointment of and approves the compensation arrangements for our senior executives, including salaries, incentives, equity-based compensation and benefits. This Committee considers and approves any changes in our pension plans, including investment objectives and the retaining of investment managers. The Committee reviews and approves the corporate goals and objectives that are relevant to the compensation of our Chief Executive Officer and reviews the performance of the Chief Executive Officer in light of those goals and objectives in order to set his compensation. The HR&C Committee reviews our management resources and plans to ensure that we properly provide for appropriate succession plans for executives. The HR&C Committee is also required to review its mandate on an annual basis and recommend any appropriate changes to the Board. This Committee met on four occasions in 2002.

OFFICERS OF THE COMPANY

Frank W. Proto
Chairman of the Board

John M. Van Brunt
Vice Chairman of the Board & Chief Executive Officer

Michael M. Wilson
President & Chief Operating Officer

Dorothy E.A. Bower
Vice President, Strategic Development & Planning

Patrick J. Freeman
Vice President & Treasurer

Richard L. Gearheard
Senior Vice President, North America Retail

Garnet K. Amundson
Vice President & Controller

James M. Grossett
Vice President, Human Resources

William C. McClung
Vice President, Operations

Leslie A. O’Donoghue
Vice President, General Counsel & Corporate Secretary

Robert J. Rennie
Vice President, South America

Christopher W. Tworek
Vice President, Supply Management

Bruce G. Waterman
Senior Vice President, Finance & Chief Financial Officer

John D. Yokley
Senior Vice President, Marketing & Distribution

88     Subsidiaries & Board Committees

Financial
Highlights

Earnings (loss) and Operating Cash Flows (millions of U.S. dollars, except per share amounts)

	Q1	Q2	Q3	Q4	2002	Q1	Q2	Q3	Q4	2001	2000	1999	1998

Net sales	$318	$792	$466	$507	$2,083	$381	$803	$410	$469	$2,063	$1,873	$1,716	$1,805

Cost of product	247	619	333	365	1,564	256	589	306	365	1,516	1,326	1,227	1,224

Gross profit	71	173	133	142	519	125	214	104	104	547	547	489	581

Gross profit (%)	22%	22%	29%	28%	25%	33%	27%	25%	22%	27%	29%	28%	32%

Expenses

Selling, general and administrative	52	67	64	63	246	57	74	68	69	268	253	245	256

Depreciation, depletion and amortization	34	32	42	40	148	32	31	43	35	141	107	93	92

Royalties and other taxes	6	3	5	5	19	4	7	5	6	22	19	15	14

Other (income) expense	5	18	6	9	38	3	11	3	19	36	5	5	(9)

Argentine charges
- Peso translation	12	7	(3)	(2)	14	–	–	–	20	20	–	–	–
- U.S. dollar forced conversion	(2)	(9)	–	1	(10)	–	–	–	29	29	–	–	–

Earnings (loss) before interest expense and income taxes	(36)	55	19	26	64	29	91	(15)	(74)	31	163	131	228

Interest	19	16	17	16	68	18	19	18	19	74	37	37	40

Earnings (loss) before income taxes	(55)	39	2	10	(4)	11	72	(33)	(93)	(43)	126	94	188

Income taxes (recovery)	(19)	16	1	(2)	(4)	4	27	(16)	(13)	2	44	32	69

Net earnings (loss)	(36)	23	1	12	–	7	45	(17)	(80)	(45)	82	62	119

Add (deduct)
Depreciation, depletion and amortization	34	32	42	40	148	32	31	43	35	141	107	93	92

Future income tax (recovery)	(11)	15	–	13	17	(1)	(15)	(9)	(1)	(26)	35	(28)	(7)

Argentine charges
- Peso translation	12	7	(3)	(2)	14	–	–	–	20	20	–	–	–
- U.S. dollar forced conversion	(1)	(9)	–	–	(10)	–	–	–	29	29	–	–	–

Net change in non-cash working capital	4	7	(12)	56	55	(150)	47	(29)	100	(32)	32	33	79

Cash provided by (used in) operating activities	$2	$75	$28	$119	$224	$(112)	$108	$(12)	$103	$87	$256	$160	$283

EBITDA	(2)	87	61	66	212	61	122	28	(39)	172	270	224	320

Capital expenditures	5	3	15	29	52	37	48	35	44	164	179	234	174

Basic earnings (loss) per share	$(0.33)	$0.16	$(0.01)	$0.07	$(0.08)	$0.04	$0.37	$(0.17)	$(0.72)	$(0.49)	$0.65	$0.47	$0.94

Diluted earnings (loss) per share	$(0.33)	$0.15	$(0.01)	$0.07	$(0.08)	$0.03	$0.33	$(0.17)	$(0.72)	$(0.49)	$0.62	$0.46	$0.87

Consolidated Balance Sheets (millions of U.S. dollars)

	Q1	Q2	Q3	Q4	2002	Q1	Q2	Q3	Q4	2001	2000	1999	1998

ASSETS

Current assets

Cash and cash-equivalents	$8	$32	$21	$109	$109	$–	$40	$–	$51	$51	$18	$104	$113

Accounts receivable	184	243	216	187	187	271	290	259	218	218	275	268	299

Income and other taxes receivable	–	–	–	–	–	11	–	–	–	–	28	–	–

Inventories	507	352	336	353	353	531	454	439	400	400	347	256	277

Prepaid expenses	46	14	30	35	35	45	21	22	34	34	20	15	15

	745	641	603	684	684	858	805	720	703	703	688	643	704

Capital assets	1,462	1,459	1,406	1,400	1,400	1,465	1,505	1,476	1,494	1,494	1,484	1,149	951

Other assets	111	99	93	85	85	167	176	177	132	132	150	115	73

Goodwill	45	45	–	–	–	48	47	46	45	45	49	52	55

	$2,363	$2,244	$2,102	$2,169	$2,169	$2,538	$2,533	$2,419	$2,374	$2,374	$2,371	$1,959	$1,783

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Bank indebtedness	$74	$10	$21	$1	$1	$235	$183	$201	$211	$211	$308	$179	$28

Accounts payable and accrued liabilities	448	339	270	340	340	408	335	284	349	349	370	267	255

Income and other taxes payable	5	9	5	–	–	–	26	6	13	13	–	22	59

Current portion of long-term debt	6	7	7	25	25	1	–	1	7	7	1	1	–

	533	365	303	366	366	644	544	492	580	580	679	469	342

Long-term debt

Recourse	619	623	620	604	604	631	630	629	621	621	507	497	482

Non-recourse – Profertil	141	137	131	132	132	103	146	146	141	141	–	–	–

	760	760	751	736	736	734	776	775	762	762	507	497	482

Other liabilities	139	143	142	140	140	124	133	127	127	127	120	76	63

Future income taxes	150	168	147	163	163	192	182	167	162	162	197	164	182

	1,582	1,436	1,343	1,405	1,405	1,694	1,635	1,561	1,631	1,631	1,503	1,206	1,069

Shareholders’ equity

Share capital

Common shares	482	484	484	484	484	376	376	376	376	376	375	347	359

Preferred securities	221	221	221	221	221	221	221	221	221	221	221	171	171

Retained earnings	206	220	189	191	191	319	355	335	245	245	315	255	234

Cumulative translation adjustment	(128)	(117)	(135)	(132)	(132)	(72)	(54)	(74)	(99)	(99)	(43)	(20)	(50)

	781	808	759	764	764	844	898	858	743	743	868	753	714

	$2,363	$2,244	$2,102	$2,169	$2,169	$2,538	$2,533	$2,419	$2,374	$2,374	$2,371	$1,959	$1,783

89     Supplementary Financial, Performance and Other Data

Segmented Financial
Information

Segmented Financial Results (millions of U.S. dollars)

	2002

	North America		South America

	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales	$1,172	$849	$64	$80	$(82)	$2,083

Cost of product	976	593	28	50	(83)	1,564

Gross profit	196	256	36	30	1	519

Gross profit (%)	17%	30%	56%	38%	(1%)	25%

Expenses

Selling, general and administrative	24	191	4	8	19	246

Depreciation, depletion and amortization	102	20	18	1	7	148

Royalties and other taxes	13	5	–	–	1	19

Other (income) expense	17	(12)	4	4	25	38

Argentine charges – Peso translation	–	–	14	–	–	14
Argentine charges – U.S. dollar forced conversion	–	–	(2)	(8)	–	(10)

Earnings (loss) before interest expense and income taxes	$40	$52	$(2)	$25	$(51)	$64

Interest						68

Earnings (loss) before income taxes						$(4)

Income taxes (recovery)						(4)

Net earnings (loss)						$–

Capital expenditures	$41	$10	$–	$–	$1	$52

Net Sales and Gross Profit by Business Segment and Product Line (millions of U.S. dollars, except margin per tonne amounts)

	2002

	Net	Cost of	Gross	Gross	Sales	Margin	Inventory
	Sales	Sales	Profit	Profit %	Tonnes(1)	($/Tonne)	Tonnes(1)

North America Wholesale

Nitrogen

Ammonia	$242	$222	$20	8%	1,543	$13	240

Urea	330	292	38	12%	2,517	15	141

Other	140	135	5	4%	1,099	5	219

	712	649	63	9%	5,159	12	600

Phosphate	239	202	37	15%	1,129	33	82

Potash	158	91	67	42%	1,598	42	195

Sulphate and other products	63	34	29	46%	397	73	136

	1,172	976	196	17%	8,283	$24	1,013

North America Retail

Fertilizers	366	265	101	28%

Chemicals	361	266	95	26%

Other products and services	122	62	60	49%

	849	593	256	30%

South America Wholesale

Nitrogen	61	26	35	57%	517	$68	61

Other products and services	3	2	1	33%

	64	28	36	56%

South America Retail

Fertilizers	53	31	22	42%

Other products and services	27	19	8	30%

	80	50	30	38%

Other	(82)	(83)	1	(1%)

Total	$2,083	$1,564	$519	25%

(1) 000s of Tonnes

Net Sales and Gross Profit by Market Destination (millions of U.S. dollars, except margin per tonne amounts)

	2002

	Net	Cost of	Gross	Gross	Sales	Margin
	Sales	Sales	Profit	Profit %	Tonnes(1)	($/Tonne)

North America

Nitrogen	$567	$516	$51	9%	3,786	$13

Phosphate	239	202	37	15%	1,129	33

Potash	118	74	44	37%	1,110	40

Sulphate and other products	55	28	27	49%	317	–

North America Retail	849	593	256	30%	–	–

Other	(78)	(79)	1	(1%)	–	–

	1,750	1,334	416	24%	6,342	–

International

Nitrogen	206	159	47	23%	1,890	25

Potash	40	17	23	58%	488	47

Sulphate and other products	11	8	3	27%	80	–

South America Retail	80	50	30	38%	–	–

Other	(4)	(4)	–	–	–	–

	333	230	103	31%	2,458	–

Total	$2,083	$1,564	$519	25%	8,800	$–

(1) 000s of Tonnes

90     Supplementary Financial, Performance and Other Data

Segmented Financial Results (continued) (millions of U.S. dollars)

	2001						2000

	North America		South America				North America		South America

	Wholesale	Retail	Wholesale	Retail	Other	Total	Wholesale	Retail	Wholesale	Retail	Other	Total

Net sales	$1,160	$831	$71	$83	$(82)	$2,063	$1,045	$815	$12	$69	$(68)	$1,873

Cost of product	925	574	43	58	(84)	1,516	767	568	10	50	(69)	1,326

Gross profit	235	$257	28	25	2	547	278	247	2	19	1	547

Gross profit (%)	20%	31%	39%	30%	(2%)	27%	27%	30%	17%	28%	(1%)	29%

Expenses

Selling, general and administrative	33	193	7	16	19	268	30	186	4	14	19	253

Depreciation, depletion and amortization	96	20	13	5	7	141	71	20	1	5	10	107

Royalties and other taxes	16	5	–	–	1	22	14	4	–	–	1	19

Other (income) expense	26	(12)	4	3	15	36	(3)	(10)	1	1	16	5

Argentine charges – Peso translation	–	–	20	–	–	20	–	–	–	–	–	–
– U.S. dollar forced conversion	–	–	2	27	–	29	–	–	–	–	–	–

Earnings (loss) before interest expense and income taxes	$64	$51	$(18)	$(26)	$(40)	$31	$166	$47	$(4)	$(1)	$(45)	$163

Interest						74						37

Earnings (loss) before income taxes						$(43)						$126

Income taxes (recovery)						2						44

Net earnings (loss)						$(45)						$82

Capital expenditures	$126	$14	$18	$3	$3	$164	$94	$17	$62	$1	$5	$179

Net Sales and Gross Profit by Business Segment and Product Line (continued) (millions of
U.S. dollars, except margin per tonne amounts)

	2001							2000

	Net	Cost of	Gross	Gross	Sales	Margin	Inventory	Net	Cost of	Gross	Gross	Sales	Margin	Inventory
	Sales	Sales	Profit	Profit %	Tonnes(1)	($/Tonne)	Tonnes(1)	Sales	Sales	Profit	Profit %	Tonnes(1)	($/Tonne)	Tonnes(1)

North America Wholesale

Nitrogen

Ammonia	$323	$239	$84	26%	1,610	$52	329	$246	$173	$73	30%	1,429	$51	250

Urea	304	253	51	17%	2,063	25	311	299	216	83	28%	2,047	41	149

Other	150	135	15	10%	977	15	227	92	76	16	17%	750	21	152

	777	627	150	19%	4,650	32	867	637	465	172	27%	4,226	41	551

Phosphate	179	173	6	3%	869	7	144	196	177	19	10%	909	21	81

Potash	138	80	58	42%	1,357	43	273	151	81	70	46%	1,498	47	244

Sulphate and other products	66	45	21	32%	428	49	97	61	44	17	28%	426	40	129

	1,160	925	235	20%	7,304	$32	1,381	1,045	767	278	27%	7,059	$39	1,005

North America Retail

Fertilizers	386	278	108	28%				352	254	98	28%

Chemicals	336	245	91	27%				358	267	91	25%

Other products and services	109	51	58	53%				105	47	58	55%

	831	574	257	31%				815	568	247	30%

South America Wholesale

Nitrogen	68	41	27	40%	508	$53	32	–	–	–	–

Other products and services	3	2	1	33%				12	10	2	17%

	71	43	28	39%				12	10	2	17%

South America Retail

Fertilizers	57	38	19	33%				47	32	15	32%

Other products and services	26	20	6	23%				22	18	4	18%

	83	58	25	30%				69	50	19	28%

Other	(82)	(84)	2	(2%)				(68)	(69)	1	(1%)

Total	$2,063	$1,516	$547	27%				$1,873	$1,326	$547	29%

Net Sales and Gross Profit by Market Destination (continued) (millions of U.S. dollars, except margin per tonne amounts)

	2001						2000

	Net	Cost of	Gross	Gross	Sales	Margin	Net	Cost of	Gross	Gross	Sales	Margin
	Sales	Sales	Profit	Profit %	Tonnes(1)	($/Tonne)	Sales	Sales	Profit	Profit %	Tonnes(1)	($/Tonne)

North America

Nitrogen	$606	$494	$112	18%	3,295	$34	$567	$410	$157	28%	3,745	$42

Phosphate	179	173	6	3%	869	7	196	178	18	9%	909	20

Potash	98	64	34	35%	887	38	106	63	43	41%	942	46

Sulphate and other products	60	41	19	32%	358	–	56	39	17	30%	361	–

North America Retail	831	574	257	31%	–	–	815	568	247	30%	–	–

Other	(74)	(76)	2	(3%)	–	–	(68)	(69)	1	(1%)	–	–

	1,700	1,270	430	25%	5,409	–	1,672	1,189	483	29%	5,957	–

International

Nitrogen	239	174	65	27%	1,863	35	70	54	16	23%	481	33

Potash	40	16	24	60%	470	51	45	18	27	60%	556	49

Sulphate and other products	9	6	3	33%	70	–	17	15	2	12%	65	–

South America Retail	83	58	25	30%	–	–	69	50	19	28%	–	–

Other	(8)	(8)	–	–	–	–	–	–	–	–	–	–

	363	246	117	32%	2,403	–	201	137	64	32%	1,102	–

Total	$2,063	$1,516	$547	27%	7,812	$–	$1,873	$1,326	$547	29%	7,059	$–

Supplementary Financial, Performance and Other Data     91

Performance

Key Ratios (millions of dollars, except per share amount)

	2002	2001	2000	1999	1998

Data

Net sales	$2,083	$2,063	$1,873	$1,716	$1,805

EBITDA	212	172	270	224	320

EBIT	64	31	163	131	228

Interest	68	74	37	37	40

Net earnings (loss)	–	(45)	82	62	119

Cash flow from operations	224	87	256	160	283

Working capital	318	123	9	174	362

Total assets	2,169	2,374	2,371	1,959	1,783

Total debt (bank indebtedness + long-term debt)	762	980	816	677	510

Shareholders’ equity	764	743	868	753	714

Enterprise value	2,078	2,148	2,641	1,503	1,440

Average shares outstanding – basic	123	115	112	113	120

Year-end shares outstanding	126	115	115	112	115

Year-end shares outstanding – diluted	126	115	132	133	136

Closing share price U.S.$	$11.31	$10.60	$14.63	$7.88	$8.69

Number of employees	4,829	4,988	4,958	4,536	4,530

North America Wholesale	2,104	2,230	2,208	1,765	1,890

North America Retail	2,202	2,206	2,271	2,347	2,286

Corporate	267	263	234	218	194

South America	256	289	245	206	160

Value Ratios (:1 except per share amounts)

EBITDA per share	$1.72	$1.50	$2.41	$1.98	$2.67

Price to earnings ratio (P/E)	–	–	23	17	9

Price to cash flow (P/CF)	6	11	8	8	5

Enterprise value to EBITDA	10	12	10	7	5

Price to book value	2.6	2.3	2.6	1.5	1.6

Shareholders’ equity to total assets	0.4	0.3	0.4	0.4	0.4

Book value per common share	$4.31	$4.54	$5.63	$5.20	$4.72

Liquidity Ratios

Quick ratio	0.9	0.5	0.5	0.8	1.2

Current ratio	1.9	1.2	1.0	1.4	2.1

Working capital to sales	0.2	0.1	0.0	0.1	0.2

Sales to total assets	1.0	0.9	0.8	0.9	1.0

Total asset turnover	0.9	0.9	0.9	0.9	1.1

Profitability Ratios

Return on average invested capital	3%	0%	7%	7%	12%

Return on average common shareholders’ equity	(2%)	(10%)	12%	10%	19%

Debt Ratios (:1 except percentages)

Debt-to-debt plus equity	50%	57%	48%	47%	42%

EBIT interest coverage	0.9	0.4	4.4	3.5	5.7

EBITDA interest coverage	3.1	2.3	7.3	6.1	8.0

Definitions

Quick ratio	=	current assets – inventories current liabilities

Return on average common shareholders’ equity	=	net income (loss) – preferred security charges average common shareholders’ equity

EBIT interest coverage	=	EBIT interest expense

EBITDA interest coverage	=	EBITDA interest expense

Enterprise value	=	(total debt at book value, excluding preferred shares – cash) + (diluted shares outstanding X closing share price)

Current ratio	=	current assets current liabilities

EBIT	=	earnings (loss) before interest expense and income taxes

EBITDA	=	earnings (loss) before interest expense, income taxes, depreciation, depletion and amortization

Debt to debt plus equity	=	long-term debt + bank indebtedness long-term debt + shareholders’ equity + bank indebtedness

Return on average invested capital	=	EBIT after income taxes average invested capital

92     Supplementary Financial, Performance and Other Data

Capital Stock and
Trading History

Common Share Data (millions, except where otherwise noted)

	Q1	Q2	Q3	Q4	2002	2001	2000	1999	1998

Basic earnings (loss) per share	$(0.33)	$0.16	$(0.01)	$0.07	$(0.08)	$(0.49)	$0.65	$0.47	$0.94

Diluted earnings (loss) per share	$(0.33)	$0.15	$(0.01)	$0.07	$(0.08)	$(0.49)	$0.62	$0.46	$0.87

Weighted average common shares outstanding	117	126	126	126	123	115	112	113	120

Period end common shares outstanding	126	126	126	126	126	115	115	112	115

Weighted average diluted shares outstanding	117	149	126	127	123	115	132	133	136

Period end diluted shares outstanding	117	150	126	127	126	115	134	134	136

Canadian trading volume	25	20	28	32	105	91	90	66	83

U.S. trading volume	25	17	17	16	75	77	40	38	53

Total trading volume	50	37	45	48	180	168	130	104	136

Average share price Cdn. $	$15.68	$15.29	$14.21	$16.44	$15.40	$17.18	$14.29	$13.28	$17.56

Closing share price Cdn. $	16.75	14.79	14.29	17.70	17.70	16.85	21.65	11.20	13.50

High share price Cdn. $	17.23	16.70	15.48	17.85	17.85	21.00	21.95	15.75	22.75

Low share price Cdn. $	14.35	14.15	12.66	14.68	12.66	14.00	10.00	11.20	12.50

Market capitalization Cdn. $	2,111	1,864	1,801	2,230	2,230	1,938	2,490	1,254	1,553

Average share price U.S. $	9.85	9.80	9.09	10.48	9.81	11.11	9.62	8.93	11.87

Closing share price U.S. $	10.45	9.38	9.42	11.31	11.31	10.60	14.63	7.88	8.69

High share price U.S. $	10.74	10.46	9.90	11.42	11.42	13.94	14.69	10.63	15.75

Low share price U.S. $	8.93	9.24	8.02	9.26	8.02	9.00	6.75	7.50	7.88

Market capitalization U.S. $	$1,317	$1,182	$1,187	$1,425	$1,425	$1,219	$1,682	$883	$999

Dividends per share U.S. $	0.0¢	5.5¢	0.0¢	5.5¢	11¢	11¢	11¢	11¢	11¢

Debt Rating

	Senior Unsecured	Preferred
as at December 31, 2002	Notes and Debentures	Security

Moody’s Investors Service	Baa2	Baa3

Dominion Bond Rating Service	BBB	Pfd – 3Y

Standard & Poor’s	BBB	BB+

Share Price and Volume History	Share Price Performance Since Initial Public Offering
Share Price	(April 21, 1993 – December 31, 2002)
(dollars)

Source: Thomson Financial.

93     Supplementary Financial, Performance and Other Data

General
Information

Annual Production Capacity by Product Group (thousands of product tonnes)

	Nitrogen	Phosphate	Potash	Sulphate	Micronutrients

Borger, Texas	442

Carseland, Alberta	860

Conda, Idaho		620

Ft. Saskatchewan, Alberta	650

Homestead, Nebraska	190

Joffre, Alberta	480

Kenai, Alaska	1,740

Kennewick, Washington	545

Profertil, Argentina*	585

Redwater, Alberta	1,365	680		300

Reese, Michigan					27

Standard/Granum, Alberta	120

Vanscoy, Saskatchewan			1,790

West Sacramento, California	185

Total	7,162	1,300	1,790	300	27

*Represents 50% Profertil S.A. production

Nutrient Tonnes

Metric tonne	2204.6 pounds or 1,000 kilograms, used for offshore sales.
Nutrient tonne	Measures the nutrient content of potassium, phosphate and nitrogen nutrients; consists of Nitrogen N tonnes, Phosphate P2O5 tonnes and Potash K2O tonnes.
Product tonne	Standard measure of the weights of all types of nitrogen, phosphate and potash products.

Production Factors

Ammonia (82% N)	production of 1 tonne of ammonia requires: • 32-38 MMBtu of natural gas

Urea (46% N)	production of 1 tonne of urea requires: • 0.58 tonnes of ammonia • 0.76 tonnes of carbon dioxide

Ammonium Nitrate (34% N)	production of 1 tonne of 34% N ammonium nitrate requires: • 0.21 tonnes of ammonia • 0.78 tonnes of nitric acid 1 tonne of nitric acid requires: 0.226 tonnes of ammonia

UAN (32% N)	production of 1 tonne of UAN requires: • 0.44 tonnes of ammonium nitrate • 0.35 tonnes of urea

MAP (monoammonium phosphate)	production of 1 tonne of MAP requires: • 0.15 tonnes of ammonia • 1.35 tonnes of 40% P2O5 phosphoric acid 1 tonne of 40% P2O5 acid requires: 1.32 tonnes of phosphate rock 1.12 tonnes of sulphuric acid

94     Supplementary Financial, Performance and Other Data

Corporate & Shareholder
Information

PRINCIPAL OFFICES
Corporate and North America
Wholesale Head Office
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Telephone (403) 225-7000
Fax (403) 225-7609

NORTH AMERICA RETAIL HEAD OFFICE
4582 South Ulster Street
Suite 1700
Denver, Colorado
U.S. 80237
Telephone (303) 804-4400
Fax (303) 804-4478

NORTH AMERICA WHOLESALE
SALES OFFICES
CANADA
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Telephone (403) 225-7334
Fax (403) 225-7618
Kevin Helash, Manager, Canadian Sales

U.S.
4582 South Ulster Street
Suite 1700
Denver, Colorado
U.S. 80237
Telephone (303) 804-4400
Fax (303) 804-4473
J Muse, Manager, U.S. Sales

SOUTH AMERICA WHOLESALE OFFICE
Profertil S.A.
Zona Cangrejales
Puerto Ing. White, (8103)
Bahia Blanca,
Buenos Aires Province, Argentina
Telephone 54-291-459-8000
Fax 54-291-459-8029
Arnoldo Girotti, General Manager

SOUTH AMERICA RETAIL OFFICE
Agroservicios Pampeanos S.A. (ASP)
Dardo Rocha 3278 – Piso 2
(1640) Buenos Aires, Argentina
Telephone 5411-4717-4555
Fax 5411-4717-4888
Linda Dalgetty, General Manager

ANNUAL MEETING
The Annual Meeting of the shareholders of Agrium Inc. will be held at 11:00 a.m. (MDT) on Wednesday, May 7, 2003, at the Westin Hotel, 320 4th Avenue SW, Calgary, Alberta in the Mayfair Room. Shareholders of record on March 25, 2003, are urged to attend and participate in the business of the meeting.

It will be carried live on the Company’s website, www.agrium.com.

STOCK EXCHANGES AND TRADING SYMBOLS
Common shares are listed on the Toronto and New York Stock Exchange under AGU. The eight percent preferred securities are listed on the New York Stock Exchange under AGU Pr.

CORPORATE & SHAREHOLDER INFORMATION
AGRIUM INC. DIVIDENDS
A cash dividend of 5.5 cents per common share was paid on January 15, 2003, to shareholders of record on December 18, 2002. A cash dividend of 5.5 cents per common share was paid on July 4, 2002, to shareholders of record on June 13, 2002.

INVESTOR & MEDIA RELATIONS CONTACT
Jim Pendergast
Director, Investor Relations
Telephone (403) 225-7357
Fax (403) 225-7609
E-mail: investor@agrium.com
Website: www.agrium.com

AUDITORS
KPMG LLP
Suite 1200, 205 — 5 Avenue SW
Bow Valley Square II
Calgary, Alberta, Canada T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008

TRANSFER AGENT — COMMON SHARES
The CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9
Telephone:
Outside North America 1 (416) 643-5500
Inside North America 1 (800) 387-0825
Fax (416) 643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

TRUSTEE — UNSECURED NOTES AND DEBENTURES
J.P. Morgan Trust Company, National Association
One, Oxford Center
301 Grant Street, Suite 1100
Pittsburgh, PA
U.S. 15219-1419

TRUSTEE — EIGHT PERCENT PREFERRED SECURITIES
The Bank of New York
101 Barclay Street, Floor 21W
New York, New York
U.S. 10286

WEBSITE
www.agrium.com

Inquiries about shareholdings, share transfer requirements, elimination of duplicate mailings, address changes or lost certificates should be directed to CIBC Mellon Trust or to Investor Relations, Agrium Inc., 13131 Lake Fraser Drive SE, Calgary, Alberta T2J 7E8.

Corporate & Shareholder Information     95

Corporate Headquarters:
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Phone (403) 225-7000

United States Headquarters:
Suite 1700, 4582 South Ulster Street
Denver, Colorado, U.S. 80237
Phone (303) 804-4400

NYSE and TSX: AGU
www.agrium.com